FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2014

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

COSAN LIMITED

Item
1.
Raízen Combustíveis S.A. consolidated financial statements at March 31, 2014 and 2013 and for the years then ended and for the ten month period ended March 31, 2012 and reports of independent registered public accounting firm.

2.
Raízen Energia S.A. consolidated financial statements at March 31, 2014 and 2013 and for the years then ended and for the ten month period ended March 31, 2012 and reports of independent registered public accounting firm.

These financial statements of Raizen Combustíveis S.A. and Raizen Energia S.A. at March 31, 2014 and 2013 and for the years then ended and for the ten month period ended March 31, 2012 are being filed to comply with Rule 3-09 of Regulation S-X.

Raízen Combustíveis S.A.
Consolidated financial statements prepared under  IFRS
at March 31, 2014
and independent auditor’s report

RAÍZEN COMBUSTÍVEIS S.A.

Consolidated Financial Statements

as of March 31, 2014

Independent auditor's report

The Board of Directors and Shareholders
Raízen Combustíveis S.A.

We have audited the accompanying consolidated financial statements of Raízen Combustíveis S.A. and its subsidiaries, which comprise the consolidated balance sheets as of March 31, 2014 and March 31, 2013, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the years then ended.

Management's Responsibility for the consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB); this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audits.  We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.  In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.  Accordingly, we express no such opinion.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion on the consolidated financial statements

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Raízen Combustíveis and its subsidiaries at March 31, 2014 and March 31, 2013, and the results of their operations and their cash flows for the years then ended in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Campinas, Brazil
September 24, 2014

/s/ PricewaterhouseCoopers
Auditores Independentes

1

Report of Independent Auditors

To the Board of Directors and Shareholders of
Raízen Combustíveis S.A.

We have audited the accompanying consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows of Raízen Combustíveis S.A. and its subsidiaries (the “Company”) for the ten month period ended March 31, 2012, and the related notes to these consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in conformity with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB); this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of these financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether these consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in these consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of these consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of these consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of these consolidated financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of the Company for the ten month period ended March 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standard Board.

As discussed in Note 1, these consolidated financial statements relate to the Company’s results of operations and cash flows upon the creation of the joint venture on June 1, 2011, and for the ten month period ended March 31, 2012.

São Paulo, Brazil,
September 24, 2014

/s/ ERNST & YOUNG
Auditores Independentes S.S.

2

RAÍZEN COMBUSTÍVEIS S.A.

Consolidated balance sheet
March 31, 2014 and 2013
In thousands of reais

	Note	2014	2013
Assets
Current assets
Cash and cash equivalents	3	566,606	138,713
Restricted cash	4	52,779	30,855
Trade accounts receivable, net	5	1,190,832	1,290,683
Derivative financial instruments	25	23,888	-
Inventories	6	941,982	906,870
Related parties	9	257,813	1,100,100
Recoverable taxes	7	150,813	105,694
Recoverable income tax and social contribution		4,190	6,249
Prepaid expenses	8	24,963	14,953
Dividends receivable	10	3,450	-
Other receivables		39,656	23,808

		3,256,972	3,617,925

Non-current assets
Trade accounts receivable, net	5	229,069	127,761
Related parties	9	435,188	356,842
Prepaid expenses	8	9,927	13,761
Recoverable taxes	7	236,356	207,982
Deferred income tax and social contribution	16	34,084	122,834
Judicial deposits	18	83,391	93,587
Other receivables		2,228	4,355
Investments in associates	10	255,711	-
Property, plant and equipment	11	1,815,442	1,828,996
Intangibles	12	2,073,909	1,961,151

		5,175,305	4,717,269

Total assets		8,432,277	8,335,194

The accompanying notes are an integral part of these consolidated financial statements.

3

RAÍZEN COMBUSTÍVEIS S.A.

Consolidated balance sheet
March 31, 2014 and 2013
In thousands of reais	(continued)

	Note	2014	2013
Liabilities and shareholders’ equity
Current liabilities
Trade accounts payable	13	776,224	706,995
Short-term debt	14	803,106	28,311
Derivative financial instruments	25	724	19,722
Wages and salaries payable		86,164	77,538
Taxes payable	15	75,300	70,818
Income tax and social contribution		3,866	32,048
Deferred revenue	17	49,660	53,510
Dividends and interest on equity payable	20	221,479	147,182
Related parties	9	174,596	236,991
Bonus payable		24,383	31,582
Other obligations		170,160	152,568

		2,385,662	1,557,265

Non-current liabilities
Long-term debt	14	12,102	704,158
Derivative financial instruments	25	773	-
Taxes payable	15	4,862	519
Provision for tax, civil and labor risks	18	457,155	379,963
Deferred revenue	17	306,093	349,243
Deferred income tax and social contribution	16	17,012	16,911
Related parties	9	847,921	995,203
Other obligations		63,339	73,775

		1,709,257	2,519,772

Total liabilities		4,094,919	4,077,037

Shareholders’ equity	20

Capital		3,069,328	2,881,467
Capital reserves		721,693	725,480
Other comprehensive income		(175)	-
Retained earnings		435,635	555,963

Equity attributable to controlling shareholders		4,226,481	4,162,910
Equity attributable to non-controlling interest		110,877	95,247

Total shareholders’ equity		4,337,358	4,258,157

Total liabilities and shareholders’ equity		8,432,277	8,335,194

The accompanying notes are an integral part of these consolidated financial statements.

4

RAÍZEN COMBUSTÍVEIS S.A.

Consolidated statement of income
Years ended March 31, 2014 and 2013 and ten month period ended March 31, 2012
(In thousands of Reais)

	Note	2014	2013	2012

Net sales	21	50,591,526	43,532,232	33,016,294
Cost of sales	22	(48,005,216)	(41,199,019)	(31,232,451)

Gross profit		2,586,310	2,333,213	1,783,843

Operating expenses, net
Selling expenses	22	(1,015,036)	(953,696)	(888,113)
General and administrative expenses	22	(391,039)	(361,616)	(343,044)
Other operating income, net	23	460,577	314,223	258,900
Share of profit of equity-accounted investees, net	10	10,080	-	-

		(935,418)	(1,001,089)	(972,257)

Operating income		1,650,892	1,332,124	811,586

Finance expenses	24	(83,462)	(79,227)	(82,853)
Finance income	24	86,737	116,530	119,393
Foreign exchange losses, net	24	(148,537)	(93,839)	(121,040)
Derivatives, net	24	46,723	(2,096)	-

		(98,539)	(58,632)	(84,500)

Income before taxes		1,552,353	1,273,492	727,086

Current tax	16	(375,827)	(284,774)	(133,779)
Deferred tax	16	(88,941)	(87,160)	(61,015)

		(464,768)	(371,934)	(194,794)

Net income		1,087,585	901,558	532,292

Attributable to:
Controlling shareholders		1,063,546	877,716	524,234
Non-controlling shareholders		24,039	23,842	8,058

		1,087,585	901,558	532,292

The accompanying notes are an integral part of these consolidated financial statements.

5

RAÍZEN COMBUSTÍVEIS S.A.

Consolidated statement of comprehensive income
Years ended March 31, 2014 and 2013 and ten month period ended March 31, 2012
(In thousands of Reais)

	2014	2013	2012

Net income	1,087,585	901,558	532,292

Other comprehensive income
Items which will not be reclassified to profit or loss
Actuarial losses on post-employment benefit plans	(175)	-	-

Total comprehensive income	1,087,410	901,558	532,292

Attributable to:
Controlling shareholders	1,063,371	877,716	524,234
Non-controlling shareholders	24,039	23,842	8,058

	1,087,410	901,558	532,292

The accompanying notes are an integral part of these consolidated financial statements.

6

RAÍZEN COMBUSTÍVEIS S.A.

Consolidated statement of changes in shareholders’ equity
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
In thousands of reais

		Attributable to controlling shareholders
			Capital reserves		Retained earnings
	Note	Capital stock	Capital reserve	Special Law 8200/91	Profit retention	Legal reserve	Retained earnings (accumulated losses)	Total	Attributable to non-controlling shareholders	Total shareholders’ equity

Balances on June 1, 2011		2,861,655	200,000	19,582	-	-	252,069	3,333,306	35,527	3,368,833
Net income		-	-	-	-	-	524,234	524,234	8,058	532,292

Total comprehensive income		-	-	-	-	-	524,234	524,234	8,058	532,292
Capital increase	20(a)	73,107	-	-	-	-	-	73,107	9,826	82,933
Issuance of shares for acquisition	20(a)	301,698	555,570	-	-	-	-	857,268	-	857,268
Issuance of Class B and C preferred shares	20(b)	(697,231)	-	-	-	-	-	(697,231)	-	(697,231)
Redemption of Class B and C preferred shares	20(b)	86,566	-	-	-	-	-	86,566	-	86,566
Redemption of shares	20(a)	-	(14,802)	-	-	-	-	(14,802)	-	(14,802)
Partial realization of the reserve		-	-	(2,905)	-	-	2,905	-	-	-
Transfer to the legal reserve		-	-	-	-	39,920	(39,920)	-	-	-
Interest on capital		-	-	-	-	-	(160,000)	(160,000)	-	(160,000)
Dividends paid in advance	20(b)	-	-	-	-	-	(20,818)	(20,818)	-	(20,818)
Mandatory minimum dividends		-	-	-	-	-	(198,417)	(198,417)	(2,040)	(200,457)
Transfer to reserves		-	-	-	360,053	-	(360,053)	-	-	-

Total of contributions of shareholders and distributions to shareholders		(235,860)	540,768	(2,905)	360,053	39,920	(776,303)	(74,327)	7,786	(66,541)

Balances on March 31, 2012		2,625,795	740,768	16,677	360,053	39,920	-	3,783,213	51,371	3,834,584

Net income		-	-	-	-	-	877,716	877,716	23,842	901,558

Total comprehensive income		-	-	-	-	-	877,716	877,716	23,842	901,558

Capital increase	20(a)	107,260	-	-	-	-	-	107,260	4,907	112,167
Reversal of reserves		-	-	-	-	-	-	-	(1,221)	(1,221)
Partial realization of reserve		-	-	(3,575)	-	-	3,575	-	-	-
Transfer to the legal reserve	20(b)	-	-	-	-	43,886	(43,886)	-	-	-
Interest on capital paid	20(b)	-	-	-	-	-	(173,000)	(173,000)	-	(173,000)
Dividends paid in advance	20(b)	-	-	-	(181,741)	-	(227,000)	(408,741)	(16,453)	(425,194)
Dividends to shareholders of preferred shares	20(a) (b)	148,412	(15,783)	-	-	-	(143,560)	(10,931)	-	(10,931)
Transfer to reserves		-	-	-	293,845	-	(293,845)	-	-	-

Total of contributions of shareholders and distributions to shareholders		255,672	(15,783)	(3,575)	112,104	43,886	(877,716)	(485,412)	(12,767)	(498,179)

Acquisition of interest in Mime		-	-	-	-	-	-	-	36,109	36,109
Premium paid on acquisition of non-controlling interest in Mime		-	(12,607)	-	-	-	-	(12,607)	(3,308)	(15,915)

Total of transactions with shareholders		-	(12,607)	-	-	-	-	(12,607)	32,801	20,194

Balances on March 31, 2013		2,881,467	712,378	13,102	472,157	83,806	-	4,162,910	95,247	4,258,157

The accompanying notes are an integral part of these consolidated financial statements.

7

RAÍZEN COMBUSTÍVEIS S.A.

Consolidated statement of changes in shareholders’ equity
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
In thousands of reais

		Attributable to controlling shareholders
			Capital reserves			Retained earnings
	Note	Capital stock	Capital reserve	Special Law 8200/91	Other comprehensive income	Profit retention	Legal reserve	Accumulated profits (loss)	Total	Attributable to non-controlling shareholders	Total shareholders’ equity

Balances on March 31, 2013		2,881,467	712,378	13,102	-	472,157	83,806	-	4,162,910	95,247	4,258,157
Net profit		-	-	-	-	-	-	1,063,546	1,063,546	24,039	1,087,585
Actuarial gains (losses) on post-employment benefit plans		-	-	-	(175)	-	-	-	(175)	-	(175)

Total comprehensive income		-	-	-	(175)	-	-	1,063,546	1,063,371	24,039	1,087, 410

Partial realization of reserve		-	-	(5,289)	-	-	-	5,289	-	-	-
Reversal of mandatory minimum dividends		-	-	-	-	596		-	596	3,624	4,220
Interest on capital paid	20(c)	-	-	-	-	-	-	(183,000)	(183,000)	-	(183,000)
Dividends paid in advance	20(c)	-	-	-	-	(458,898)	-	(360,000)	(818,898)	(7,992)	(826,890)
Dividends to shareholders of preferred shares	20(b) (c)	187,861	-	-	-	-	-	(187,861)	-	(2,539)	(2,539)
Transfer to reserves		-	1,502	-	-	284,796	53,178	(337,974)	1,502	(1,502)	-

Total of contributions of shareholders and distributions to shareholders

Balances on March 31, 2014		3,069,328	713,880	7,813	(175)	298,651	136,984	-	4,226,481	110,877	4,337,358

The accompanying notes are an integral part of these consolidated financial statements.

8

RAÍZEN COMBUSTÍVEIS S.A.

Consolidated statement of cash flows
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(in thousands of Reais)

	2014	2013	2012

Operating activities:
Income before taxes	1,552,353	1,273,492	727,086
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	441,667	421,073	264,574
Equity in income of associates	(10,080)	-	-
Gain on disposal of property, plant and equipment	(196,471)	(63,187)	(86,369)
Bargain purchase in business combination	-	(17,267)	-
Net reversal of provision for doubtful accounts	3,258	(844)	(10,802)
Constitution of provision for tax, labor and civil risks	8,134	5,128	7,550
Interest, monetary and exchange variation, net	165,836	93,261	119,953
Derivative financial instruments – change in fair value	(22,392)	-	-
Amortization of deferred revenue	(48,028)	(53,872)	(38,241)
Amortization of prepaid expenses	43,590	42,742	31,127
Others	6,294	9,911	(2,815)
	1,944,161	1,710,437	1,012,063
Changes in operating assets and liabilities:
Restricted cash	(21,924)	(30,855)	-
Trade accounts receivable	30,231	(113,196)	(126,626)
Financial instruments	(19,722)	-	-
Inventories	(36,587)	(174,614)	104,680
Taxes and contributions – Recoverable	(53,691)	62,332	(141,342)
Advances to suppliers	1,470	(1,061)	3,387
Judicial deposits	(33,363)	(2,867)	(6,483)
Wages and salaries payable	8,361	13,777	36,718
Taxes and social contributions payable	(157,199)	(107,205)	115,005
Related parties	206,616	168,873	(256,803)
Deferred revenue	1,028	13,500	476,502
Trade accounts payable	67,102	188,816	114,327
Provision for tax, labor and civil risks	(883)	(3,979)	(16,935)
Other obligations	12,782	(37,027)	90,048
Other assets and liabilities, net	(64,958)	4,175	18,409
	1,883,424	1,691,106	1,422,950

Income tax and social contribution paid	(281,927)	(234,333)	(133,489)

Net cash provided by operating activities	1,601,497	1,456,773	1,289,461

Investing activities:
Acquisitions, net of acquired cash	-	246	3,103
Addition to property, plant and equipment, software and other intangible assets	(722,565)	(697,459)	(516,208)
Additions to investments	(250,000)	(16,460)	-
Proceeds received from the sale of property, plant and equipment	340,150	219,746	142,924
Dividends received	919	-	-

Net cash used in investing activities	(631,496)	(493,927)	(370,181)

Financing activities:
Payment of principal of loans and financing	(182,883)	(177,786)	(183,037)
New loans and financing	103,713	-	96,684
Dividends and interest on capital paid	(1,098,439)	(905,073)	(20,818)
Capital payment	-	180,367	-
Capital payment by non-controlling shareholders	-	4,907	-
Related parties	657,985	15,591	(825,265)

Net cash used in financing activities	(519,624)	(881,994)	(932,436)

Net increase in cash and cash equivalents	450,377	80,852	(13,156)
At the beginning of year	116,229	35,377	48,533

At the end of year (Note 3)	566,606	116,229	35,377

Supplementary information of cash flows:
Transactions which do not involve cash
Provision (reversal) for removal of fuel storage tanks	(25,651)	(4,031)	14,315
Interest capitalization	21,441	21,132	11,902
ICMS (“Value-added Tax on Sales and Services”) credits on property, plant and equipment	3,176	3,339	-
Net present value adjustment on ICMS credits	1,356	-	-
PIS and COFINS (“Federal Taxes to Social Fund Programs”) credits	15,354

9

RAÍZEN COMBUSTÍVEIS S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

1.	Operations

Raízen Combustíveis S.A. (the “Company” or “Raízen Combustíveis”) is a privately owned company headquartered in the city of Rio de Janeiro, Brazil. The Company is a joint venture (“JV”) between Royal Dutch Shell (“Shell”) and Cosan S.A Indústria e Comércio (“Cosan”), with each partner holding a 50% ownership.

The Company’s main activities are: (i) the distribution and sale of oil and ethanol byproducts and other hydrocarbon fluids and their byproducts, mainly Shell branded, (ii) the sale of natural gas and acting as sales representative for the sale of lubricants in gas stations, (iii) the purchase and sale of products and goods for sale in convenience stores, (iv) the import and export of the aforementioned products and (v) investing in other companies.

Prior to the formation of the JV on June 1, 2011, the Company had a significant market share in the oil exploration and production segment through oil deposit research, exploration and development activities, as well as through lubricant distribution activities, up to April 30, 2011.  Assets and liabilities relating to these segments were contributed to Shell Brasil Petróleo Ltda. on April 30, 2011, when it still was an entity controlled by Shell Brazil Holding B.V. (SBHBV), with a corresponding capital decrease, for purposes of full transfer of the assets and liabilities relating to this activity.

On June 1, 2011, as part of the formation of the JV, the shareholders discussed and approved, at the Extraordinary General Meeting, the change in the type of entity and the change of the corporate name to Raízen Combustíveis S.A.  On the same date, Shell and Cosan announced the formation of the JV, whereby the Company’s economic benefits were equally shared among its shareholders. As part of this process, Cosan contributed to the Company the net assets of its fuel distribution business, known as Cosan Combustíveis e Lubrificantes S.A. (“CCL”), in exchange for 589,448,062 shares in the Company; such contribution was accounted for by the Company as a business combination in which Raízen Combustíveis recognized goodwill of R$344,829.

Thus, these financial statements relate to the Company’s financial position and result of operations upon the creation of the JV on June 1, 2011. Therefore, the consolidated statement of income for the year ended March 31, 2012 only includes the results of operations for a 10 month period, from June 1, 2011, through March 31, 2012.

On April 1, 2012, the Company acquired from Fix Investimentos Ltda. 72.3% of the outstanding common shares of Mime Distribuidora de Petróleo S.A., through the contribution of net assets  of R$75,547 plus consideration in cash of R$1,435.  The new Mime Combustíveis S.A. “Mime” is located in the State of Santa Catarina, and its business is fuel distribution and operating its convenience stores.  The transaction was accounted for as a business combination, and Raízen recognized a gain on bargain purchase of R$17,267.

On November 12, 2012, Raízen acquired from Fix Investimentos Ltda. an additional 3.7% of the outstanding common shares issued by Mime for R$ 15,025.  Given that the transaction is considered to be among shareholders, the premium paid  of R$9,698 was recognized by Raízen in Capital Reserves in equity.

The consolidated financial statements were approved by the Board of Directors on September 24, 2014.

2.	Significant accounting policies

10

RAÍZEN COMBUSTÍVEIS S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

2.1	Basis of preparation

The consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

(a)	Measurement basis

The consolidated financial statements were prepared on the historical cost basis, except for derivative financial instruments which are measured at fair value.

(b)	Functional currency and presentation currency

The consolidated financial statements are presented in the Brazilian Reais (R$), which is the Company's functional currency. The financial statements of each subsidiary included in consolidation are prepared using the currency of the main economic environment in which it operates.   All financial information presented in Brazilian Real has been rounded to the nearest thousand, except when otherwise indicated.

(c)	Judgments, estimates and significant accounting assumptions

In preparing these consolidated financial statements, management has made judgments, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.

Information about assumptions, estimation uncertainties that have a significant risk of resulting in material adjustment in the year ending March 31, 2014, and  judgments made in applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statements is included in the following notes:

•	Note 10 – Acquisition of investments in associates: fair value measured on a provisional basis;
•	Note 11 and 12 – Property plant and equipment and intangible assets, including goodwill: management makes estimates to determine their useful lives, for the purposes of depreciation and amortization;
•	Note 11 and 12 – Impairment test: key assumptions underlying recoverable amounts, including the recoverability of development costs;
•	Note 16.b – Recognition of deferred tax assets: availability of future taxable profit against which tax loss carryforwards can be offset;
•	Note 18 - Provision for tax, civil, labor and environmental risks: key assumptions about the likelihood and magnitude of an outflow of resources; and

Measurement of fair value

A number of the Company’s accounting policies and disclosures require the measurement of fair value, for both financial and non-financial assets and liabilities.

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RAÍZEN COMBUSTÍVEIS S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

When measuring the fair value of an asset or a liability, the Company uses, to the extent possible, observable market data. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Further information about the assumptions made in measuring fair values is included in Note 25 – Financial instruments.

2.2.	Basis of Consolidation
2.2.1 Business Combination

Business combinations are accounted for using the acquisition method when control is transferred to the Company. The cost of an acquisition is the sum of the consideration paid, measured at fair value on the acquisition date, and the amount of any non-controlling interests in the acquiree. For each business combination, the Company recognizes any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquirer’s net assets. Costs directly attributable to the acquisition are expensed as incurred.

When acquiring a business, management evaluates the assets acquired and the liabilities assumed in order to classify and allocate them pursuant to the terms of the agreement, economic circumstances and the conditions at the acquisition date.

Goodwill is initially measured as the excess of the consideration paid over the fair value of the net assets acquired. If the consideration is lower than the fair value of the net assets acquired, the difference is recognized as a gain in profit or loss.

Subsequent to initial recognition, goodwill is measured at cost, net of any accumulated impairment losses. For purposes of impairment testing, goodwill acquired in a business combination, is allocated at the acquisition date to each of the Company’s cash generating units expected to benefit from the synergies of the business combination, regardless of whether other assets or liabilities of the acquiree are attributed to these units.

2.2.2 Non-controlling interests

Non-controlling interests are measured at their proportionate share of the acquiree’s identifiable net assets at the acquisition date.

Changes in the Company’s interest in a subsidiary that do not result in a loss of control are accounted for as transactions with owners in their capacity as owners.

2.2.3 Subsidiaries

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RAÍZEN COMBUSTÍVEIS S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

The subsidiaries' financial statements are prepared for the same disclosure period as those of the parent company and use consistent accounting policies.

The consolidated financial statements include Raízen Combustíveis’ financial statements and the financial statements from subsidiaries where Raízen has direct or indirect control. The table below summarizes the direct ownership interests of the Company:

	Country	Business	Quantity of shares/quotas of investee	Quantity of shares/quotas of investing company	Direct and indirect interest
					2014	2013

Blueway Trading Importação e Exportação Ltda.	Brazil	Trading	5,048	5,048	100%	100%
Raízen Fuels Finance Limited	Cayman Islands	Financing	300	300	100%	100%
Raízen Mime Combustíveis S.A. (1)	Brazil	Fuel and distribution	60,144	45,710	76%	76%
Petróleo Sabbá S.A.	Brazil	Fuel and distribution	18,564	14,851	80%	80%
Sampras Participações Ltda. (“SAMPRAS”) (2)	Brazil	Holding	250,100	250,000	100%	-
Serviços e Tecnologia de Pagamentos S.A. (3)	Brazil	Payment System	22,297,600	2,229,760	10%	-

(1)	Company acquired on April 1, 2012 (Note 1).
(2)	Holding entity constituted on October 3, 2013 to acquire equity in associates (Note 10).
(3)	Associated acquired through Sampras Participações Ltda. on October 3, 2013 (Note 10).

2.2.4 Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated. Unrealized gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

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RAÍZEN COMBUSTÍVEIS S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

2.3.	Summary of the significant accounting practices

The accounting practices described below have been applied consistently to the years presented in the consolidated financial statements.

(a)	Revenue recognition

Revenue is recognized when the significant risks and rewards of ownership have been transferred to the customer, collection is probable, the associated costs and possible return of goods can be reliably estimated, there is no continuing managerial involvement with the goods, and the amount of revenue can be measured reliably. Revenue is measured net of returns, trade discounts, volume rebates, and taxes.

(b)	Transactions in foreign currency

Transactions in foreign currency are translated to the respective functional currency of the Company at exchange rates at the dates of the transaction.

Monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at the exchange rate at the reporting date. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are retranslated to the functional currency at the exchange rate when the fair value was determined. Foreign currency differences are generally recognized in profit or loss. Non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate on the transaction date.

(c)	Financial instruments

Financial assets and liabilities are recorded when the Company becomes party to the contractual provisions of the instruments.

(i)	Financial assets

Initial recognition and measurement

The Company classifies financial assets into the following categories: fair value through profit or loss, held to maturity, loans and receivables and available for sale. The Company determines the classification of the financial assets at the time of initial recognition.

Financial assets are initially recognized at fair value plus, in the case of investments not designated as fair value through profit or loss, any directly attributable transaction costs.
Financial assets include cash and cash equivalents, restricted cash, trade accounts receivable, related parties and other financial assets.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification, which may be as follows:

Financial assets at fair value through profit or loss

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RAÍZEN COMBUSTÍVEIS S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

A financial asset is classified as at fair value through profit or loss if it is classified as held-for-trading or is designated as such on initial recognition. Directly attributable transaction costs are recognized in profit or loss as incurred. Financial assets at fair value through profit or loss are measured at fair value and changes therein, including any interest or dividend income, are recognized in profit or loss.

Held-to-maturity financial assets

If the Company has the positive intent and ability to hold to maturity, such financial assets are classified as held-to-maturity.  Held-to-maturity instruments are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at amortized cost using the effective interest method.

Interest, inflation adjustments, foreign currency variances, and impairment losses are recognized in profit or loss as finance income or expense as incurred.

Loans and receivables

Loans and receivables are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at amortized cost using the effective interest method, less any impairment losses. The amortized cost is included in the consolidated statement of income as finance income or expense as incurred.

Available-for-sale financial assets

Available-for-sale financial assets are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on debt instruments, are recognized in OCI and accumulated in the fair value reserve. When an investment is derecognized, the accumulated gain or loss accumulated in equity is reclassified to profit or loss.

Derecognition

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred. Any interest in such transferred financial asset that is created or retained by the Company is recognized as a separate asset or liability.

Impairment of financial assets
Financial assets not classified as fair value through profit or loss, including an interest in an equity-accounted investee, are assessed at each reporting date to determine whether there is objective evidence of impairment.

Objective evidence that financial assets are impaired includes:

i.	default or delinquency by a debtor;
ii.	restructuring of an amount due to the Company on terms that the Company would not consider otherwise;

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RAÍZEN COMBUSTÍVEIS S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

iii.	indications that a debtor or issuer will enter bankruptcy;
iv.	adverse changes in the payment status of borrowers or issuers;
v.	the disappearance of an active market for a security; or
vi.	observable data indicating that there is measurable decrease in expected cash flows from a group of financial assets.

For an investment in an equity security, objective evidence of impairment includes a significant or prolonged decline in its fair value below its cost.

The Company considers evidence of impairment for financial assets measured at amortized cost at both an individual asset and collective level. All individually significant assets are individually assessed for impairment. Those found not to be impaired are then collectively assessed for any impairment that has been incurred but not yet individually identified. Assets that are not individually significant are collectively assessed for impairment. Collective assessment is carried out by grouping together assets with similar risk characteristics.

In assessing collective impairment, the Group uses historical information on the timing of recoveries and the amount of loss incurred, and makes an adjustment if current economic and credit conditions are such that the actual losses are likely to be greater or lesser than suggested by historical trends.

A financial asset or group of financial assets is considered to be impaired if, and only if, there is objective evidence that its value is unrecoverable as the result of one or more events that have taken place since the asset was first recognized (a "loss event") and this loss event affects the estimated future cash flow of the financial assets, or group of financial assets, to an extent that can be reasonably estimated.

An impairment loss is calculated as the difference between an asset’s carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account. When the Company considers that there are no realistic prospects of recovery of the asset, the relevant amounts are written off. If the amount of impairment loss subsequently decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, then the previously recognized impairment loss is reversed through profit or loss.

Impairment losses on available-for-sale financial assets are recognized by reclassifying the losses accumulated in the fair value reserve to profit or loss. The amount reclassified is the difference between the acquisition cost (net of any principal repayment and amortization) and the current fair value, less any impairment loss previously recognized in profit or loss. If the fair value of an impaired available-for-sale debt security subsequently increases and the increase can be related objectively to an event occurring after the impairment loss was recognized, then the impairment loss is reversed through profit or loss; otherwise, it is reversed through OCI.

An impairment loss in respect of an equity-accounted investee is measured by comparing the recoverable amount of the investment with its carrying amount. An impairment loss is recognized in profit or loss, and is reversed if there has been a favorable change in the estimates used to determine the recoverable amount.

(ii)	Financial liabilities

Initial recognition and measurement

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RAÍZEN COMBUSTÍVEIS S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

The Company classifies financial liabilities on initial recognition into the following categories: financial liabilities at fair value through profit or loss, loans and financing and derivatives.

The Company initially recognizes financial liabilities on the date when they are originated, usually the trade date.

Non-derivative financial liabilities are initially recognized at fair value less any directly attributable transaction costs.

The Company's financial liabilities include loans and financing, derivative financial instruments, suppliers and related parties.

Subsequent measurement

Subsequent measurement of financial liabilities depends on their classification, which may be as follows:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss are measured at fair value and changes therein, including any interest, are recognized in profit or loss.

Loans and financing

Subsequent to initial recognition, these liabilities are measured at amortized cost using the effective interest method.

Derecognition

The Group derecognizes a financial liability when its contractual obligations are discharged cancelled, or expire.

(iii)	Offset of financial instruments - net presentation

Financial assets and financial liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

(iv)	Derivative financial instruments and hedge accounting

Initial recognition and subsequent measurement

The Company holds derivative financial instruments to hedge its foreign currency and interest rate risk exposures in 2014 and 2013.

Derivatives are recognized initially at fair value; any directly attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are generally recognized in profit or loss.

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RAÍZEN COMBUSTÍVEIS S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

Derivatives are classified as fair value hedges to protect against exposure to changes in the fair value of assets and liabilities recognized, or unrecognized but committed, or in an identifiable part of such asset, liability or firm commitment, which can be attributed to a specific risk and could affect the results;

(d)	Cash and cash equivalents and restricted cash

Cash and cash equivalents include cash on hand, bank deposits and highly liquid investments, with maturities, of 90 days or less from the acquisition date, which are readily convertible into a known amount of cash and subject to insignificant risk of change in fair value. The investments classified in this group, due to their nature, are measured at fair value through profit and loss.

Restricted cash corresponding to investments funds, type LFT, conducted with first class banks, which are maintained according to the BNDES financing, which redemption requires payment of certain parts of that financing.

(e)	Trade accounts receivable

Trade accounts receivable are recorded at the invoiced amount and adjusted to present value, when applicable, net of allowance for doubtful accounts.

The company writes off uncollectible trade receivables when collection efforts have been exhausted.  An allowance for doubtful accounts is determined through analysis of the aging of trade accounts receivable, assessment of collectability based on historical trends, the financial condition of the Company’s customers and evaluation of economic conditions.

If the maturity date is less than one year, the accounts receivable are classified as current assets. Otherwise, they are classified as non-current assets.

(f)	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted average cost principle. The net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion plus any costs necessary to conclude the sale. Provisions for obsolescence, adjustments to net realizable value items are recorded when necessary.

(g)	Prepaid expenses

Prepaid expenses are accounted for at the amount effectively paid and are recognized in the profit or loss to the extent their benefits are obtained or when there is no expectation of recovery of the amount paid.

(h)	Investment in associates

The Company’s interests in equity-accounted investees comprise interests in associates.

Associates are those entities in which the Company has significant influence, but not control or joint control, over the financial and operating policies.
Interests in associates are accounted for using the equity method. They are recognized initially at cost, which includes transaction costs. Subsequent to initial recognition, the consolidated financial statements

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RAÍZEN COMBUSTÍVEIS S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

include the Company’s share of the profit or loss and OCI of equity-accounted investees, until the date on which significant influence or joint control ceases.

(i)	Property, plant and equipment

Items of property, plant and equipment are measured at cost of acquisition or construction less accumulated depreciation and any impairment losses, when applicable.

Cost includes expenditures that are directly attributable to the acquisition of an asset. The costs of assets constructed by the Company includes material and direct labor costs, any other costs incurred to put the asset in place and condition to operate. Borrowing costs are capitalized as a component of construction in progress, pursuant to IAS 23 using the weighted average interest rate of the Company’s debt at the date of capitalization.

Subsequent expenditure is capitalized only if it is probable that future economic benefits associated with the expenditure will flow to the Company.

Subsequent expenditures relating to the removal of fuel storage tanks and to the analysis of potential soil contamination are estimated and accounted for as part of the costs of these assets against the provision that will cover these expenditures.  These expenditures are included as property, plant and equipment and in noncurrent or current liabilities.  The provisions are accounted for taking into consideration the present value of these obligations, discounted at a risk-free rate of interest.

Depreciation is calculated to write off the cost of items of property, plant and equipment less their estimated residual values using the straight-line method over their estimated useful lives, and is generally recognized in profit or loss.

The estimated useful lives and the average annual rate of depreciation of property, plant and equipment are as follows:

	Useful lives	Average annual rate

Buildings and improvements	25 years	3.99%
Property, plant and equipment	10 to 20 years	6.53%
Vehicles	5 to 20 years	6.09%
Furniture, fixtures and computer equipment	4 to 10 years	13.66%

Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted as appropriate.

The gains or losses from disposals are determined as the difference between the proceeds and the net carrying value and are recognized in “Other operating income, net” in the statement of income.

(j)	Intangibles

(i)	Goodwill

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RAÍZEN COMBUSTÍVEIS S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

Goodwill is the positive difference between the amount paid and/or payable for the acquisition of a business and the net amount of the fair value of the assets and liabilities of the subsidiary acquired. Goodwill on the acquisition of subsidiaries is recorded as an intangible asset. If the acquisition involves a bargain purchase, the amount is registered as a gain in profit or loss on the acquisition date.

Subsequent to initial recognition, goodwill arising from the acquisition of subsidiaries is measured at cost less accumulated impairment losses.

Goodwill is tested for impairment annually. For impairment testing, goodwill arising from a business combination is allocated to cash-generating units (“CGUs”) or groups of CGUs that are expected to benefit from the synergies of the combination.

(ii)	Intangible assets with defined useful lives

Other intangible assets that are acquired by the Group and have finite useful lives are measured at cost less accumulated amortization and any accumulated impairment losses.

Amortization is calculated to write off the cost of intangible assets less their estimated residual values using the straight-line method over their estimated useful lives, and is generally recognized in profit or loss. Goodwill is not amortized.

The estimated useful lives and the average annual rate of amortization are as follows:

	Useful lives	Average annual rate

Software licenses	5 years	20%
Trademarks	10 years	10%
Contractual relationship with customers	25 years	4%
Rights of exclusivity of supply	8 to 10 years	12%
Others (*)	no useful lives	10%

 (*) Amortization based on the volume sold.

Amortization methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

Supply exclusivity rights

Payments to customers are recognized in “Supply exclusivity rights” (Note 12) and are contingent upon the terms relating to the performance to be achieved by customers, in particular the demand for volumes set forth in supply agreements. To the extent that contractual conditions are met, these amounts are amortized and recognized in profit or loss, "Sales returns and rebates" (Note 21) as they are considered sales incentive payments, and are therefore deducted from revenue.

Contractual relationships with customers

Contractual relationships with customers, acquired in a business combination, are recognized at fair value on the acquisition date.  Contractual relationships with customers have a finite useful life and are

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RAÍZEN COMBUSTÍVEIS S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

accounted for at cost less accumulated amortization.  Amortization is calculated on a straight-line basis over the expected life of the customer relationship.

(k)	Impairment of non-financial assets

At each reporting date, the Company reviews the carrying amounts of its non-financial assets (other than inventories and deferred tax assets) to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill is tested annually for impairment.

For impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Goodwill arising from a business combination is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. Value in use is based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount.

Impairment losses are recognized in profit or loss. They are allocated first to reduce the carrying amount of any goodwill allocated to the CGU, and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis.

An impairment loss in respect of goodwill is not reversed. For other assets, an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

As of March 31, 2014, 2013 and 2012, the Company has not identified any indications of impairment in property, plant and equipment.

(l)	Provisions

Provisions are recognized when the Company has a present obligation, formalized or not, as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and its amount can be reliably estimated.

Provision for tax, civil and labor risks

The Company is party to various lawsuits, including, tax, labor and civil claims. The assessment of the likelihood of an unfavorable outcome in these lawsuits includes the analysis of the available evidence, the hierarchy of the laws, available former court decisions, the most recent court decisions and their importance to the Brazilian legal system, as well as the opinion of external legal counsel. The provisions are reviewed and adjusted to reflect changes in the circumstances, such as applicable statutes of

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RAÍZEN COMBUSTÍVEIS S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

limitations, conclusions of tax inspections or additional exposures identified based on new claims or court decisions.

(m)	Employee benefits

The Company have a private plan for defined contribution (Raizprev) for all of the employees. The Company does not have a legal or construction obligation of paying additional contributions if the fund does not have enough assets to pay all the benefits due.

The Company recognizes a liability and an expense for profit sharing based on a methodology that takes into account previously set goals for employees. The Company recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

(n)	Income taxes

Income tax expense comprises of current and deferred tax. It is recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in OCI.

(i) Current tax

Current tax comprises the expected tax payable or receivable on the taxable income or loss for the year and any adjustment to tax payable or receivable in respect of previous years. It is measured using tax rates enacted or substantively enacted at the reporting date. Current tax also includes any tax arising from dividends.

Income taxes in Brazil, are comprised of corporate income tax (“IRPJ”) and social contribution (“CSLL”), which are calculated monthly on taxable income, at the rate of 15% plus 10% surtax for IRPJ, and 9% for CSLL, considering the offset of tax loss carryforwards, up to the limit of 30% of annual taxable income.

Management periodically assesses the positions taken by the Company in calculating income tax in situations where the applicable tax regulations are open to interpretation, and makes provisions, when appropriate, based on the estimated amounts payable to the tax authorities.

(ii) Deferred tax

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Deferred tax is not recognized for:

•	Temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;
•
Temporary differences related to investments in subsidiaries, associates and joint arrangements to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future; and

•	Any resulting deferred tax liability on taxable temporary differences arising on the initial recognition of goodwill.

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RAÍZEN COMBUSTÍVEIS S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on tax rates enacted or substantively enacted at the reporting date.

The measurement of deferred tax reflects the tax consequences that would follow from the manner in which the Company expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities. For this purpose, the carrying amount of investment property measured at fair value is presumed to be recovered through sale, and the Company has not rebutted this presumption.

(o)	Environmental matters

The Company mitigates the risks associated with environmental matters by means of operating procedures and controls as well as investments in pollution control equipment and systems. The Company recognized a provision for environmental losses to the extent that the environmental damage caused should be remediated.

(p)	Capital and shareholders’ compensation

Capital corresponds to the value obtained in the issuance of common and preferred shares. Additional costs directly attributable to the issuance of shares are recognized as a deduction from equity, net of taxes effects.

Class A preferred shares, like common shares, entitle the holder to one vote on resolutions at the Company general meetings, and to a fixed annual dividend of R$0.01 (one cent).

Class B and C preferred comprise shares issued by the Company intended as reimbursement for assets, represented mainly by tax benefits, contributed by the shareholders Cosan and Shell, to the extent they are used by the Company.

The declaration of dividends and interest on shareholders’ equity made by the Company’s Management, to the extent of the mandatory minimum dividend, is recorded in current liabilities, as it represents a legal obligation provided for in the Company’s bylaws.  Dividends that exceed the mandatory minimum dividend, declared by management before the reporting date, not yet approved by the shareholders, is recorded as an additional dividend proposed in shareholders’ equity.

For financial statement presentation purposes, interest on shareholders’ equity is recorded as an allocation of income directly in shareholders’ equity.

2.4.	Adoption of new IFRS and IFRIC Interpretations (International Financial Reporting Interpretations Committee) applicable to the consolidated financial statements.

New accounting pronouncements of the IASB and interpretations of the IFRIC have been published and/or revised. The most relevant of these for the Company are the following:

•	IFRS 9 - Financial Instruments - Classification and Measurement

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RAÍZEN COMBUSTÍVEIS S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

IFRS 9 deals with the classification, measurement and recognition of financial assets and liabilities. IFRS 9 was issued in November 2009 and October 2010, and substitutes parts of IAS 39 relating to the classification and measurement of financial instruments. IFRS 9 requires that financial assets be classified in two categories: measured at fair value and measured at amortized cost. The category is determined at the time of initial recognition. The classification depends on the entity's business model and the contractual characteristics of the cash flow of the financial instruments. The standard maintains most of the requirements of IAS 39 in respect of financial liabilities.  The main change is that in cases where the fair value option is adopted for financial liabilities, the portion of change in fair value that is due to the credit risk of the entity itself is registered in other comprehensive income instead of in the statement of income, except when this results in an accounting mismatch. The Company is assessing the impact of IFRS 9. The standard is applicable to reporting periods beginning on or after January 1, 2015.

•	IFRS 15 - Revenue from Contracts with Customers

On 28 May 2014, was issued the IFRS 15 – Revenue from Contracts with Customers which outlines a single comprehensive model of accounting for revenue arising from contracts with customers and supersedes current revenue recognition guidance, which is found currently across several standards and Interpretations within IFRSs. The core principle is that an entity recognizes revenue to reflect the transfer of goods or services, measured as the amount to which the entity expects to be entitled in exchange for those goods or services. However, the new Standard does not apply to transactions that are instead within the scope of leasing standard.

The new standard is effective for reporting periods beginning on or after 1 January 2017, with earlier application permitted. Entities can choose to apply the Standard retrospectively our use a modified approach in the year of application. The Company is evaluating the impact of this new standard on the financial statements.

•	IFRIC 21 – Levies

In May 2013, the IASB issued IFRIC 21, which provides guidance on when an entity should recognize a liability for a levy in accordance with laws and/or regulations in its financial statements, except for income taxes.  The obligation should only be recognized when the event that triggers such obligation occurs.  IFRIC 21 is an interpretation of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets. IAS 37 establishes criteria for the recognition of a liability, one of which is the requirement that the Company has a present obligation as a result of a past event, known as the obligating event.  IFRIC 21 is effective for fiscal years ending on or after January 1, 2014.  The Company does not expect the adoption of IFRIC 21 to have a material impact on its consolidated financial statements.

There are no other IFRS standards or IFRIC interpretations that have been issued and not yet adopted that might, in the opinion of Management, have a significant impact on the results or the equity disclosed by the Company.

3.	Cash and cash equivalents

	2014	2013

Cash and banks accounts	290,804	95,645
Cash in foreign currency	198,097	-
Investments funds (i)	77,705	43,068

	566,606	138,713

24

RAÍZEN COMBUSTÍVEIS S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

(i)
The investments funds correspond to highly liquid investments in fixed-income instruments of top tier banks. For the year ended March 31, 2014, the average return on the funds was 100.9% of the CDI (100.8% in 2014).

For the purposes of presentation of the consolidated statement of cash flows, cash and cash equivalents are net of overdraft accounts as follows:

	2014	2013

Cash and cash equivalents	566,606	138,713
Overdraft accounts (Note 14)	-	(22,484)

	566,606	116,229

4.	Restricted cash

	2014	2013

Derivatives deposits	52,779	30,855

	52,779	30,855

Derivatives deposits refer to margin calls by counterparties in connection with operations at BM&FBovespa. Such derivatives mature in April and May of 2014 (Note 25).

5.	Trade accounts receivable

	2014	2013

Accounts receivable	1,207,698	1,374,482
Customer financing (i)	363,472	200,010
(-) Allowance for doubtful accounts	(151,269)	(156,048)

	1,419,901	1,418,444

Current	1,190,832	1,290,683
Non-current	229,069	127,761

25

RAÍZEN COMBUSTÍVEIS S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

(i)
Customer financing refers to installment payments of past-due debts, sales of properties, and financing with the primary purpose of implementing or modernizing gas stations, using collateral, pledges and guarantees.  Financial charges and repayment terms are set forth in agreements and defined based on the financial and economic analysis of each transaction.

The maximum exposure to credit risk as of the reporting date is the carrying value of each class of trade account receivables mentioned above.  The Company does not hold securities as guarantee of trade accounts receivable.

The aging of trade accounts receivable is as follows:

	2014	2013

Not yet due	1,306,201	1,317,526
Overdue:
Up to 30 days	34,046	32,425
From 31 to 90 days	22,615	12,140
From 91 to 180 days	4,865	9,166
Over 180 days	203,443	203,235

	264,969	256,966

	1,571,170	1,574,492

The Company has guarantees, such as credit letters, on amounts overdue and not provided for.

The rollforward of allowance for doubtful accounts is presented below:

As of June 1, 2011	(94,871)

Provision	(23,872)
Reversal (1)	34,674
Provision on receivables acquired in business combination	(72,823)

As of March 31, 2012	(156,892)

Provision	(28,132)
Reversal (1)	28,976

As of March 31, 2013	(156,048)

Provision	(13,570)
Reversal (1)	18,349

As of March 31, 2014	(151,269)

(1)	Reversals are accounted for when receivables are written off as losses or paid.

6.	Inventories

26

RAÍZEN COMBUSTÍVEIS S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

	2014	2013

Diesel	335,362	390,379
Gasoline	383,872	347,827
Jet fuel (Jet A-1)	105,576	97,022
Hydrated ethanol	103,810	60,185
Fuel oil	6,071	8,180
Aviation gasoline	2,777	3,177
Others	4,084	1,250
Kerosene	839	986
Provision for obsolescence	(409)	(2,136)

	941,982	906,870

The cost of Inventory recognized in Cost of Sales for the year ended March 31, 2014 was R$ 47,216,176 (year ended March 31, 2013 R$ 38,496,435).

The rollforward of the provision for obsolescence is presented below:

As of June 1, 2011	(1,253)

Provision	(125)
Reversal (1)	93

As of March 31, 2012	(1,285)

Provision	(2,529)
Reversal (1)	1,678

As of March 31, 2013	(2,136)

Provision	(1,938)
Reversal (1)	3,665

As of March 31, 2014	(409)

(1)	Reversal of the provision for obsolescence, losses due to the write-off of inventory or sales of products.

7.	Recoverable taxes

	2014	2013

ICMS Reimbursement (a)	233,430	196,853
Recoverable ICMS (b)	157,321	117,287
ICMS credits derived from the acquisition of property, plant and equipment	21,241	19,728
IPI (Excise Tax)	5,941	9,636
IRRF (Withholding Income Tax)	5,406	7,224
COFINS (Social Contribution Tax)	6,452	6,285
PIS (Employees’ Profit Participation Program)	1,321	1,366
Others	761	1
Provision for losses (c)	(44,704)	(44,704)

	387,169	313,676

Current	150,813	105,694
Non-current	236,356	207,982

27

RAÍZEN COMBUSTÍVEIS S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

(a)	ICMS reimbursements

ICMS reimbursements comes from interstate oil byproduct distribution activities, where the tax burden in the destination state is lower than that withheld by the supplier, as set forth in Agreement 110/07.

The reimbursements are received in cash after the claims are processed by State governments.

(b)	Recoverable ICMS

In order to use ICMS credit balances, the Company is assessing certain activities, in particular the review of logistics operations with changes in the supply centers. Additionally, there are requests for special regimes filed with certain state tax authorities, request for authorization of transfer of balances between branches in the same state and analysis of sales of credits to third parties. The recoverable ICMS balance reported in the financial statements reflects the amount that the Company expects to realize, after the provision for losses.

(c)	Provision for losses

The provisions are comprised of credit balances and ICMS reimbursements. The Company annually assesses the recoverability of tax credits and verifies the need to recognize a provision.

The rollforward of the provision for losses are presented below:

As of June 1, 2011	(15,474)
Provision	(17,526)

As of March 31, 2012	(33,000)

Provision	(11,704)
Reversal	-

As of March 31, 2013 and 2014	(44,704)

For the year ended March 31, 2014, there was no change in the provision for losses on Recoverable taxes.

8.	Prepaid expenses

28

RAÍZEN COMBUSTÍVEIS S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

	2014	2013

Rent	7,546	9,833
Advertising and publicity	19,214	9,580
Funding expenses	2,781	4,370
Various advisory	2,055	2,131
Insurance premiums	900	941
Taxes and fees	884	656
Other	1,510	1,203

	34,890	28,714

Current	24,963	14,953
Non-current	9,927	13,761

9.	Related parties

(a)	Summary of balances and transactions with related parties

	2014	2013

Assets
Raízen Energia S.A. (1)	56,777	816,873
Shell Brazil Holding B.V. (2)	473,998	401,533
Shell Aviation Limited (3)	111,676	113,704
Cosan S.A. Indústria e Comércio (5)	13,059	14,347
Shell Brasil Petróleo Ltda. (4)	20,630	100,004
Cosan Lubrificantes e Especialidades S.A.	642	630
Fix Investimentos Ltda. (Note 20.b)	4,807	-
Agricopel Com. e Der. Petróleo Ltda	4,191	-
Other	7,221	9,851

Total current assets	257,813	1,100,100

Total non-current assets	435,188	356,842

Total assets	693,001	1,456,942

	2014	2013

Liabilities
Raízen Cayman Limited (6)	495,596	441,022
Shell Brazil Holding B.V. (2)	419,895	532,759
Raízen Energia S.A (1)	41,070	100,010
Shell Brasil Petróleo Ltda. (4)	30,675	58,505
Cosan S.A. Indústria e Comércio (5)	30,253	90,756
Cosan Lubrificantes e Especialidades S.A.	2,675	2,473
Shell Aviation Limited (3)	1,790	2,068
Fix Investimentos Ltda (Note 20.b)	434	-
Other	129	4,601

Total current liabilities	174,596	236,991

Total non-current liabilities	847,921	995,203

Total liabilities	1,022,517	1,232,194

29

RAÍZEN COMBUSTÍVEIS S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

	2014	2013	2012
Product sales (i)
Shell Aviation Limited	1,226,670	1,425,289	1,050,554
Raízen Energia S.A.	413,646	358,531	255,305
Posto Agricopel Ltda.	191,424	-	-
Agricopel Com. e Der. Petróleo Ltda.	191,246	-	-
	2,022,986	1,783,820	1,305,859

Purchase of goods (i)
Raízen Energia S.A.	(1,534,355)	(562,765)	(658,970)
Agricopel Com. E Der. Petróleo Ltda.	(19,657)	(136,001)	-
Posto Agricopel Ltda.	-	(80,226)	-
	(1,554,012)	(778,992)	(658,970)

Finance income
Raízen Energia S.A. (1)	32,474	60,243	47,217
Shell Brasil Petróleo Ltda. (4)	-	-	14,408
Shell Finance Limited			11,244
Other related parties	-	-	2,544
	32,474	60,243	75,413

Finance costs
Raízen Cayman Limited (6)	(63,534)	(52,409)	(64,532)
Raízen Energia S.A. (1)	(2,302)	-	-
Shell Brasil Petróleo Ltda. (4)	-	-	(4,022)
Shell Finance Limited	-	-	(18,085)
	(65,836)	(52,409)	(86,639)

Revenue of services
Shell Brasil Petróleo Ltda. (iii)	27,092	28,934	22,034
Seapos B.V.	-	-	29
Shell Aviation Limited	195	-	2,623
	27,287	28,934	24,686

Expenses of services
Raízen Energia S.A (ii)	(116,568)	(104,195)	(51,636)
Shell Aviation Limited	-	(15,162)	-
Shell Brasil Petróleo	(8,923)	(11,973)	-
Cosan Lubrificantes e Especialidades S.A.	-	-	(2,630)
Shell International Exploration & Prod. B.V.	-	-	(2,353)
Shell International Petroleum	(3,229)	-	(1,307)
	(128,720)	(131,330)	(57,926)

	334,179	910,266	602,423

30

RAÍZEN COMBUSTÍVEIS S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

i.	Product purchase and sale transactions are conducted based on terms and conditions agreed between the parties.
ii.	Refer to expenditures on the sharing of corporate, managerial and operating costs with Raízen Energia S.A.
iii.	Refer to the commission on sales of lubricants.

(1)	Raízen Energia S.A.

The amount recorded as current assets corresponds mainly to R$ 53,160 (R$811,289 in 2013) relating to funds transferred by the Company due to the cash management agreement, the Company recorded net finance income  of R$ 30,172 (R$60,243 and R$47,217 in 2013 and 2012, respectively) on such transaction; ii) the amount of R$ 3,441 (R$ 5,389 in 2013) corresponds to sale of diesel and; iii) issuance of credit notes in the total amount of R$ 176 (R$ 195 in 2013).

The amount recorded as current liabilities refers mainly to: i) the purchase of ethanol  of R$23,721 (R$80,297 in 2013); ii) freight accruals  of R$ 7,791 (R$ 0 in 2013); iii) apportionment of shared costs  of R$2,776 (R$16,324 in 2013); iv) other amounts payable resulting from ethanol purchase of R$6,150 (R$0 in 2013); vi) other expenditures  of R$632 (R$3,389 in 2013).

(2)	Shell Brazil Holding B.V.

The balance recorded as current assets corresponds to reimbursements receivable from shareholders, as set forth in the framework agreement, comprises the following: i) R$13,103 (R$17,353 in 2013) refers to provision for claims (Note 18); ii) reimbursement of expenditures on bank guarantees in connection with lawsuits originated before the Company’s formation,  of R$15,473 (R$31,707 in 2013); iii) reimbursement of expenditures relating to Security, Health and Environment (“SSMA”)  of R$3,207 (R$12,896 in 2013); iv) reimbursement of court deposits  of R$11,822 (R$9,724 in 2013); v) reimbursement of expenditures on contingencies  of R$4,347 (R$20,980 in 2013); vi) reimbursement of expenditures on attorneys’ fees and court costs  of R$7,167 (R$26,956 in 2013); vii) other reimbursable expenditures  of R$650 (R$18,403 in 2013).

The amount recorded as non-current assets refers mainly to provisions for claims contributed by Shell Brazil Holding B.V. to the organization of the Company, which should be fully reimbursed to the Company, when effectively paid,  of R$418,229 (R$263,514 in 2013), (Note 18).

The balance recorded as current liabilities refers mainly to: i) the amount of tax credits to be reimbursed to Shell Brazil Holding B.V., when effectively used by the Company,  of R$95,235 (R$95,235 in 2013); (ii) other reimbursable expenditures  of R$10,258 (R$2,338 in 2013).

The balance recorded as noncurrent liabilities refers mainly to: i) the amount of tax benefits to be reimbursed to Shell Brazil Holding B.V., when effectively used by the Company,  of R$244,139 (R$371,497 in 2013), (Note 20.a). The amount of tax benefits to be reimbursed refers to the balance of tax losses and negative basis of social contribution, transferred to the Company upon the corporate restructuring for the organization of the Company. Such obligation will be paid annually, except for corporate reorganizations during the year which generate the need to submit a Corporate Income Tax Return (“DIPJ”). In this case, payment should be made within 20 business days after delivery of the DIPJ, when the tax saving relating to the use of tax credits was originated. The payment method will be through the distribution of exclusive dividends to the holders of Class C preferred shares.  Currently,

31

RAÍZEN COMBUSTÍVEIS S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

only Shell Brazil Holding B.V. is the holder of such class of shares; ii) provision for losses relating to deposits made due to legal contingencies  of R$28,390 (R$49,654 in 2013), (Note 18; and iii) reimbursement of court deposits  of  R$41,873 (R$14,035 in 2013),  originated before the Company’s organization, which are not an integral part of the net assets of the transferred fuel distribution business, and court deposits incumbent upon the shareholders paid after the Company’s organization which should be reimbursed to Shell Brazil Holding B.V. when effectively realized, (Note 18).

(3)	Shell Aviation Limited

The amount recorded as current assets refers to: i) the sale of fuel in Brazil for use in the aircraft of foreign airlines comprising the customer portfolio of Shell Aviation  of R$ 111,272 (R$113,570 in 2013). These amounts are initially received by Shell Aviation and transferred to the Company; ii) commissions on the supply of aircraft of customers in the Company’s portfolio made abroad by Shell Aviation  of R$404 (R$134 in 2013).

The amount of R$1,790 (R$2,068 in 2013) recorded in current liabilities refers to commissions on the supply of foreign aircraft of the customer portfolio of Shell Aviation in Brazil.

(4)	Shell Brasil Petróleo Ltda.

The amount recorded as current assets refers mainly to: i) reimbursement of expenditures on bank guarantees in connection with lawsuits originated before the Company’s organization,  of R$202 (R$246 in 2013); ii) reimbursement of expenditures relating to Security, Health and Environment (“SSMA”)  of R$218 (R$120 in 2013); iii) liabilities contributed by Shell Brasil Petróleo Ltda. to the Company’s organization which should be fully reimbursed to the Company, when effectively paid, arising from provisions for claims  of R$2,299 (R$7,097 in 2013), (Note 18); iv) contingencies expenditures reimbursement incurred by the JV  of R$96 (R$1,632 in 2013); v) expenditures related to commercial operations  of R$ 4,348 (R$ 702) and; v) other reimbursable expenditures  of R$21 (R$387 in 2013).

The amount recorded as noncurrent assets refers to liabilities contributed by Shell Brasil Petróleo Ltda. to the Company’s organization which should be fully reimbursed to the Company, when effectively paid, arising from provisions for claims  of R$13,447 (R$89,815 in 2013), (Note 18).

The amount recorded as current liabilities refers mainly to: i) tax credits  of R$6,270 (R$9,619 in 2013), which will be reimbursed to shareholder when effectively used by Company; ii) return of commission on sales of lubricants  of R$16,187 (R$16,012 in 2013) which was received in advance; iii) services provided by employees of Shell Brasil Petróleo Ltda.  of R$727 (R$4,127 in 2013); iv) other reimbursable expenditures  of R$257 (R$511 in 2013).

The amount of R$ 7,234 (R$28,236 in 2013), recorded as noncurrent liabilities refers to court deposits existing before the Company’s organization which were not an integral part of the net assets transferred of the fuel distribution business and court deposits incumbent upon the shareholders paid after the Company’s organization, which should be reimbursed when effectively realized, (Note 18).

(5)	Cosan S.A. Indústria e Comércio S.A.

The amount recorded as current assets refers mainly to: i) reimbursement of expenditures relating to Security, Health and Environment (“SSMA”)  of R$9,479 (R$9,052 in 2013); ii) reimbursement of expenditures on payroll  of R$2,096 (R$1,827 in 2013); iii) reimbursement of expenditures on

32

RAÍZEN COMBUSTÍVEIS S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

contingencies  of R$947 (R$1,192 in 2013); iv) issuance of debit notes  of R$537 (R$885 in 2013); v) reimbursement of attorneys’ fees and court costs of R$937 and; vii) other reimbursable expenditures in the amount of R$454.

The amount recorded as noncurrent liabilities refers mainly to the amount of tax benefits to be reimbursed to Cosan, when effectively used by the Company,  of R$ 30,253 (R$90,756 in 2013), (Note 20.a). The amount to be reimbursed is determined by the balance of tax benefit on amortization of goodwill transferred to the Company upon the corporate restructuring for the Company’s organization. Such obligation will be paid annually, except for corporate reorganizations during the year which generate the need to submit a Corporate Income Tax Return (“DIPJ”). In this case, payment should be made within 20 business days after delivery of the DIPJ, when the tax saving relating to the use of tax credits was originated. The payment method will be through the distribution of exclusive dividends to the holders of Class B preferred shares.

(6)	Raízen Cayman Limited

The balance recorded as noncurrent liabilities refers mainly to the debt incurred on March 28, 2011  of US$ 219 million. The debt is subject to US dollar currency fluctuation and the quarterly LIBOR rate plus annual interest of 2.15%, originally maturing on March 10, 2014. An addendum was entered into on the same date, whereby the maturity of this agreement is changed to December 7, 2015 and the interest is reduced to quarterly LIBOR plus annual interest of 1.50%; it continues to be subject to the risk of US dollar currency fluctuation. The amount recorded as finance costs is R$ 63,534 (R$ 52,534 and R$ 64,532 in 2013 and 2012, respectively).

(b)	Officers and members of the board of directors

The total remuneration and benefits paid to management key personnel, including the directors, officers, and members of the executive committee, is as follows:

	2014	2013	2012

Salaries	37,743	34,858	15,975
Bonuses and other variable compensation	31,803	27,635	7,949

Total compensation	69,546	62,493	23,924

The Company shares its corporate, managerial and operating structure and costs with its related party Raízen Energia S.A. (“RESA”).  Key management personnel are mostly comprised of RESA’s employees and such costs are charged to the Company by debit note. During the year ended March 31, 2014, the Company reimbursed (“RESA”) for such services for R$54,868 (R$41,706 and R$10,098 in 2013 and 2012 respectively).

33

RAÍZEN COMBUSTÍVEIS S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

10.	Investments

(a)	Investment analysis

	Investments							Equity accounting
	Country	Business	Quantity of shares/quotas of investee	Quantity of shares/quotas of investing company	Percentage of interest	2014	2013	2014	2013

Carrying value
Sistema de Tecnologia de Pagamento (1)	Brazil	Payment system	22.297,600	2,229,760	10%	71,275	-	10,080	-

Subtotal						71,275	-	10,080	-

Goodwill on investment
Sistema de Tecnologia de Pagamento						184,436	-	-	-
							-	-	-

Total investment						255,711	-	10,080	-

(1)	Includes fair value of intangible assets of R$ 53,605 (Note 10.b).

34

RAÍZEN COMBUSTÍVEIS S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

(b)	Acquisition of shares in associates

On October 3, 2013 Raízen Combustíveis concluded the acquisition of a 10% stake in Serviços e Tecnologia de Pagamentos (“STP”) for R$ 250,000. The acquisition was made as STP and Raízen Combustíveis are developing a new fuel charge system to be implemented in Raízen Combustíveis’ fueling stations. We concluded we have significant influence over STP as the shareholders’ agreement provides us to appoint 1 of the 8 members of STP’s Board of Directors.

As of March 31, 2014, the purchase price allocation was concluded, based on the fair value of assets acquired and liabilities assumed as follows:

Total

Exclusive agreements	1,457
Customer relationships	53,715
Trade marks	26,047
Other net assets	11,959
Deferred taxes on net assets acquired	(27,614)
65,564

Consideration transferred, net of cash received	250,000

Goodwill	184,436

(c)	Rollforward of investments in associate

The rollforward of investments in associate is as follows:

Balance as of March 31, 2013 and 2012	-

Additions to investment (STP)	11,959
Fair value on intangible assets (STP)	81,219
Deferred taxes on fair value of intangible assets (STP)	(27,614)
Goodwill on investment (STP)	184,436
Equity accounting	10,080
Dividends receivable	(4,369)

Balance on March 31, 2014	255,711

(d)	Summarized financial information in subsidiaries and associates

•	As of March 31, 2014

	Petróleo Sabbá S.A.	Raízen Fuels Finance Limited	Raízen Mime Combustíveis S.A.	Blueway Trading Imp. e Exportação Ltda.	Sampras Participações Ltda.	Serviços e tecnologia de Pagamentos

Assets	657,183	808,495	280,793	2,116	260,080	960,034
Liabilities	285,191	800,771	128,801	208	-	783,330

Shareholders’ equity	371,992	7,724	151,992	1,908	260,080	176,704

Net Sales	4,116,801	-	2,076,727	-	-	299,855
Net profit (loss)	53,412	(3,670)	55,652	(154)	10,080	100,801

35

RAÍZEN COMBUSTÍVEIS S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

•	As of March 31, 2013

	Petróleo Sabbá S.A.	Raízen Fuels Finance Limited	Raízen Mime Combustíveis S.A.	Blueway Trading Imp. e Exportação Ltda.

Assets	596,461	719,665	227,032	2,104
Liabilities	283,305	709,518	91,137	43

Shareholders’ equity	313,156	10,147	135,895	2,061

Net sales	3,576,391	-	1,647,329	-
Net profit (loss)	76,247	(2,709)	32,765	(580)

36

RAÍZEN COMBUSTÍVEIS S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

11.	Property, plant and equipment

	Land	Buildings and improvements	Machinery, equipment and installations	Vehicles	Furniture, fixtures and computer equipment	Works in progress	Others	Total

Cost
As of March 31, 2012	846,966	241,996	1,205,692	85,112	71,054	278,564	-	2,729,384

Additions	-	-	21,281	-	-	297,085	-	318,366
Business combination (1)	(3,193)	792	(84,923)	-	423	3,495	-	(83,406)
Disposals	(50,212)	(15,151)	(226,438)	(7,819)	(10,045)	-	-	(309,665)
Transfers (2)	11,460	16,068	248,583	14,459	9,988	(320,414)	13,313	(6,543)
Reversal of property, plant and equipment contributed (3)	(10,295)	-	-	-	-	-	-	(10,295)

As of March 31, 2013	794,726	243,705	1,164,195	91,752	71,420	258,730	13,313	2,637,841

Additions	-	-	681	-	-	304,216	-	304,897
Disposals	(103,475)	(18,045)	(105,420)	(2,910)	(7,942)	-	-	(237,792)
Transfers between cost and depreciation	-	25	665	-	-	-	-	690
Transfers (4)	3,756	16,040	180,762	21,227	306	(255,148)	-	(33,057)

As of March 31, 2014	695,007	241,725	1,240,883	110,069	63,784	307,798	13,313	2,672,579

Depreciation
As of March 31, 2012	-	(108,349)	(653,865)	(48,455)	(46,326)	-	-	(856,995)
Depreciation expense	-	(5,780)	(89,450)	(6,124)	(7,371)	-	(607)	(109,332)
Disposals	-	8,484	133,628	7,776	8,137	-	-	158,025
Transfers (2)	-	-	(2,745)	-	-	-	2,202	(543)

As of March 31, 2013	-	(105,645)	(612,432)	(46,803)	(45,560)	-	1,595	(808,845)

Depreciation expenses	-	(10,746)	(115,093)	(7,426)	(6,740)	-	(1,820)	(141,825)
Disposals	-	11,489	73,160	2,832	6,632	-	-	94,113
Transfers between cost and depreciation	-	(25)	(665)	-	-	-	-	(690)
Transfers (4)	-	-	-		110	-	-	110

As of March 31, 2014	-	(104,927)	(655,030)	(51,397)	(45,558)	-	(225)	(857,137)

Net carrying value
As of March 31, 2014	695,007	136,798	585,853	58,672	18,226	307,798	13,088	1,815,442

As of March 31, 2013	794,726	138,060	551,763	44,949	25,860	258,730	14,908	1,828,996

(1)
Assets contributed by non-controlling shareholders – Fix Investimentos Ltda.  of R$10,416 and adjustment to fair value of the property, plant and equipment relating to the business combination with Cosan Combustíveis e Lubrificantes S.A. (CCL) for the Company’s organization  of (R$93,822) (Note 1).

(2)	Transfer of property, plant and equipment to intangible assets (software) of R$7,086 (Note 12).
(3)	Reversal of contributed amounts related to business combination with Cosan Combustíveis e Lubricantes S.A. (CCL)
(4)	Transfer of property, plant and equipment to intangible assets (software) of R$33,057 (Note 12).

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RAÍZEN COMBUSTÍVEIS S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

Works in progress

As of March 31, 2014, the balance of R$ 307,798 works in progress (R$ 258,730 as of March 31, 2013) comprised:  i) construction of new fuel distribution terminals and upgrades of existing ones;  ii) capital expenditure in Shell branded gas stations such as replacing fuel pumps, works for compliance with environmental standards, brand and signage upgrades, refurbishment of convenience stores and new fixtures and fittings;  iii) capital expenditure at large customers such as the construction of fuel pumps and equipment;  iv) capital expenditure at airports where the Company has fuel distribution terminals such as, fuel distribution vehicles, fire hoses and other infrastructure at new airport terminals and the upgrade of infrastructure at existing airport terminals.

Capitalization of borrowing costs

During the year ended March 2014, the Company capitalized interest of R$21,441 (R$21,132 and R$11,902 in 2013 and 2012, respectively). The weighted average interest rate utilized to determine the capitalized interest was 9.19% p.a (8.58% and 6.24% in 2013 and 2012, respectively).

Asset retirement obligation

During the year ended March 2014, the Company increased estimated with future costs of asset retirement obligation and with analysis of soil contamination amounted to (R$25,651) ((R$4,031) and R$14,315 in 2013 and 2012, respectively), and are recorded in the group of “Machinery, equipment and installations” against Other obligations in current and non-current liabilities.

Impairment analysis

As described in Note 2.3 (k), the Company reviews property, plant and equipment for impairment at least once a year, in order to identify possible indications of loss.

The Company determines recoverable value by the value in use method, based on projections of discounted cash flows from the cash generating units.

The value in use is estimated based on the present value of future cash flows, according to the Company's best estimates. Cash flows from the continued use of the related assets are adjusted for specific risks, and are discounted using a pre-tax discount rate.  This rate is derived from the Weighted Average Cost of Capital (WACC).

As of March 31, 2014 and 2013, the Company has not identified any indications of impairment in property, plant and equipment.  Therefore, no impairment losses have been recognized for property, plant and equipment in the years ended March 31, 2014 and 2013.

38

RAÍZEN COMBUSTÍVEIS S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

12.	Intangibles

	Software licenses	Trademarks	Contractual relationship with customers	Rights of exclusivity of supply	Goodwill in business combinations	Others	Total

Cost
As of March 31, 2012	115,448	589,572	311,463	973,713	283,145	130,761	2,404,102
Additions	-	-	-	385,178	-	-	385,178
Business combination (1)	-	4,823	55,325	3,197	61,922	-	125,267
Disposals	(3,664)	-	-	-	-	-	(3,664)
Transfers between cost and amortization	-	-	-	-	-	(97,510)	(97,510)
Measurement period adjustment (2)	-	-	-	-	21,702		21,702
Transfers	7,086	-	-	(26,355)	(890)		(20,159)

As of March 31, 2013	118,870	594,395	366,788	1,335,733	365,879	33,251	2,814,916
Additions	5,593	-	-	389,581	-	-	395,174
Disposals	(25,689)	(64,533)	(47,386)	-	-	(4,332)	(141,940)
Transfers between cost and depreciation	37,742	-	-	-	-	(21,917)	15,825
Transfers (3)	32,947	-	-	(15,521)		-	17,426

As of March 31, 2014	169,463	529,862	319,402	1,709,793	365,879	7,002	3,101,401

Amortization
As of March 31, 2012	(91,072)	(68,946)	(53,087)	(302,979)	-	(122,195)	(638,279)
Amortization during the year	(6,966)	(96,220)	(17,785)	(188,380)	-	(2,390)	(311,741)
Disposals	3,568	(4,823)	-	-	-	-	(1,255)
Transfers between cost and amortization	-	-	-	-	-	97,510	97,510

As of March 31, 2013	(94,470)	(169,989)	(70,872)	(491,359)	-	(27,075)	(853,765)

Amortization during the year	(11,615)	(52,504)	(15,152)	(218,980)		(1,591)	(299,842)
Disposals	25,689	64,533	47,386			4,332	141,940
Transfers between cost and amortization (3)	(37,742)	-	-	-	-	21,917	(15,825)

As of March 31, 2014	(118,138)	(157,960)	(38,638)	(710,339)		(2,417)	(1,027,492)

Net carrying value
As of March 31, 2014	51,325	371,902	280,764	999,454	365,879	4,585	2,073,909

As of March 31, 2013	24,400	424,406	295,916	844,374	365,879	6,176	1,961,151
(1)
Assets contributed by non-controlling shareholders – Fix Investimentos Ltda.  of R$63,345 and adjustment to the fair value of the property, plant and equipment relating to the business combination with Cosan Combustíveis e Lubrificantes S.A. (CCL) for the Company’s organization  of R$61,922 (Note 1). Transfers relating to: (i) cost of property, plant and equipment to software  of R$7,086 (Note 11); (ii) cost of rights of exclusivity of supply to prepaid expenses  of (R$4,382), trade receivables  of R$4,167 and related parties  of (R$26,140) and; (iii) goodwill to equity  of (R$890).

(2)	Measurement period adjustment relates to the business combination in June 2011 of Cosan Combustiveis e Lubrificantes S.A.
(3)
Transfers relating to: (i) cost of property, plant and, equipment to software  of R$ 33,057 (Note 11) and; (ii) cost of rights of exclusivity of supply to accounts receivables  of (R$ 14,283) and accounts payable  of (R$ 1,283).

39

RAÍZEN COMBUSTÍVEIS S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

Goodwill

As of March 31, 2014 and 2013, the balance of goodwill is as follows:

Description	2014	2013

In the business combination with “CCL” (i)	344,829	344,829
Others	21,050	21,050

	365,879	365,879

(i)	Arising from the business combination relating to CCL’s fuel distribution activities (Note 1).

Analysis of impairment of cash generating units containing goodwill

The Company performed the annual impairment analysis of goodwill based on the value in use, as determined using the discounted cash flow model, based on the allocation of goodwill and intangible assets to the cash generating units (Note 2.3 [k]).

The Company also reviews for annual impairment analysis the long term non-financial assets which are not subject to amortization.

To determine the recoverable amount, the value in use is based on management’s discounted cash flow forecasts for the cash generating unit (CGU). The Company’s distribution network is considered to be a single CGU as it is managed on an integrated basis.

The discounted cash flows were prepared for a period of 5 years, and thereafter in perpetuity without considering any further growth. Cash flows from the continued use of the related assets are adjusted in line with specific risks, and use a pre-tax discount rate. This rate is derived from the after-tax rate of the Weighted Average Cost of Capital (WACC).The discount rates vary from 8.5% to 10% p.a.

The main assumptions used in the estimate of the value in use are: future market prices, estimated future growth rates in the business sector and forecasts of GDP growth. All future cash flows were discounted at a rate that reflects specific risks related to the relevant assets in each cash generating unit.

On the basis of the annual tests, no impairment loss for non-financial assets or goodwill was recognized in the years ended March 31, 2014 or 2013. Determination of the recoverability of assets depends on certain key assumptions, as described above.  These assumptions are influenced by market and technological and economic conditions existing at the time of the test, and so it is impossible to ascertain whether impairment losses will occur in the future or, if they do, whether they will be material.

40

RAÍZEN COMBUSTÍVEIS S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

13.	Trade accounts payable

	2014	2013

Oil suppliers	170,619	479,897
Ethanol suppliers	401,226	117,181
Services suppliers	77,290	58,899
Other suppliers	127,089	51,018

	776,224	706,995

14.	Loans and financing

	Financial charges
	Currency	Weighted average interest rate (% p.a.)	2014	2013

Senior notes due 2014 (a)	Dollar (USD)	9.5%	801,456	713,199
Overdraft account (b)	Reais (R$)	-	-	22,484
Finem (c)	URTJLP (*)	7.2%	14,550	-
Others	Reais (R$)	-	354	881

			816,360	736,564

Transaction costs		-	(1,152)	(4,095)

			815,208	732,469

Current			803,106	28,311
Non-current			12,102	704,158

(*)Reference Unit to adjusted Long-Term Interest Rate (“URTJLP”)

Loans and borrowings are usually guaranteed by the Company. Some amounts are guaranteed by shareholders and by bank guarantees (BNDES Finem borrowings).

(a)
In 2009, the Company issued Senior Notes of US$350 million with interest of 9.5% per annum, maturing in 2014, and due semi-annually. On March 31, 2014, the interest amounted to R$9,406 (R$8,369 in 2013).

(b)
The overdraft account is a bank facility not subject to charges if it is settled on the subsequent day; otherwise, the amount is subject to contractual finance charges and Tax on Financial Transaction (“IOF”). The liability was paid in June, 2013.

(c)
In 2013, the Company contracted BNDES Finem  of R$ 15,000 subject to fixed interest of 2.05% per annum plus the URTJLP index, maturing in 2021, and due in monthly installments. The Company intends to use the proceeds to implement: (i) a fuel distribution terminal with transshipment between road and rail modes; (ii) collector deployment center based ethanol and distribution and; (iii) to obtain environmental licenses.

41

RAÍZEN COMBUSTÍVEIS S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

The maturities of amounts payable in the long term, net of amortization of transaction costs are as follows:

	2014	2013

13 to 24 months	2,756	704,112
25 to 36 months	2,710	46
37 to 48 months	2,710	-
49 to 60 months	2,481	-
61 to 72 months	1,167	-
73 to 84 months	278	-

	12,102	704,158

Covenants

The Company is subject to certain restrictive covenants in some of its loan agreements, such as cross-default and negative pledge. As at March 31, 2014, the Company was in compliance with all its covenants.

Fair Value

As of March 31, 2014 and 2013, the consolidated carrying values and fair values of loans and financing are as follows:

	Carrying value		Fair Value
	2014	2013	2014	2013

Senior notes due 2014	801,456	713,199	825,476	783,629
Other loans and financing	14,904	23,365	14,904	23,365
Transaction costs	(1,152)	(4,095)	(1,152)	(4,095)

	815,208	732,469	839,228	802,899

The fair value of the Senior Notes due in 2014 is based on prices quoted on the reporting date (Note 25.g).

The other borrowings and financing are adjusted based on interest rates contracted, mainly post-fixed, according to the usual market conditions.  Therefore, balances payable at the reporting dates substantially approximate their fair values, including those classified as “non-current” (Note 25.g).

15.	Taxes payable

	2014	2013

ICMS	59,481	45,197
COFINS	2,985	7,313
IRRF	4,802	5,262
ISS (Municipal Tax on Services)	3,888	3,721
Installment payments (REFIS IV)	5,302	628
Others	3,704	9,216

	80,162	71,337

Current	75,300	70,818
Non-current	4,862	519

42

RAÍZEN COMBUSTÍVEIS S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

Payment in installments of tax debts – Law 11,941/09 and Provisional Measure (MP) 470/09 (Refis IV)

On May 27 and October 13, 2009, Law 11.941 and MP 470 were approved by the Brazilian government, setting up a tax refinancing program (Refis IV), allowing taxpayers to settle federal tax debts, previous tax refinancing programs and other federal taxes being challenged in the courts, with discounts on the fines and interest previously applied.

The long-term balance of Refis IV is scheduled to mature as follows:

	2014	2013

13 to 24 months	409	110
25 to 36 months	366	80
37 to 48 months	366	39
49 to 60 months	366	39
61 to 72 months	366	39
73 to 84 months	366	39
85 to 96 months	366	39
After 97 months	2,257	134

	4,862	519

43

RAÍZEN COMBUSTÍVEIS S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

16.	Income and social contribution taxes

(a)	Reconciliation of income tax and social contribution benefits (expense)

	2014	2013	2012

Income before taxes	1,552,353	1,273,492	727,086
Nominal tax rate (34%)	(527,800)	(432,987)	(247,209)

Reconciling items:
Equity interest in income of associates	3,427	-	-
Interest on capital	62,220	61,025	54,400
Non-deductible donations and contributions	(2,948)	(3,444)	(4,747)
Tax incentive	1,996	2,129	(380)
Others	(1,663)	1,343	3,142

Income tax and social contribution benefit (expenses)	(464,768)	(371,934)	(194,794)
Effective rate	29.9%	29.2%	26.8%

44

RAÍZEN COMBUSTÍVEIS S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

(b)	Deferred income tax (IRPJ) and social contribution (CSLL) - assets and liabilities

				2014	2013
	Base	IRPJ 25%	CSLL 9%	Total	Total
Assets (liabilities)
Tax losses:
Tax Loss carryforwards (corporate income tax)	590,171	147,543	-	147,543	245,066
Negative calculation basis (social contribution tax)	663,934	-	59,754	59,754	95,086

Temporary differences:
Tax goodwill amortized	(757,032)	(189,258)	(68,133)	(257,391)	(197,604)
Foreign exchange variance	375,472	93,868	33,792	127,660	87,537
Fair value of property, plant and equipment – Business combination	(516,488)	(129,122)	(46,484)	(175,606)	(201,289)
Fair value of intangible assets – Business combination	(280,760)	(70,190)	(25,268)	(95,458)	(100,610)
Fair value – others – Business combination	3,947	987	355	1,342	1,096
Provision for rights of exclusivity of supply	331,964	82,991	29,877	112,868	82,283
Other effects	281,600	70,401	25,959	96,360	94,358

Total deferred taxes		7,220	9,852	17,072	105,923

Deferred tax - assets				34,084	122,834
Deferred tax - liabilities				(17,012)	(16,911)

Total deferred taxes				17,072	105,923

45

RAÍZEN COMBUSTÍVEIS S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

(c)	The rollforward of deferred tax is as follows:

	2014	2013

Balance at beginning of year	105,923	190,649
Expenses in statement of income	(88,941)	(87,160)
Taxes credited directly to equity (i)	-	31,900
Taxes debited directly to equity (ii)	-	(15,783)
Deferred taxes on business combination (Mime)	-	(23,581)
Others	90	9,898

Balance at the end of the fiscal year	17,072	105,923

(i)	Refers to the fair value adjustment of the business combination (CCL).
(ii)	Refers to the adjustment of balance of final loss contributed by Shell to the Company’s organization.

(d)	Estimated time of realization

Deferred tax arising from temporary differences will be realized as they are settled or realized. Tax loss carryforwards do not expire; however, the use of prior-year accumulated losses is limited to 30% of annual taxable income. The period of the settlement or realization of such differences would not be properly estimated and is tied to several factors that are not under control of the Management.

When assessing the likelihood of the realization of deferred tax assets on income tax loss carryforwards and negative calculation bases of social contribution, Management considers the Company’s budget, strategic plan and projected taxable income. Based on this estimate, Management believes that it is more likely than not that the deferred tax will be realized, as shown below:

Years:

2015	102,089
2016	105,208

Total	207,297

17.	Deferred revenue

	2014	2013

Sales Commission (a)	294,910	336,060
Loyalty - cards (b)	54,333	56,333
Others	6,510	10,360

	355,753	402,753

Current	49,660	53,510
Non-current	306,093	349,243

(a)
Refers to the receipt in advance of R$411,502 from Shell, relating to the sales commissions of lubricants at Shell’s gas stations, over a period of 10 years, as set forth in the lubricant sales representation agreement. The Company recognized as “other operating income, net” in the consolidated statement of income on March 31, 2014, the amount of R$41,150 (R$41,150 and R$34,291, 2013 and 2012, respectively).

46

RAÍZEN COMBUSTÍVEIS S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

(b)
Advances received of R$60,000 in connection with the establishment of business partnerships for the exploration of the customer base over a period of 30 years. The Company recognized as “other operating income, net” in the consolidated statement of income on March 31, 2014, the amount of R$2,000 (R$2,000 and R$1,667, 2013 and 2012, respectively), as amortization of principal, according to the contractual term.

18.	Provision for tax, civil and labor risks

During the formation of the joint ventures (Note 20.a), it was agreed that Shell should reimburse the Company for the settlement of lawsuits in progress prior to the formation, when effectively settled by the courts. On March 31, 2014 and 2013, the balances of claims to be reimbursed and those which are non-reimbursable are as follows:

	2014			2013
Description	Non-reimbursable claims	Reimbursable claims (a)	Total	Non-reimbursable claims	Reimbursable claims (a)	Total

Tax	1,965	216,017	217,982	854	88,249	89,103
Civil	2,628	143,175	145,803	203	108,122	108,325
Labor	4,532	37,281	41,813	295	129,104	129,399
Environmental	952	50,605	51,557	832	52,304	53,136

	10,077	447,078	457,155	2,184	377,779	379,963

(a)       See Note 9.

Also, during the formation of joint-venture, it was agreed that the Company should reimburse Shell the amount of judicial deposits made before its organization, when effectively received, as well as the deposits made after the organization, but for which the event giving rise to the lawsuit was prior to such organization. On March 31, 2014 and 2013, the balance of refundable and non-refundable deposits is as follows:

	2014			2013
	Non-refundable court deposits	Refundable court deposits (a)	Total	Non-refundable court deposits	Refundable court deposits (a)	Total

Tax	2,830	41,677	44,507	1,311	42,111	43,422
Civil	2,329	17,527	19,856	309	14,122	14,431
Labor	59	18,969	19,028	42	35,692	35,734

	5,218	78,173	83,391	1,662	91,925	93,587

(1)       See Note 9.

47

RAÍZEN COMBUSTÍVEIS S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

(i)	Non-reimbursable claims

	Consolidated
	Tax	Civil	Labor	Environmental	Total
As of March 31, 2013	854	203	295	832	2,184
Provisioned during the year (1)	380	3,021	5,586	827	9,814
Payments	(189)	(21)	-	(673)	(883)
Write-offs/reversals	(640)	(977)	(1,441)	(170)	(3,228)
Interest	215	213	77	136	641
Others	1,345	189	15	-	1,549

As of March 31, 2014	1,965	2,628	4,532	952	10,077

(1)	Accounted for in the consolidated statement of income as “Other operating income, net” (Note 23).

(ii)	Reimbursable claims

	Tax	Civil	Labor	Environmental	Total

As of March 31, 2013	88,249	108,122	129,104	52,304	377,779

Provisioned during the year (2)	160,483	33,234	8,329	12,443	214,489
Payments	(12,028)	(1,770)	(2,176)	(12,734)	(28,708)
Write-offs/reversals (2)	(3,910)	(3,631)	(101,914)	(2,503)	(111,958)
Interest	(15,434)	7,408	3,952	1,211	(2,863)
Others	(1,343)	(188)	(14)	(116)	(1,661)

As of March 31, 2014	216,017	143,175	37,281	50,605	447,078

(2)           The changes did not affect the consolidated statement of income.

Contingencies for probable losses

(a)	Tax

The main tax claims as of March 31, 2014 and 2013, are as follows:

	Reimbursable claims		Non-reimbursable claims
Description	2014	2013	2014	2013

- Attorney fees (i)	53,466	54,570	1,167	-
- ICMS (ii)	158,142	24,803	798	854
- Others	4,409	8,876	-	-

	216,017	88,249	1,965	854

(i)	Attorney fees

The Company hires law firms to defend its civil, tax and labor claims. Some agreements set forth  the attorneys’ compensation based on a percentage of the amounts related to favorable outcomes. The Company accrues the amounts payable to law firms with respect to claims whose likelihood of loss is assessed as possible or remote.   The amount currently accrued fully refers to claims whose financial

48

RAÍZEN COMBUSTÍVEIS S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

liability is Shell responsibility since they are originated in a period prior to the Company’s organization and, therefore, are reimbursable.

(ii)	ICMS

The amount of the provision for ICMS credits consists of: (a) tax assessments received which, despite the defense submitted at the administrative and judicial level, the Company’s legal counsel believes that the loss is probable, and the Company will be required to make the payment; and (b) credits recoverable and financial charges on matters for which Management has an interpretation different from the tax authorities.

(b)	Civil and labor

The main claims are related to (i) remediation of environmental damages caused by leaking of fuel and (ii) contractual, real estate and credit recovery matters, involving contractual breaches, ownership of Company’s properties and recovery of amounts not paid by customers.

The Company is also party to various labor claims filed by former employees and employees of outsourced service providers who require the payment of overtime, night shift premium and hazardous duty premium, job readmittance, deductions from payroll such as confederation dues, union dues, etc.

(c)	Environmental

The main environmental claims are related to environmental remediation activities to be performed in gas stations, distribution units, airports and customer distribution centers, including removal of the contaminated material, treatment of the area, laboratory analyses and post-remediation monitoring.

Contingencies classified as a risk of possible loss

If the Company recognizes a reimbursable claim due to a change in the likelihood of loss, or for any other reason, they will also account for the same amount as a receivable from shareholders; therefore, there will not any impact on the consolidated statement of income. If a non-reimbursable claim is recognized, the Company will account for an expense in the consolidated statement of income.

The main tax, civil and labor contingencies classified as a risk of possible loss are summarized below:

(a)	Tax

	Reimbursable claims		Non-reimbursable claims
Description	2014	2013	2014	2013

ICMS (i)	1,825,228	1,548,772	31,847	5,615
PIS and COFINS (ii)	1,060,438	1,080,228	35	33
IPI (ii)	130,816	127,938	-	-
IRPJ and CSLL (ii)	306,444	188,083	-	-
Others	13,034	10,955	543	516

	3,335,960	2,955,976	32,425	6,164

49

RAÍZEN COMBUSTÍVEIS S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

The contingences are summarized below:

(i)           ICMS

The nature of the main contingences refers to various tax assessments in connection with the following matters: non-reversal of ICMS credits recognized, non-reversal in full of ICMS-ST credits recognized, payment of ICMS-ST on interstate sales to industrial customers and failure to comply with record-keeping and accounting obligations.

(ii)           PIS, COFINS, IPI, IRPJ and CSLL

The nature of the main contingences refers to tax assessment notices in connection with the offset of credits arising from the Semiannual PIS system as well as offsets of federal taxes (IRPJ, CSLL, PIS, COFINS and IRRF) not approved by the Federal Revenue Service.

(b)	Civil and labor

	Reimbursable claims		Non-reimbursable claims
Description	2014	2013	2014	2013

Civil	595,134	669,091	11,459	322
Labor	54,767	108,208	1,565	370

	649,901	777,299	13,024	692

The nature of the civil and labor assessed as possible risk of loss are similar to the claims accrued as described above.

19.	Commitments

Purchases

In the normal course of business, the Company enters into agreements with third parties which are mainly related to the purchase of fuel (ethanol, diesel, gasoline, jet fuel and biodiesel) to secure a portion of its future sales. The amounts of the agreements, in cubic meters, on the date of the financial statements are set forth below:

Year	2014	2013

2014	-	7,815,953
2015	9,803,881	616,618
2016	813,520	-

Total	10,617,401	8,432,571

The Company also entered into agreements for services of railway, highway and waterway transportation in order to transport fuel between supply centers and distributors.  The amount to be paid by the Company is set based on the price defined in the agreement. The commitments, in metric meters, on the reporting date are set forth below:

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RAÍZEN COMBUSTÍVEIS S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

Year	2014	2013

2014	-	1,596,112
2015	1,749,565	1,532,112
2016	42,800

Total	1,792,365	3,128,224

Storage Services

The Company enters into agreements for fuel storage service in certain regions due to logistics strategies. The commitments, in cubic meters, on the reporting date are set forth below:

Year	2014	2013

2014	-	891,410
2015	1,133,640	430,600
2016	596,430	288,000
2017	412,800	232,000
2018	62,800	-

Total	2,205,670	1,842,010

20.	Shareholders’ equity

(a)	Capital transactions in the years ended March 31, 2014, 2013 and ten month period ended March 31, 2012

On June 1, 2011, the Extraordinary General Meeting discussed and approved the Company’s capital increase of R$601,698, adjusted at the market value of the shares to R$857,268, through the net assets at book value on April 30, 2011, contributed by Cosan Combustíveis e Lubrificantes S.A. relating to its fuel distribution activities, based on the appraisal report issued by an independent specialized company.  Out of this amount, R$301,698 was allocated to capital stock and R$555,570 was allocated to capital reserve, fully subscribed and paid in upon the transfer of 589,448,062 shares, of which 495,799,786 refer to common shares and 93,648,276 refer to Class B preferred shares. As from this increase, the Company’s economic benefits were equally shared by its shareholders Shell and Cosan.

The changes in assets and liabilities between the valuation base date and the effective date of contribution of net assets made by shareholders  of (R$517), as well as the effects of the adjustments to the fair value of the shares issued by the Company for the acquisition of these assets  of (R$5,118), were recorded against “Capital reserve”, in equity.

On October 1, 2011, the extraordinary general meeting discussed and approved the redemption of 6,685,508 registered common shares issued by the Company, in equal number for each shareholder, through the transfer to shareholders of 14,806,879 registered common shares fully paid in and without par value, issued by Iputi Empreendimentos e Participações S.A. The redemption was recorded against a “Capital reserve” of R$14,802.

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RAÍZEN COMBUSTÍVEIS S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

On March 31, 2012, the extraordinary general meeting discussed and approved the Company’s capital increase, in cash, of R$73,107, through the issuance of 73,106,944 Class C preferred shares. Such capital increase did not change the interest held by shareholder Shell in the Company's control.

On July 5, 2012, the extraordinary general meeting discussed and approved the Company’s capital increase, in cash, of R$2,424, through the issuance of 2,424,254 Class C preferred shares fully subscribed and paid by shareholder Shell Brazil Holding B.V.  Such capital increase did not change the interest held by shareholder Shell in the Company's control.

On December 21, 2012, the Extraordinary general meeting discussed and approved the Company’s capital increase, in cash, of R$104,836, through the issuance of 93,705,027 Class C preferred shares fully subscribed and paid by shareholder Shell Brazil Holding B.V. Such capital increase did not change the interest held by shareholder Shell in the Company's control.

As of March 31, 2014 and 2013, the Company’s subscribed capital is represented by 3,659,701,262 registered shares without par value, comprising: i) 3,303,168,484 common shares; ii) one (1) Class A preferred share; iii) 93,648,276 Class B preferred shares; and iv) 262,884,501 Class C preferred shares.
The capital stock amounted R$ 3,069,328 (R$ 2,881,467 in 2013), including redeemable preferred shares of R$ 274,392 (R$ 462,253 in 2013).

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RAÍZEN COMBUSTÍVEIS S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

The rollforward of shareholders’ capital is summarized below:

	Quantity of shares / quotas					In thousands of Reais
	Common shares / quotas		Preferred			Common shares / quotas		Preferred		Total
Subscribed and paid-in capital	Shell	Cosan	Class A	Class B	Class C	Shell	Cosan	Class B	Class C	Shell	Cosan	Total

Balance on June 1, 2011	1,654,926,996	1,159,127,210	1	-	93,648,276	1,268,308	1,268,308	-	325,039	1,593,347	1,268,308	2,861,655

Capital increase by means of net assets contributed by CCL related to its fuel distribution activities on June 1, 2011	-	495,799,786	-	93,648,276	-	-	-	301,698	-	-	301,698	301,698

Redemption of common registered shares on October 1, 2011	(3,342,754)	(3,342,754)	-	-	-	-	-	-	-	-	-	-

Capital increase in cash on March 31, 2012	-	-	-	-	73,106,944	-	-	-	73,107	73,107	-	73,107

Balance on March 31, 2012	1,651,584,242	1,651,584,242	1	93,648,276	166,755,220	1,268,308	1,268,308	301,698	398,146	1,666,454	1,570,006	3,236,460

Capital increase in cash on July 5, 2012	-	-	-	-	2,424,254	-	-	-	2,424	2,424	-	2,424

Capital increase in cash on December 21, 2012	-	-	-	-	93,705,027	-	-	-	104,836	104,836	-	104,836

Balance on March 31, 2013 and 2014	1,651,584,242	1,651,584,242	1	93,648,276	262,884,501	1,268,308	1,268,308	301,698	505,406	1,773,714	1,570,006	3,343,720

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RAÍZEN COMBUSTÍVEIS S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

(b)	Preferred shares payable

The tax benefits arising from the use of income tax losses and social contribution negative bases generated by Shell before the Company’s organization, as well as the tax benefits arising from the tax amortization of goodwill relating to Cosan’s contribution, and tax benefits arising from the utilization of PIS and CONFIS contributed by Fix Investimentos Ltda. are to be reimbursed to shareholders to the extent that the Company uses them to reduce the amount of taxes payable.

In order to compensate shareholders through the payment of dividends  of the tax benefits used by the Company during each calendar year, the Company issued Class B preferred shares exclusively to Cosan and Fix, and Class C preferred shares exclusively to Shell.

Therefore, on June 1, 2011, the Company recognized an obligation to Shell and Cosan,  of R$500,791 and R$196,440, respectively, determined by the sum of the aforementioned tax benefits, against “Preferred shares” in equity.

On March 31, 2012, the Company used the amount of R$86,566 of these tax benefits, of which R$20,818 was paid to Cosan, through the prepayment of dividends, and the remaining balance is accrued as dividends payable, being R$30,454 to Shell and R$35,294 to Cosan. The remaining balance of preferred shares payable to Shell and Cosan totaled R$470,337 and R$140,328, respectively, calculated as the sum of the aforementioned tax benefits, against “Preferred shares” in equity.

In the year ended on March 31, 2013, the Company used the amount of R$143,560 relating to these tax benefits, of which R$83,057 was paid to Shell and R$60,503 to Cosan. Due to the review of the opening balance of tax benefits to be reimbursed, changes  of R$15,783 were made with respect to Shell and (R$10,931) to Cosan. Therefore, as of March 31, 2013, the remaining balance of preferred shares payable to Shell and Cosan totaled R$371,497 and R$90,756, respectively.

In the year ended on March 31, 2014, the Company used the amount of R$188,296 relating to these tax benefits, of which R$127,358 was paid to Shell, R$60,503 to Cosan, and R$ 435 to Fix. As of March 31, 2014, the remaining balance of preferred shares payable to Shell, Cosan and Fix totaled R$244,139 and R$30,253 and R$ 435, respectively, recognized in shareholders' equity, in capital stock.

Changes in composition of preferred shares are as follows:

	Class A	Class B	Class C	Total

Balance on March 31, 2012	-	140,328	470,337	610,665

Revision of initial balance of tax benefits to be reimbursed	-	10,931	(15,783)	(4,852)
Transfer to dividends payable relating to tax benefits used during the period from January, 2012 to December, 2012	-	(60,503)	(83,057)	(143,560)

Balance on March 31, 2013	-	90,756	371,497	462,253

Recognition of tax benefits to be reimbursed to Fix Investments Ltd.	4,551	-	-	4,551
Payment to Fix Investments relating to tax benefits used during the period	(4,116)	-	-	(4,116)
Transfer to dividends payable relating to tax benefits used during the period from April, 2013 to March, 2014	-	(60,503)	(127,358)	(187,861)

Balance on March 31, 2014	435	30,253	244,139	274,827

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RAÍZEN COMBUSTÍVEIS S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

Change of interest in subsidiaries

During the year ended March 31, 2013, the Company acquired a 3.7% additional interest in the subsidiary Mime.  Because it was considered to be a transaction among shareholders, the difference of R$9,698 between the price paid and the interest in the investee’s equity was recorded in “Capital reserve” (Note 1).

(c)	Dividends

Pursuant to the Company’s bylaws, the amounts of the legal reserve and dividends were determined as follows:

	2014	2013	2012
Net income (1)	1,063,546	877,716	820,447
(-) Offset by accumulated loss (2)	-	-	(22,058)
(-) Transfer to legal reserve - 5%	(53,178)	(43,886)	(39,920)
Calculation basis for dividend distribution	1,010,368	833,830	758,469

Common stock
Mandatory minimum dividend	10,104	8,338	379,235
(-) Interest on capital	(183,000)	(173,000)	(160,000)
(-) Dividends paid in advance	(360,000)	(227,000)	(20,818)

Remaining mandatory minimum dividends	-	-	132,669

Remaining interest on capital	19,550	-	136,000

Preferred shares	187,861	143,560	65,748

Total dividends payable:
Total parent company	207,411	143,560	334,417

Dividends payable to non-controlling shareholders	14,068	3,622	2,040

Total	221,479	147,182	336,457

(1)	Corresponds to net income for the year started on April 1, 2011 and terminated on March 31, 2012. The result of the months of April and May, 2011 was R$ 296,213 (Unaudited).
(2)	Accumulated losses

On July 31, 2012, the extraordinary general meeting approved the distribution and declaration to common shareholders (Shell and Cosan) of interim dividends for the year ended March 31, 2012,  of R$314,407. The same extraordinary general meeting also approved the payment of dividends for the year ended March 31, 2012, s of R$35,294 and R$30,454, respectively, to shareholders and holders of Class B and Class C preferred shares.

On August 3, 2012, interest on own capital was paid in the net amount of R$136,000.
On March 21, 2013, the extraordinary general meeting approved the payment of interim dividends  of R$227,000. On the same meeting, shareholders approved the payment of interest on own capital in the net amount of R$147,050.

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RAÍZEN COMBUSTÍVEIS S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

On July 17, 2013, the Board of Directors approved the payment of dividends of R$458,898 to each shareholder.

On October 4th, 2013, the general meeting of shareholders approved the payment of interest on own capital calculated for the period from March 16, 2013 to September 30, 2013  of R$100,000 to each shareholder.

On October 31, 2013, the general meeting of shareholders approved the payment of interest on own capital calculated from October 1, 2013 to October 31, 2013  of R$ 20,000.

On February 5, 2014, the Extraordinary general meeting approved the distribution of interest on own capital to each shareholder in total amount of R$ 360,000. In the same date, the extraordinary general meeting approved the payment of interest on own equity in the net amount of R$ 40,000.

On March 31, 2014, the remaining balance of interest on own equity is R$ 23,000 to be paid during April 1, 2014 through March 31, 2015.

(d)	Incentive tax reserve

Corresponds to the effect of the tax incentive recognized by the subsidiary Petróleo Sabbá S.A. (“Sabbá”) on the consolidated Shareholders’ Equity. Sabbá entered into an agreement with the Amazonas State, the Ato Declaratório 53 from June 16, 2004, which grants income tax benefit. The income tax benefits ended on December 31, 2012.

(e)	Legal reserve

Refers to the destination of 5% of the net income to legal reserve, pursuant to Company bylaws and in compliance with Brazilian Corporate Law.

(f)	Profit retention reserve

After the legal reserve and the minimum dividends payable calculation, the remaining balance of the net income is allocated to the profit retention reserve.

21.	Net sales

	2014	2013	2012

Gross sales	52,569,840	45,452,355	34,475,633
Sales taxes	(1,079,469)	(1,256,495)	(1,033,787)
Sales returns and rebates (1)	(898,845)	(663,628)	(425,552)

Net sales	50,591,526	43,532,232	33,016,294

(1)	Includes the amortization of contractual relationships with customers and supply exclusivity rights of R$ 218,980 (R$ 188,380 in 2013 and R$87,936 in 2012).

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RAÍZEN COMBUSTÍVEIS S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

22.	Statement of income by nature

Reconciliation of expenses by nature

The Company has chosen to disclose its statement of income by function and thus presents below the details by nature:

	2014	2013	2012

Fuel - resale	48,005,216	41,199,019	31,232,451
Personnel expenses	343,260	309,029	282,157
Depreciation and amortization (1)	222,688	232,693	176,638
Logistics expenses	92,377	79,906	226,966
Freight	254,693	220,119	175,004
Commercial expenses	151,727	135,631	79,301
Contract labor	103,097	91,162	58,920
Rentals and leases	58,350	56,612	45,177
Telecommunications	12,753	23,139	33,060
Other expenses	167,130	167,021	153,934

	49,411,291	42,514,331	32,463,608

(1)
The amortization relating to Rights of exclusivity of supply are accounted for as “Sales returns and rebates” (Note 21). The amounts recognized in the year ending on March 31, 2014, 2013 and 2012 were R$ 218,980, R$188,380 and R$87,936, respectively.

Classified as:

	2014	2013	2012

Cost of sales	48,005,216	41,199,019	31,232,451
Selling expenses	1,015,036	953,696	888,113
General and administrative expenses	391,039	361,616	343,044

	49,411,291	42,514,331	32,463,608

23.	Other operating income, net

	2014	2013	2012

Gain on sale of property, plant and equipment (1)	196,471	63,188	86,369
Rentals and lease revenue	158,682	145,108	108,873
Royalties revenue	49,099	42,297	39,477
Commission on sales of lubricants	48,607	49,199	29,655
Bargain purchase gain in the business combination (Note 1)	-	17,267	-
Revenue from store licenses	16,193	13,352	-
Revenue from commission on sales of aviation fuel	2,352	3,882	2,211
Other income (expenses), net	(10,827)	(20,070)	(7,685)
	460,577	314,223	258,900

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RAÍZEN COMBUSTÍVEIS S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

(1)	Mostly relates to the gain on the sale of land to owners of the gas stations which occupy them. This does not impact the operating activities of the Company.

24.	Financial income (expenses), net

	2014	2013	2012

Finance expenses
Interest	(77,263)	(68,998)	(77,718)
Monetary variation	(316)	(161)	(431)
Adjustment to present value – customers	-	(4,300)	-
Bank expenses	(5,883)	(5,768)	(4,704)

	(83,462)	(79,227)	(82,853)

Finance income
Interest(1)	78,130	108,833	103,023
Monetary variation	343	1,005	289
Income from financial investments	8,263	6,691	15,798
Others	1	1	283
	86,737	116,530	119,393

Foreign exchange variation, net (2)	(148,537)	(93,839)	(121,040)

Derivatives
Exchange rate derivatives	46,723	(2,096)	-

	(98,539)	(58,632)	(84,500)
(1)	Includes mainly the interest income relating to the financial resources management agreement entered with Raízen Energia S.A. in the total amount of R$30,172 in 2014. (Note 9).
(2)	Includes exchange gains and (losses) on assets and liabilities denominated in foreign currency.

25.	Financial instruments

Management of financial risk

(a)	Overview

In the normal course of its business, the Company is exposed to the following risks arising from financial instruments:
•	interest rate risk
•	currency risk
•	credit risk
•	liquidity risk

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RAÍZEN COMBUSTÍVEIS S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

This note provides information about the exposure of each of the aforementioned risks, as well as to the objectives, practices and processes used to measure and manage them.  Additionally, this note provides information regarding the Company’s management of capital.

(b)	Risk management framework

The Company’s board of directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The board of directors has established the Risk Committee, which is responsible for developing and monitoring the Company’s risk management policies. The committee reports regularly to the board of directors on its activities.

The Company’s risk management, treasury and trading policies are set to identify and analyze the risks faced by the company, to set appropriate risk limits and controls and to monitor risks and adhere to limits. Risk management policies and systems are revised regularly to reflect changes in market conditions and the Company’s activities.

The Company is exposed to market risks due to the volatility of interest and foreign exchange rates. The contracting of financial instruments for hedging purposes is made based on an analysis of the exposure to the risk that management intends to cover.

On March 31, 2014 and 2013, the derivative instruments for hedging or other purposes were measured at fair value using observable inputs, such as prices quoted in active markets or discounted cash flows based on market curves as follows:

	Notional		Fair Value
	2014	2013	2014	2013

Exchange rate risk
Interest swap	(813,891)	-	23,595	-
Futures contracts	369,025	218,721	(431)	(1,149)
	(444,866)	218,721	23,164	(1,149)
Interest rate risk
Swap contracts	(495,597)	-	(773)	(18,573)
	(495,597)	-	(773)	(18,573)

Total	(940,463)	218,721	22,391	(19,722)

Total assets	-	-	23,888	-

Total liabilities	-	-	(1,497)	(19,722)

(c)	Interest rate risk

The Company continuously monitors the market interest rates, in order to evaluate any need to enter into hedging transactions to protect it from the exposure of fluctuation of such rates and manage the mismatch between its financial investments and debts.

The table below shows the outstanding derivative positions as at March 31, 2014 and 2013 used to hedge interest rate risk:

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RAÍZEN COMBUSTÍVEIS S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

Price risk: Outstanding interest rate derivatives in 2014
Derivatives	Assets / Liabilities	Market	Maturity	Notional (in thousands of USD)	Notional (in thousands of R$)	Fair Value (in thousands of R$)

Interest swap	Swap Libor / Fixed	OTC	Dec, 2015	(219,000)	(495,597)	(773)

Total interest – March 31, 2014				(219,000)	(495,597)	(773)

Price risk: Outstanding interest rate derivatives in 2013
Derivatives	Assets / Liabilities	Market	Maturity	Notional (in thousands of USD)	Notional (in thousands of R$)	Fair Value (in thousands of R$)

Interest swap	Fixed dollar / CDI	BM&FBovespa	Aug, 2013	16,717	33,665	(1,097)
Interest swap	Fixed dollar / CDI	BM&FBovespa	Feb, 2014	16,994	34,223	(883)
Interest swap	Fixed dollar / CDI	BM&FBovespa	April, 2014	92,949	187,181	(4,550)
Interest swap	Fixed dollar / CDI	BM&FBovespa	May, 2014	89,578	180,392	(4,219)
Interest swap	Fixed dollar / CDI	BM&FBovespa	June, 2014	88,932	179,090	(4,016)
Interest swap	Fixed dollar / CDI	BM&FBovespa	July, 2014	88,193	177,602	(3,808)

Total interest – March 31, 2013				393,363	792,153	(18,573)

(d)	Currency risk

The Company is exposed to currency risk to the extent that there is a mismatch between the currencies in which sales, purchases and borrowings are denominated and the respective functional currencies of Company. The functional currency of Company is the Real (BRL). The currency in which these transactions are primarily denominated is the US dollar.

The Company uses derivatives to manage cash flow risk arising from US dollar-denominated export revenues, net of other foreign currency-denominated cash flows.  The table below shows the outstanding derivatives positions as at March 31, 2014 and 2013 used to hedge against currency risk:

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RAÍZEN COMBUSTÍVEIS S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

Price risk: Outstanding Exchange Derivatives in 2014
Derivatives	Purchased/ Sold	Market	Contract	Maturity	Notional (in thousands of USD)	Notional (in thousands of R$)	Fair Value (in thousands of R$)

Futures	Sold	BM&FBovespa	Commercial Dollar	May, 2014	161,500	369,025	(430)

Subtotal of Futures Sold					161,500	369,025	(430)

Interest swap	Fixed Dollar/ CDI	BM&FBovespa	Commercial Dollar	April, 2014	(92,949)	(210,344)	5,131
Interest swap	Fixed Dollar/ CDI	BM&FBovespa	Commercial Dollar	May, 2014	(89,578)	(202,715)	5,798
Interest swap	Fixed Dollar/ CDI	BM&FBovespa	Commercial Dollar	June, 2014	(88,932)	(201,252)	6,174
Interest swap	Fixed Dollar/ CDI	BM&FBovespa	Commercial Dollar	July, 2014	(88,193)	(199,580)	6,492

Subtotal of interest swap					(359,652)	(813,891)	23,595

Total of exchange rate March 31, 2014					(198,152)	(444,866)	23,165

Price risk: Outstanding Exchange Derivatives in 2013
Derivatives	Purchased/ Sold	Market	Contract	Maturity	Notional (in thousands of USD)	Notional (in thousands of R$)	Fair Value (in thousands of R$)

Futures	Sold	BM&FBovespa	Commercial Dollar	April 1, 2013	154,750	306,838	(1,581)
Futures	Sold	BM&FBovespa	Commercial Dollar	May 1, 2013	107,250	216,265	(1,137)
Futures	Sold	BM&FBovespa	Commercial Dollar	May 1, 2013	2,250	4,552	(12)

					264,250	527,655	(2,730)
Subtotal of Futures Sold
Futures	Purchased	BM&FBovespa	Commercial Dollar	April 1, 2013	(154,750)	(308,934)	1,581

Subtotal of Futures Purchased					(154,750)	(308,934)	1,581

Subtotal of Futures

Total of exchange rate March 31, 2013					109,500	218,721	(1,149)

The Company’s consolidated financial statements are mainly impacted by U.S. Dollar (“US$” or “USD”). Assets and liabilities denominated in foreign currency are as follows:

	2014		2013
	R$	US$ (in thousands)	R$	US$ (in thousands)

Restricted cash (Note 4)	198,097	87,537	-	-
Derivatives	(1,497)	(662)	(19,722)	(9,793)
Trade notes receivable - foreign	204,382	90,315	7,793	3,870
Related parties	101,016	44,638	103,183	51,238
Related parties - Loans	(495,597)	(219,000)	(441,022)	(219,000)
Loans and financing (Note 14)	(801,456)	(354,156)	(713,199)	(350,000)
Others	(1,631)	(721)	(5,010)	(2,488)

Foreign exchange exposure, net	(796,686)	(352,049)	(1,067,977)	(526,173)

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RAÍZEN COMBUSTÍVEIS S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

(e)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises mainly from the Company’s receivables from customers and investments in debt securities.

A significant portion of sales made by the Company is to a selected group of best-in-class counterparties, i.e. trading companies, fuel distribution companies and large supermarket chains.

Credit risk is managed through specific parameters for client acceptance, analysis of credit and setting of limits of exposure per customer, including the requirement of a letter of credit from prime banks and obtaining of real guarantees, when applicable. Management believes that the credit risk is substantially covered by the allowance for doubtful accounts.

The individual risk limits are determined based on internal classifications in accordance with the limits set by the Company’s Management. The use of credit limits is monitored regularly. No credit limit was exceeded during the year, and Management does not expect any default losses on these counterparties above the amount already accrued.

The Company contracts currency swap derivatives with selected counterparties. Intercompany derivatives between Raízen Energia and Raízen Combustíveis were registered with BM&FBOVESPA through the intermediation of a brokerage company.

Guarantee margins – Derivative operations require an initial guarantee margin. Brokers with whom the Company operates on exchanges offer credit limits for these margins. On March 31, 2014, the total initial margin required is R$14,823 (R$6,926 in 2013) through Investment Fund Quotas in guarantee and R$37,956 (R$23,929 in 2013) in Bank Certificates of Deposit of prime banks (Note 4). The Company’s derivative transactions on the over-the-counter market do not require a guarantee margin.

The credit risk on cash and cash equivalents, bank deposits and investment funds (Note 3), is distributed among the main national and international banks rated by international risk rating agencies as Investment Grade.

(f)	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as much as possible, that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The following are the remaining contractual maturities of financial liabilities at the reporting date:

	2014					2013
	Up to 1 year	Up to 2 years	3 to 5 years	Over 5 years	Total	Total

Trade accounts payable (Note 13)	(776,224)	-	-	-	(776,224)	(706,995)
Loans and financing (Note 14)	(803,106)	(2,756)	(7,901)	(1,445)	(815,208)	(732,469)
Related parties	(174,596)	(495,597)	-	(352,324)	(1,022,517)	(1,232,194)
Derivative financial instruments	(724)	(773)	-	-	(1,497)	(19,722)
Taxes and social contributions payable (Note 15)	(75,300)	(409)	(1,098)	(3,355)	(80,162)	(71,337)
	(1,829,950)	(499,535)	(8,999)	(357,124)	(2,695,608)	(2,762,717)

62

RAÍZEN COMBUSTÍVEIS S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

(g)	Fair Value

The fair value of financial assets and financial liabilities refers to the amount at which the instrument can be exchanged in a current transaction between willing parties and not in a forced sale or settlement transaction. The methods and assumptions used to estimate fair value are described below.

The fair value of cash and cash equivalents, trade receivables, other financial assets, trade payables, amounts due to/from related parties, and other short-term payables approximates their carrying values mainly due to the short-term maturity of these instruments. The fair value of other long-term assets and liabilities do not substantially differ from their carrying values.

The fair value of loans and financing mainly approximates their carrying values since these financial instruments are subject to floating interest rates (Note 14). The fair value of tradable Senior Notes is based on price quotations at the financial statements date. On March 31, 2014, the fair value of Senior Notes maturing in 2014 (Note 14) corresponds to 103.0% of its face value (109.9% in 2013).

The fair value of available-for-sale financial assets is obtained from prices quoted in active markets, as applicable.

The Company contracts derivatives from various counterparties, mainly financial institutions rated as investment grade. Derivatives measured using valuation techniques based on observable market inputs mainly include interest rate swaps, currency forward contracts and forward commodities contracts. The valuation techniques more frequently applied include forward and swap contract pricing models, calculated at present value. The models incorporate various data, including the credit quality of the counterparties, spot and forward exchange rates, interest rate curves and forward price curves of the underlying commodity.

The categories of financial instruments are presented as follows:

		Consolidated
		Carrying value		Market value
	Classification	2014	2013	2014	2013
Financial assets
Cash and cash equivalents (Note 3)	Loans and receivables	566,606	138,713	566,606	138,713
Restricted cash (Note 4)	Loans and receivables	52,779	30,855	52,779	30,855
Trade accounts receivable (Note 5)	Loans and receivables	1,419,901	1,418,444	1,419,901	1,418,444
Related parties (Note 9)	Loans and receivables	693,001	1,456,942	693,001	1,456,942
Financial instruments	Fair value through profit or loss	23,888	-	23,888

		2,756,175	3,044,954	2,756,175	3,044,954
Financial liabilities
Trade accounts payable (Note 13)	Loans and financing	(776,224)	(706,995)	(776,224)	(706,995)
Loans and financing (Note 14)	Loans and financing	(815,208)	(732,469)	(839,228)	(802,899)
Related parties (Note 9)	Loans and financing	(1,022,517)	(1,232,194)	(1,022,517)	(1,232,194)
Derivative financial instruments	Fair value through profit or loss	(1,497)	(19,722)	(1,497)	(19,722)

		(2,615,446)	(2,691,380)	(2,639,466)	(2,761,810)

Hierarchy of fair value

The Company discloses its financial assets and liabilities at fair value, based on the appropriate accounting pronouncements, which relate to concepts of valuation and disclosure requirements.

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RAÍZEN COMBUSTÍVEIS S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

Particularly related to the disclosure, the Company applies the hierarchy requirements set out in IFRS 13, which involves the following aspects:

•	The fair value is the price that an asset could be exchanged and a liability could be settled, between knowledgeable willing parties in an arm’s length transaction; and
•	Hierarchy on 3 levels for measurement of the fair value, according to observable inputs for the valuation of an asset or liability on the date of its measurement.

The valuation established on 3 levels of hierarchy for measurement of the fair value is based on observable and non-observable inputs. Observable inputs reflect market data obtained from independent sources, while non-observable inputs reflect the Company’s valuation techniques. These two types of inputs create the hierarchy of fair value set forth below:

•	Level 1 – Prices quoted (unadjusted) for identical instruments in active markets;
•	Level 2 – Prices quoted in active markets for similar instruments, prices quoted for identical or similar instruments in non-active markets and evaluation models for which inputs are observable; and
•	Level 3 – Instruments whose significant inputs are non-observable.

The table below presents the overall classification of financial assets and liabilities according to the valuation hierarchy.

Assets and (liabilities) at fair value	Level 1	Level 2	Total

March 31, 2013
Derivative financial liabilities	(1,149)	(18,573)	(19,722)

Total	(1,149)	(18,573)	(19,722)

March 31, 2014
Derivative financial assets	294	23,594	23,888
Derivative financial liabilities	(724)	(773)	(1,497)

Total	(430)	22,821	22,391

On March 31, 2014 and 2013, there were no transfers between the aforementioned levels to determine the fair value of financial instruments.

(h)	Sensitivity analysis

The following analysis is a sensitivity analysis of the fair value of financial instruments in accordance with the risk types considered relevant by the Company.

Assumptions for sensitivity analysis

The Company adopted, for the sensitivity analysis, three scenarios, being one probable, and another two stressed scenarios that may affect the fair value of financial instruments of the Company. The probable scenario takes into account the future market curves of Jet and Dollar on March 31, 2014 and 2013 that determines the derivatives fair value on the mentioned date. The stressed scenarios were defined taking into consideration the adverse impacts of 25% and 50% on Dollar curves, which were considered as the basis for the probable scenario.

64

RAÍZEN COMBUSTÍVEIS S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

Sensitivity table

The sensitivity table of derivative variation of the Company in probable, possible and remote scenarios is presented below:

		Impacts on profit or loss (*)
Interest rate risk	Risk Factor	Probable Scenario	Scenario +(25%)	Fair Value Balance	Scenario +(50%)	Fair Value Balance
Exchange rate derivatives
Exchange swap:
Sales commitments	Increase in the exchange rate R$/USD	(430)	92,256	91,826	184,512	184,082
Purchase commitments	Decrease in the exchange rate R$/USD	23,595	(212,371)	(188,776)	(424,742)	(401,147)

		23,165	(120,115)	(96,950)	(240,230)	(217,065)

Interest rate derivatives
Interest swap:
Purchase commitments	Decrease in the interest rate	(773)	(1,675)	(2,448)	(3,350)	(4,123)

(*) Projected result in up to 12 months from March 31, 2014.

Net exposure to US dollar fluctuations

Based on the US dollar-denominated assets and liabilities as at March 31, 2014 and 2013, the Company simulation involves the appreciation and depreciation of exchange rates (R$/USD) by 25% and 50%. The probable scenario takes into consideration the Company’s projections for exchange rates on the maturity of transactions as follows:

	Exchange rate simulations (R$/USD)
	Scenarios
	Balance sheet date	+25%	+50%	-25%	-50%

March 31, 2014	2.2630	2.8288	3.3945	1.6973	1.1315
March 31, 2013	2.0138	2.5173	3.02071	1.5104	1.0069

The probable scenario takes into consideration the position as at March 31, 2014. The effects of the stressed scenarios would be recorded in profit or loss as exchange variation gain (loss) as follows:

	Exchange variation effect
	Scenarios
Foreign exchange exposure, net March 31, 2014	Balance sheet date	Probable	+25%	+50%	-25%	-50%

Derivatives	(1,497)	(1,497)	(374)	(749)	374	749
Trade notes receivable - foreign	204,382	204,382	51,096	102,191	(51,096)	(102,191)
Related parties	101,016	101,016	25,254	50,508	(25,254)	(50,508)
Related parties - Loans	(495,597)	(495,597)	(123,899)	(247,799)	123,899	247,799
Loans and financing (Note 14)	(801,456)	(801,456)	(200,364)	(400,728)	200,364	400,728
Others	(1,631)	(1,631)	(408)	(816)	408	816
Impact on the results for the year		(994,783)	(248,695)	(497,393)	248,695	497,393

65

RAÍZEN COMBUSTÍVEIS S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

	Exchange variation effect
	Scenarios
Foreign exchange exposure, net March 31, 2013			+25%	+50%	-25%	-50%

Derivatives	(19,722)	(19,722)	(4,931)	(9,862)	4,931	9,862
Trade notes receivable - foreign	7,793	7,793	1,948	3,897	(1,948)	(3,897)
Related parties	103,183	103,183	25,796	51,592	(25,796)	(51,592)
Related parties – Loans	(441,022)	(441,022)	(110,256)	(220,511)	110,256	220,511
Loans and financing (Note 14)	(704,830)	(704,830)	(176,208)	(352,415)	176,208	352,415
Others	(5,010)	(5,010)	(1,253)	(2,505)	1,253	2,505

Impact on the results for the year		(1,059,608)	(264,904)	(529,804)	264,904	529,804

Changes in interest rates

The Company simulated the income from investments linked to the CDI rate involving an appreciation and depreciation by 25% and 50% as follows:

			March 31, 2014
			Interest rate sensitivity

		Balance sheet Date	Probable scenario	Scenario (+/-25%)	Scenario (+/-50%)

Financial investments:	Decrease	77,705	6,779	8,474	10,169
	Increase	77,705	6,779	5,084	3,390

			March 31, 2013
			Interest rate sensitivity

		Balance sheet Date	Probable scenario	Scenario (+/-25%)	Scenario (+/-50%)

Financial investments:	Decrease	43,068	3,389	4,236	2,541
	Increase	43,068	3,389	2,541	1,694

(i)	Capital management

The Company's goal, when managing its capital structure, is to ensure that it will continue as a going concern and be able to finance investment opportunities, by keeping a healthy credit profile and offering an appropriate return to its shareholders.

The Company has relationships with large local and international banks and financial institutions. In July 2012, Fitch Ratings, Moody’s and Standard and Poor’s rated the Company’s creditworthiness as “AAA (bra)”, “Aaa.br” e “brAAA” respectively.

66

RAÍZEN COMBUSTÍVEIS S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

The Company’s leverage ratios as of March 31, 2014 and 2013 were as follows:

	2014	2013
Third party capital
Loans and borrowings (Note 14)	815,208	732,469
Less: Cash and cash equivalents (Note 3)	(566,606)	(138,713)
	248,602	593,756
Own capital
Shareholders’ equity
Attributable to owners of the Company	4,226,481	4,162,910
Attributable to non controlling interests	110,877	95,247
	4,337,358	4,258,157

Total capital	4,585,960	4,851,913

Leverage ratio	5%	12%

The drop in the leverage ratio was principally due to the increase in cash and equivalents held by the Company (Note 3).

26.	Insurance

The Company has an insurance and risk management program that provides coverage and protection compatible with its assets and operations.

The insurance coverage is based on a strict risk and loss study conducted by local insurance advisors, and the insurance taken out is considered by management as sufficient to cover losses that may arise, based on the nature of the Company’s activities.

		March 31, 2014
Asset covered	Coverage	Insured Amount	Amount of coverage

Inventories and property, plant and equipment	Fire, lightning, explosion, windstorm, breakdown of machinery, loss of profit and other	3,211,670	474,720

National transport	Road risk and civil liability of cargo carrier	29,000	29,000

General civil liability for directors and officers	Third party complaints		1,940,000

27.	Subsequent events

Acquisition of Latina Distribuidora de Petróleo Ltda. (“Latina”)

On April 1, 2014, the Company acquired for R$ 180,000 all of the common stock of Latina Distribuidora de Petróleo Ltda, a fuel distribution business in the South region of Brazil. This envisages increasing the

67

RAÍZEN COMBUSTÍVEIS S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

presence of the Shell brand and products in the three states of the South region, as well as improving supply and logistics to existing gas stations, especially in upstate Rio Grande do Sul.

Syndicated Loan

On April 8, 2014, the Company entered into a loan Contract in the form of a Syndicated Loan for US$ 350,000 thousand, indexed quarterly by Libor plus a fixed interest rate of 1.4% per year, maturing in March 2018 and 2019.

Formation of Sabor Raiz Alimentação S.A.

On April 29, 2014, the Company entered into an agreement with Sapore, a food and meal provider, in order to start a new partnership – Sabor Raiz Alimentação S.A – to invest in food and convenience stores at gas stations along highways. On May 29, 2014, approval for this partnership was granted by the antitrust authority, CADE.

Settlement of loan (“Senior Notes”)

On May 9, 2014, the Company settled the Senior Noted due 2014 for principal of US$ 350,000 thousand plus interest of US$ 16,084 thousand.

Conversion of Provisional measure “MP 627/2013” into Law 12.973/2014

Law 12.973 was enacted on May 14th 2014 relating to the conversion of the Provisional Measure 627/2013 which among other arrangements: (i) includes amendments to Ordinance N°1.598/77 which provides tax treatment for corporations, and alters legislation for social contribution tax; (ii) establishes that changes to accounting standards issued subsequent to the announcement of this law, will not impact the calculation of federal taxes until the tax law regulates such change; (iii) establishes specific treatment for the taxation of revenues or dividends calculated between 1/1/2008 and 31/12/2013; (iv) provides for the calculation of interest on capital; and (v) covers the taxation on equity method investments.

Although Law 12.973 is effective from January 1st 2015, there is an option for Companies to retrospectively apply the changes from January 1st 2014, which, according to the Normative Statement RFB N° 1.469/2014, must be declared by July 21st 2014.

Based on management’s analysis, the Company is not likely to opt for application of the law from 2014 and therefore does not expect any significant impacts on these financial statements.

Dividends

On July 28, 2014, the Extraordinary  General Meeting (“EGM”), approved the payment of dividends to the  common share stockholders  in proportion of the shares held by them in the amount of R$ 246,105,  to be paid until October 31, 2014.

At the same EGM, dividends  payment to the  common share stockholders  of  class B preferred shares (Shell Brazil Holding BV) and class C (Cosan S/A Indústria e Comércio), were approved in the amount of R$ 75,630 and R$ 164,779 , respectively, which were paid on July 29, 2014.

*          *          *

68

Raízen Energia S.A.
Consolidated financial statements prepared under IFRS at March 31, 2014 and independent auditor’s report

RAÍZEN ENERGIA S.A.

Consolidated Financial Statements

as of March 31, 2014

Independent auditor's report

The Board of Directors and Shareholders
Raízen Energia S.A.

We have audited the accompanying consolidated financial statements of Raízen Energia S.A. and its subsidiaries, for the consolidated balance sheet as of March 31, 2014 and March 31, 2013, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the year then ended.

Management's Responsibility for the consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audits.  We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.  In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.  Accordingly, we express no such opinion.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.  We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion on the consolidated financial statements

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Raízen Energia and its subsidiaries at March 31, 2014 and March 31, 2013, and the results of their operations and their cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Campinas, Brazil
September 24, 2014

/s/ PricewaterhouseCoopers
Auditores Independentes

Report of Independent Auditors

To the Board of Directors and Shareholders of
Raízen Energia S.A.

We have audited the accompanying consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows of Raízen Energia S.A. and its subsidiaries (the “Company”) for the ten month period ended March 31, 2012, and the related notes to these consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in conformity with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB); this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of these financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether these consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in these consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of these consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of these consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of these consolidated financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of the Company for the ten month period ended March 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standard Board.

As discussed in Note 1, these consolidated financial statements relate to the Company’s results of operations and cash flows upon the creation of the joint venture on June 1, 2011, and for the ten month period ended March 31, 2012.

São Paulo, Brazil,
September 24, 2014

/s/ ERNST & YOUNG
Auditores Independentes S.S.

RAÍZEN ENERGIA S.A.

Consolidated balance sheet
March 31, 2014 and 2013
(in thousands of Reais)

	Note	2014	2013
Assets
Current assets
Cash and cash equivalents	3	1,771,015	1,759,501
Restricted cash	4	251,803	117,897
Derivative financial instruments	27	200,588	166,126
Trade accounts receivable, net	5	356,004	378,161
Recoverable income tax and social contribution	18.a.1	359,893	93,894
Recoverable taxes	6	145,903	207,987
Inventories	7	448,694	369,350
Advances to suppliers	8	209,251	233,676
Other financial assets	9	13,267	-
Related parties	10	192,574	335,647
Other receivables		57,529	52,006
		4,006,521	3,714,245

Non-current assets
Other financial assets	9	890,680	727,221
Recoverable income tax and social contribution	18.a.1	-	35,403
Recoverable taxes	6	26,199	41,506
Advances to suppliers	8	21,841	29,711
Derivative financial instruments	27	1,109	-
Related parties	10	1,371,257	1,489,722
Deferred income tax and social contribution	18.b	256,611	247,707
Judicial deposits	19	282,416	236,385
Other receivables		30,884	26,818
Investments in associates and joint ventures	11	162,266	267,489
Biological assets	12	2,036,693	1,978,477
Property, plant and equipment	13	7,250,609	6,613,578
Intangibles	14	1,535,137	1,254,272

		13,865,702	12,948,289

Total assets		17,872,223	16,662,534

RAÍZEN ENERGIA S.A.

Consolidated balance sheet
March 31, 2014 and 2013
(in thousands of Reais)	(continued)

	Note	2014	2013
Liabilities and shareholders’ equity
Current liabilities
Short-term debt	16	1,122,633	1,070,997
Derivative financial instruments	27	166,175	16,586
Trade accounts payable	15	637,863	491,797
Payroll and related charges		292,468	282,797
Income tax and social contribution payable	18 a.2	760	6,745
Taxes payable	17	156,572	113,877
Dividends payable	21.b	78,672	59,106
Related parties	10	127,370	863,311
Other liabilities		111,070	223,480
		2,693,583	3,128,696
Non-current liabilities
Long-term debt	16	6,510,886	4,879,567
Taxes payable	17	667,374	626,688
Derivative financial instruments	27	12,105	-
Related parties	10	897,025	870,368
Provision for tax, civil and labor risks	19	343,274	336,274
Provision for unsecured liabilities of investments in associates	11	2,642	2,720
Deferred income tax and social contribution	18.b	21,394	38,676
Other liabilities		79,431	106,050

		8,534,131	6,860,343

Total liabilities		11,227,714	9,989,039

Shareholders’ equity
Capital	21.a	4,752,078	4,681,287
Capital reserves	21.a	1,284,175	1,275,019
Other comprehensive income	21.c	(10,669)	99,379
Retained earnings	21.d and 21.e	618,925	599,883

Equity attributable to controlling shareholders		6,644,509	6,655,568
Equity attributable to non-controlling interest		-	17,927

Total shareholders’ equity		6,644,509	6,673,495

Total liabilities and shareholders’ equity		17,872,223	16,662,534

The accompanying notes are an integral part of these consolidated financial statements.

RAÍZEN ENERGIA S.A.

Consolidated statement of income
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais)

	Note	2014	2013	2012

Net sales	22	9,455,221	8,468,238	6,332,448
Cost of sales	24	(7,542,579)	(6,698,108)	(4,733,718)

Gross profit		1,912,642	1,770,130	1,598,730

Operating expenses, net
Selling expenses	24	(637,316)	(605,164)	(418,240)
General and administrative expenses	24	(539,857)	(490,246)	(374,971)
Other operating income, net	25	60,412	47,843	32,377
Share of losses of equity-accounted investees	11	(34,435)	(23,107)	(11,840)

		(1,151,196)	(1,070,674)	(772,674)

Operating income		761,446	699,456	826,056

Financial results
Financial expense	26	(465,547)	(423,998)	(336,438)
Financial income	26	252,195	185,572	103,673
Exchange variation	26	(292,073)	(27,519)	(11,229)
Net impact of derivatives	26	(67,506)	(55,662)	(47,278)

		(572,931)	(321,607)	(291,272)

Income before taxes		188,515	377,849	534,784

Current taxes	18.a	(29,070)	(104,404)	(18,461)
Deferred taxes	18.a	(18,562)	82,299	(99,847)

		(47,632)	(22,105)	(118,308)

Net income		140,883	355,744	416,476

Attributable to:
Controlling shareholders		140,883	354,710	416,038
Non-controlling shareholders		-	1,034	438

		140,883	355,744	416,476

Earnings per share – basic and diluted (Note 21.e		0.02	0.05	0.08

The accompanying notes are an integral part of these consolidated financial statements.

RAÍZEN ENERGIA S.A.

Consolidated statement of comprehensive income
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais)

	2014	2013	2012

Net income	140,883	355,744	416,476

Other comprehensive income
Gain (loss) on cash flow hedges (*) (Note 27.e)	(168,292)	108,169	42,770
Currency translation differences	1,082	16,086	12,908
Deferred taxes (Notes 18 and 27.e)	57,221	(36,778)	(14,542)
Other comprehensive income, net which may be reclassified to income in subsequent periods	(109,989)	87,477	41,136

Actuarial losses on pension and post-employment plans	(89)	-	-
Taxes on unrealized losses on pension post-employment plans	30	-	-

Other comprehensive income, net which will not impact income in subsequent periods	(59)	-	-

Total comprehensive income	30,835	443,221	457,612

Attributable to:
Controlling shareholders	30,835	442,187	457,174
Non-controlling shareholders	-	1,034	438

	30,835	443,221	457,612

(*) In the ten-month period ended March 31, 2012, includes gain on cash flow hedge contributed on June 1st, 2011.

The accompanying notes are an integral part of these consolidated financial statements.

RAÍZEN ENERGIA S.A.

Consolidated statement of changes in shareholders’ equity
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(in thousands of Reais)

	Attributable to controlling shareholders
				Retained earnings
	Capital stock	Capital reserve	Other comprehensive income	Legal reserve	Profit retention	Accumulated profit (loss)	Total	Attributable to non-controlling shareholders	Total shareholders' equity

Balance on June 1st, 2011	1	-	-	-	-	-	1	-	1

Contributions from (distributions to) the shareholders
Capital increase on June 1st, 2011 (Note 1)	5,743,326	349,305	-	-	-	-	6,092,631	16,455	6,109,086
Issuance of class B preferred shares	(433,897)	-	-	-	-	-	(433,897)	-	(433,897)
Redemption of class B preferred shares	22,026	-	-	-	-	-	22,026	-	22,026
Reflected effect from operations of subsidiaries	-	1,084	-	-		-	1,084	-	1,084
Constitution of the legal reserve	-	-	-	20,802	-	(20,802)	-	-	-
Mandatory minimum dividends	-	-	-	-	-	(197,618)	(197,618)	-	(197,618)
Constitution of reserves	-	-	-	-	197,618	(197,618)	-	-	-

	5,331,455	350,389	-	20,802	197,618	(416,038)	5,484,226	16,455	5,500,681
Comprehensive income:
Capital increase on June 1st, 2011 (*) (Note 1)	-	-	78,052	-	-	-	78,052	-	78,052
Net income (ten month period)	-	-	-	-	-	416,038	416,038	438	416,476
Loss on cash flow hedge	-	-	(49,824)	-	-	-	(49,824)	-	(49,824)
Accumulated foreign currency translation adjustments	-	-	12,908	-	-	-	12,908	-	12,908

	-	-	41,136	-	-	416,038	457,174	438	457,612

Balance on March 31, 2012	5,331,456	350,389	41,136	20,802	197,618	-	5,941,401	16,893	5,958,294

(*) Gain on cash flow hedge contributed on June 1st, 2011.

RAÍZEN ENERGIA S.A.

Consolidated statement of changes in shareholders’ equity
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(in thousands of Reais)

(Continued)

	Attributable to controlling shareholders
		Capital reserves			Retained earnings
	Capital stock	Capital reserve	Special reserve for goodwill	Other comprehensive income	Legal reserve	Profit retention	Accumulated profit (loss)	Total	Attributable to non-controlling shareholders	Total shareholders' equity

Balance on March 31, 2012	5,331,456	350,389	-	41,136	20,802	197,618	-	5,941,401	16,893	5,958,294

Contributions from (distributions to) shareholders of the Company
Capital increase on November 29, 2012 (Note 21.a) – REPSA	22,119	-	-	-	-	-	-	22,119	-	22,119
Capital increase on November 29, 2012 (Note 21.a) – RESA	181,417	817,418	-	-	-	-	-	998,835	-	998,835
Effect of reverse merger of REPSA by RESA (Notes 1 and 21.a)	(928,509)	(135,824)	-	(29,234)	10,917	322,563	(238,748)	(998,835)	-	(998,835)
Capital increase on February 28, 2013 (Note 21.a) – RESA	7,927	-	-	-	-	-	-	7,927	-	7,927
Redemption of class B preferred shares (Note 21.a)	66,877	-	-	-	-	-	(66,877)	-	-	-
Constitution of deferred taxes on goodwill (Notes 18.c and 21.a)	-	-	241,107	-	-	-	-	241,107	-	241,107
Reflected effect from operations of subsidiaries	-	1,929	-	-	-	-	-	1,929	-	1,929
Constitution of the legal reserve (Note 21. b and d)	-	-	-	-	5,798	-	(5,798)	-	-	-
Mandatory minimum dividends (Note 21.b)	-	-	-	-	-	-	(1,102)	(1,102)	-	(1,102)
Constitution of reserves	-	-	-	-	-	42,185	(42,185)	-	-	-

	(650,169)	683,523	241,107	(29,234)	16,715	364,748	(354,710)	271,980	-	271,980
Comprehensive income:
Net income	-	-	-	-	-	-	354,710	354,710	1,034	355,744
Gain on cash flow hedge (Note 27.e)	-	-	-	71,391	-	-	-	71,391	-	71,391
Accumulated foreign currency translation adjustments	-	-	-	16,086	-	-	-	16,086	-	16,086

	-	-	-	87,477	-	-	354,710	442,187	1,034	443,221

Balance on March 31, 2013	4,681,287	1,033,912	241,107	99,379	37,517	562,366	-	6,655,568	17,927	6,673,495

RAÍZEN ENERGIA S.A.

Consolidated statement of changes in shareholders’ equity
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(in thousands of Reais)

(Continued)

	Attributable to controlling shareholders
		Capital reserves				Retained earnings
	Capital Stock	Capital reserve	Tax Incentive Reserve	Special reserve for goodwill	Other comprehensive income	Legal reserve	Profit retention	Accumulated profit (loss)	Total	Attributable to non-controlling shareholders	Total shareholders' equity
Balance on March 31, 2013	4,681,287	1,033,912	-	241,107	99,379	37,517	562,366	-	6,655,568	17,927	6,673,495

Contributions from (distributions to) shareholders of the Company
Capital increase on February 7, 2014 (Note 21.a)	8,427	-	-	-	-	-	-	-	8,427	-	8,427
Supplemental amount paid in the acquisition of subsidiary (Note 21.a)	-	(5,973)	-	-	-	-	-	-	(5,973)	-	(5,973)
Reduction due to acquisition of subsidiary (Note 21.a )	-	-	-	-	-	-	-	-	-	(17,927)	(17,927)
Redemption of class B preferred shares (Note 21.a)	62,364	3,743	-	-	-	-	(6,916)	(43,636)	15,555	-	15,555
Accumulated foreign currency translation adjustments	-	(20,168)	-	-	-	-	-	-	(20,168)	-	(20,168)
Allocation to tax incentive reserve	-	-	30,256	-	-	-	(16,221)	(14,035)	-	-	-
Reflected effect from operations of subsidiaries	-	1,301	-	-	-	-	-	-	1,301	-	1,301
Interest on capital (Note 21.b)	-	-	-	-	-	-	-	(40,000)	(40,000)	-	(40,000)
Constitution of the legal reserve (Notes 21.b and d)	-	-	-	-	-	7,044	-	(7,044)	-	-	-
Mandatory minimum dividends (Note 21.b)	-	-	-	-	-	-	-	(1,036)	(1,036)	-	(1,036)
Constitution of reserves	-			-	-	-	35,132	(35,132)	-	-	-

	70,791	(21,097)	30,256	-	-	7,044	11,995	(140,883)	(41,894)	(17,927)	(59,821)
Comprehensive income:
Net income	-	-	-	-	-	-	-	140,883	140,883	-	140,883
Loss on cash flow hedge (Note 27.e)	-	-	-	-	(111,071)	-	-	-	(111,071)	-	(111,071)
Accumulated foreign currency translation adjustments	-	-	-	-	1,082	-	-	-	1,082	-	1,082
Actuarial losses on post-employment benefit plans	-	-	-	-	(59)	-	-	-	(59)	-	(59)

	-	-	-	-	(110,048)	-	-	140,883	30,835	-	30,835

Reserve transfers	-	(3)	-	-	-	-	3	-	-	-	-

Balance on March 31, 2014	4,752,078	1,012,812	30,256	241,107	(10,669)	44,561	574,364	-	6,644,509	-	6,644,509

The accompanying notes are an integral part of these consolidated financial statements.

RAÍZEN ENERGIA S.A.

Consolidated statement of cash flows
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(in thousands of Reais)

	2014	2013	2012

Cash flows from operating activities
Income before taxes	188,515	377,849	534,784
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	1,709,935	1,706,819	1,282,807
Change in fair value of biological assets	64,918	225,021	(101,913)
Change in fair value of sugarcane harvested (agricultural products)	8,443	2,725	-
Share of loss in equity-accounted investees	34,435	23,107	11,840
Interest, indexation and exchange variation, net	655,018	341,643	391,234
Losses from sale of net assets related to sugar retailing	-	-	3,434
Gains from sale of net assets	(33,813)	(3,459)	(2,793)
Provision for tax, civil and labor risks	25,197	3,502	3,036
(Gains) losses from derivatives financial instruments	(40,770)	1,399	12,247
Impairment on property, plant and equipment and intangible assets	777	-	-
Others	340	4,069	(3,379)
	2,612,995	2,682,675	2,131,297
Changes in operating assets and liabilities:
Trade accounts receivable and advances from customers	(16,691)	95,231	(52,174)
Inventories	(147,487)	71,201	212,201
Restricted cash	(125,085)	40,316	(90,414)
Derivative financial instruments	(1,399)	(12,247)	(43,596)
Judicial deposits	(41,257)	(19,406)	(46,494)
Trade accounts payable and advances to suppliers	174,016	35,196	33,634
Taxes and contributions	(117,231)	(119,294)	22,279
Payroll and related charges	9,671	73,097	(2,983)
Others, net	(26,196)	37,015	(7,207)

	(291,659)	201,109	25,246

Income tax and social contribution paid	(10,758)	(13,658)	(64,425)

Net cash provided by operating activities	2,310,578	2,870,126	2,092,118

Investing activities:
Capital contributions to associates	(57,131)	(80,340)	(46,170)
Acquisitions, net of acquired cash	(48,903)	(108,434)	(18,758)
Cash received from sale of net assets related to sugar retailing	-	-	145,861
Addition to property, plant and equipment, software and other intangible assets	(1,505,115)	(1,403,383)	(1,280,409)
Cash from sale of property, plant and equipment	53,648	16,251	5,527
Sugarcane planting and cultivation costs (biological assets)	(838,647)	(922,029)	(787,710)

Net cash used in investing activities	(2,396,148)	(2,497,935)	(1,981,659)

Financing activities
Proceeds from debt issuance	2,398,715	1,342,906	959,071
Proceeds from debentures issuance, net of transaction costs	747,710	-	-
Repayment of debt	(2,274,314)	(1,836,379)	(1,668,911)
Financial investments related to financing (restricted cash)	3,155	(1,451)	-
Capital increase	-	932	1,636,470
Prepaid dividends	(66,022)	(8,873)	(4,418)
Related parties	(712,160)	689,692	167,812

Net cash provided by financing activities	97,084	186,827	1,090,024

Net increase in cash and cash equivalents	11,514	559,018	1,200,483
At beginning of year	1,759,501	1,200,483	-
At end of year	1,771,015	1,759,501	1,200,483

Supplementary information:
Investments and financing transactions which do not involve cash
Depreciation of costs capitalized to biological assets	67,339	72,803	-
Financed purchase of property, plant equipment and other additions	-	11,905	-
Amounts capitalized on qualified assets (Notes 13 and 26)	44,296	41,940	47,252
Present value adjustment in property, plant and equipment	2,010	9,476	-
Capital increase made by Cosan and Shell through contribution of assets (Notes 1 and 21.a)	-	998,835	4,550,668
Capital payable (Notes 10 and 21.a)	8,427	7,927	-
Financed acquisition of TEAS shares (Note 11.a)	-	23,900	-
Renewal of Term Loan Agreement (Note 16)	-	907,017	-

The accompanying notes are an integral part of these consolidated financial statements.

RAÍZEN ENERGIA S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

1.	Operations

Raízen Energia S.A. (the "Company", "Raízen Energia" or "RESA"), formerly Cosan S.A. Açúcar e Álcool, is a Brazilian Non-Public Corporation with its headquarters in the city and state of São Paulo, Brazil. The Company is listed in the Brazilian securities regulator, the Comissão de Valores Mobiliários (“CVM”), although its common shares are not listed on any stock market. The Company is a joint venture ("JV") between Royal Dutch Shell ("Shell") and Cosan S.A. Indústria e Comércio ("Cosan"), with each partner holding 50% of the common shares.

Until November 30, 2012, the Company was a direct wholly owned subsidiary of Raízen Energia Participações S.A. ("REPSA"), at which time REPSA was merged into the Company.

The main business activities of the Company and its subsidiaries are the production and trading of sugar and ethanol in Brazil and overseas (where it operates through Raízen Trading LLP) and the cogeneration of energy produced from sugarcane bagasse.

Sugarcane requires a period of from 12 to 18 months for the crop to be ready for harvest. The harvest generally begins in April or May each year and ends in November or December, at which time sugar and ethanol is produced.  The product is sold throughout the year, with no seasonal variations, subject to normal market variations in supply and demand.  Due to its production cycle, the Company's fiscal year begins on April 1 and ends on March 31 of each year.

On October 21, 2013, the CVM approved the registration of the Company’s first public issuance of non-convertible debentures, in three series, with a unit par value of R$ 1,000.00 (one thousand reais), in a total amount of R$ 750,000, with maturities of five years for the first and second series and seven years for the third series, beginning on October 15, 2013.  The debentures are guaranteed by Raízen Combustíveis S.A. (“RCSA”), which is another joint venture also owned by Shell and Cosan.

Corporate restructuring

In June 1st, 2011, Shell and Cosan approved and announced the formation of the JV, whereby the economic interest in REPSA was equally shared amongst both shareholders.  As part of this process, Cosan contributed to REPSA, the net assets of its sugar and ethanol business (including its interest in RESA) and Shell contributed its interest in second generation ethanol research and development entities (Iogen Corp. and Codexis Inc.). In addition, Shell was committed to make fixed cash contributions of USD 1.2 billion, of which US$ 721 million were paid during the financial year ended March 31, 2012. During the year ended March 31, 2013, the remaining balance of US$ 542.5 million of this contribution, adjusted for interest, has been fully received. Thus, at the end of this operation, the capital increase made by Shell and Cosan in REPSA was R$6,187,138.

In November 2012, the shareholders approved at an “Extraordinary General Meeting” the merger of Ispagnac Participações Ltda. ("IPL"), a direct subsidiary of Shell, into REPSA, through the transfer of net assets  of R$ 3,538, including its direct 28.1% interest in REPSA. The following is a breakdown of the net assets transferred:

Line items	Total

Cash and cash equivalents	932
Recoverable taxes	2,606

Net assets transferred	3,538

Subsequently, at an “Extraordinary General Meeting” held in November 2012, the Company’s shareholders approved the merger of REPSA, including IPL’s net assets, into its subsidiary RESA, through the transfer of net assets amounting to R$ 998,835, as follows:

RAÍZEN ENERGIA S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

Line items	Total

Cash and cash equivalents	932
Related parties – REPSA	689,234
Related parties – Shell	167,360
Related parties – Cosan	22,119
Recoverable taxes	4,338
Investment and goodwill - Codexis, Inc.	113,100
Dividends receivable	3,025
Income tax and social contribution payable	(1,273)

Net assets transferred	998,835

These financial statements relate to REPSA’s financial position and results of operations upon the creation of the JV on June 1st, 2011, and the financial position and results of operations of RESA, the surviving entity, upon its merger with REPSA in November 2012.

Therefore, the consolidated statement of income for the ten month period ended March 31, 2012 only includes the consolidated results of operations of REPSA, from June 1st, 2011, through March 31, 2012, and the consolidated statement of income for the year ended March 31, 2013, includes the consolidated results of operations of REPSA, from April 1st, 2012 through November 30, 2012 and of RESA from December 1st, 2012 through March 31, 2013, as shown below:

Consolidated results	REPSA	RESA	Total

Ten month period ended in March 31, 2012	416,038	-	416,038

Year ended in March 31, 2013
Eight month period ended in November 30, 2012	283,952	-	283,952
Four month period ended in March 31, 2013	-	70,758	70,758

	283,952	70,758	354,710

On December 31, 2012, at an “Extraordinary General Meeting” the shareholders approved the merger of the subsidiaries Raízen S.A. Bioenergia ("Raízen Bio") and Barra Bionergia S.A. ("Barra Bio"), into Raízen Energia, by cancelling its shares, without affecting the capital of RESA. The following net assets were transferred:

Line items	Raízen Bio	Barra Bio	Total

Cash and cash equivalents	1,444	19,862	21,306
Restricted cash	14,795	52,487	67,282
Trade accounts receivable	33,006	80,070	113,076
Recoverable taxes	27,945	68,990	96,935
Related parties	105,380	124,889	230,269
Property, plant and equipment	268,086	1,184,391	1,452,477
Intangibles	6	9,944	9,950
Loans and financing	(189,674)	(894,081)	(1,083,755)
Suppliers	(25,373)	(67,227)	(92,600)
Income tax and social contribution payable	(20,069)	(48,392)	(68,461)
Deferred taxes	(17,699)	(41,915)	(59,614)
Others	(708)	(8,981)	(9,689)

Net assets transferred	197,139	480,037	677,176

The consolidated financial statements were approved by the Board of Directors on September 24, 2014.

RAÍZEN ENERGIA S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

2.	Significant accounting policies

2.1	Basis of preparation

The consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

a)	Measurement basis

The consolidated financial statements were prepared using the historical cost basis, except for the following items which are measured at fair value:

•	Derivatives and other financial instruments, measured at fair value through profit or loss;
•	Employee benefits, and
•	Biological assets.

b)	Functional currency and presentation currency

The consolidated financial statements are presented in Brazilian Reais (R$), which is the Company's functional currency.  The financial statements of each subsidiary included in consolidation are prepared using the currency of the main economic environment where it operates.   All financial information presented in Brazilian Reais has been rounded to the nearest thousand, except where otherwise indicated.

The financial statements of foreign subsidiaries are translated into Brazilian Reais using the following criteria: (i) assets and liabilities are translated at the exchange rate in effect at the reporting date; (ii) the income and expenses are translated based on the monthly average exchange rates, and (iii) the cumulative effects of translation differences are recognized in Accumulated Foreign Currency Translation Adjustments component in Other comprehensive income.

The exchange rates in Brazilian Reais effective at the balance dates were as follows:

	03.31.2014	03.31.2013
Final rate
U.S. Dollar (US$)	2.2630	2.0138
Canadian Dollar (CAN)	2.0472	-
Euro (EUR)	3.1175	2.5853

Average rates
U.S. Dollar (US$)	2.2481	2.0120
Canadian Dollar (CAN)	2.1344	-
Euro (EUR)	3.0155	2.5889

c)	Judgments, estimates and significant accounting assumptions

In preparing these consolidated financial statements, management has made judgments, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expenses.  Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.

RAÍZEN ENERGIA S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

Information about assumptions, estimation uncertainties that have a significant risk of resulting in material adjustment in the year ending March 31, 2014, and information about critical judgments made in applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statements is included in the following notes:

•	Note 11 – Acquisition of subsidiary, investments in associates and joint ventures: fair value measured on a provisional basis;

•	Note 13 and 14 – Property plant and equipment and intangible assets, including goodwill: management makes estimates to determine their useful lives, for the purposes of depreciation and amortization;

•	Note 13 and 14 – Impairment test: key assumptions underlying recoverable amounts, including the recoverability of development costs;

•	Note 18.a – Income tax and social contribution: significant judgment is needed to determine the provision for income tax in these different countries;

•	Note 18.b – Recognition of deferred tax assets: availability of future taxable profit against which tax loss carryforwards can offset;

•	Note 19 - Provision for tax, civil, labor and environmental risks: key assumptions about the likelihood and magnitude of outflow of resources; and

•	Note 28 – Post employment plans: key actuarial assumptions.

Measurement of fair value

A number of the Company’s accounting policies and disclosures require the measurement of fair value, for both financial and non-financial assets and liabilities.

When measuring the fair value of an asset or a liability, the Company uses, to the extent possible, observable market data.  Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Further information about the assumptions made in measuring fair values is included in the following notes:

•	Note 12 – Biological assets; and

•	Note 27 – Financial instruments.

RAÍZEN ENERGIA S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

2.2       Basis of Consolidation

2.2.1 Business Combination

Business combinations are accounted for using the acquisition method when control is transferred to the Company. The cost of an acquisition is the sum of the consideration paid, evaluated based on the fair value at acquisition date, and the amount of any non-controlling interests in the acquiree.  For each business combination, the Company recognizes any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquirer’s net assets. Costs directly attributable to the acquisition expensed as incurred.

When acquiring a business, management evaluates the assets acquired and the liabilities assumed in order to classify and allocate them pursuant to the terms of the agreement, economic circumstances and the conditions at the acquisition date.

Goodwill is initially measured as the excess of the consideration paid over the fair value of the net assets acquired.  If the consideration is lower than the fair value of the net assets acquired, the difference is recognized as a gain in profit or loss.

Subsequent to initial recognition, goodwill is measured at cost, net of any accumulated impairment losses.  For purposes of impairment testing, goodwill acquired in a business combination, is allocated at the acquisition date to each of the Company’s cash generating units expected to benefit from the synergies of the business combination, regardless of whether other assets or liabilities of the acquiree are attributed to these units.

2.2.2 Non-controlling interests

Non-controlling interests are measured at their proportionate share of the acquiree’s identifiable net assets at the acquisition date.

Changes in the Company’s interest in a subsidiary that do not result in a loss of control are accounted for as transactions with owners in their capacity as owners.

2.2.3 Subsidiaries

Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

The subsidiaries' financial statements are prepared for the same disclosure period as those of the parent company and use consistent accounting policies.

RAÍZEN ENERGIA S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

The consolidated financial statements include Raízen Energia’s financial statements and the financial statements from subsidiaries where RESA has direct or indirect control. The table below summarizes the direct and indirect ownership interests of the Company:

	Direct and indirect interests
	2014	2013

Agrícola Ponte Alta Ltda.	100.00%	100.00%
Agropecuária Santa Hermínia Ltda.	100.00%	100.00%
America Trading Investments	100.00%	100.00%
Benálcool Açúcar e Álcool Ltda.	100.00%	100.00%
Cosan Centroeste Açúcar e Álcool Ltda.	100.00%	100.00%
Curupay Agroenergia Ltda.	100.00%	100.00%
Houghton Venture Capital Ltd.	100.00%	100.00%
Raízen Araraquara Açúcar e Álcool Ltda.	100.00%	100.00%
Raízen Asia PT Ltd.	100.00%	100.00%
Raízen Biotecnologia S.A.	100.00%	100.00%
Raízen Caarapó Açúcar e Álcool Ltda.	100.00%	100.00%
Raízen Cayman Limited	100.00%	100.00%
Raízen Energy Finance Ltd.	100.00%	100.00%
Raízen International Universal Corp.	100.00%	100.00%
Raízen North America, Inc.	100.00%	100.00%
Raízen Paraguaçú Ltda.	100.00%	100.00%
Raízen Tarumã Ltda.	100.00%	100.00%
Raízen Trading LLP	100.00%	100.00%
TEAS Terminal Exportador de Álcool de Santos Ltda. (1)	100.00%	66.67%

(1)           TEAS Terminal Exportador de Alcool de Santos Ltda. is a port terminal, and the Company, on April 24, 2013, acquired 33.33% of outstanding equity interests on TEAS through Curupay; thereby, increasing interest in TEAS to 100.00% (Note 20.a). Now, Raízen Energia holds 39,477,357 of shares of TEAS (26,318,238 of shares in 2013).

2.2.4 Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated. Unrealized gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

2.3	Summary of the significant accounting practices

The accounting practices described below have been applied consistently to the years presented in the consolidated financial statements.

a)	Revenue recognition

Revenue is recognized when the significant risks and rewards of ownership have been transferred to the customer, collection is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably.  Revenue is measured net of returns, trade discounts, volume rebates, and taxes.

Sales of energy cogeneration are recorded on the basis of the energy guaranteed, at the prices specified under the supply agreement or at the current market price, as the case may be. Electrical energy produced and sold at auction is recognized initially as deferred revenue, and is recognized in profit or loss for the year when consumed by customers.

RAÍZEN ENERGIA S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

b)	Transactions in foreign currency

Transactions in foreign currency are translated to the respective functional currency of the Company at exchange rates at the dates of the transaction.

Monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at the exchange rate at the reporting date. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are retranslated to the functional currency at the exchange rate when the fair value is determined.  Foreign currency differences are generally recognized in profit or loss. Non-monetary items that are measured based on historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

However, foreign currency differences arising from the translation of the following item is recognized in Other Comprehensive Income:

•	qualifying cash flow hedges to the extent that the hedges are effective.

c)	Financial instruments

Financial assets and liabilities are recorded when the Company becomes party to the contractual provisions of the instruments.

(i) Financial Assets

Initial recognition and measurement

The Company classifies financial assets into the following categories: fair value through profit or loss, held to maturity, loans and receivables and available for sale. The Company determines the classification of the financial assets at the time of initial recognition.

Financial assets are initially recognized at fair value plus, in the case of investments not designated as fair value through profit or loss, any directly attributable transaction costs.

Financial assets include cash and cash equivalents, restricted cash, derivative financial instruments, trade accounts receivable, related parties and other financial assets.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification, which may be as follows:

Financial assets at fair value through profit or loss

A financial asset is classified as at fair value through profit or loss if it is classified as held-for-trading or is designated as such on initial recognition. Directly attributable transaction costs are recognized in profit or loss as incurred. Financial assets at fair value through profit or loss are measured at fair value and changes therein, including any interest or dividend income, are recognized in profit or loss.

Derivatives also are measured at fair value through profit or loss, except for those designated as hedging instruments.  Interest, monetary and foreign exchange variations and variations resulting from measurement at fair value are recognized in profit or loss as incurred as "Financial income".

RAÍZEN ENERGIA S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

Held-to-maturity financial assets

If the Company has the positive intent and ability to hold to maturity, such financial assets are classified as held-to-maturity.  Held-to-maturity instruments are recognized initially at fair value plus any directly attributable transaction costs.  Subsequent to initial recognition, they are measured at amortized cost using the effective interest method.

Interest, inflation adjustments, foreign currency variances, and impairment losses are recognized in profit or loss as finance income or expense as incurred.

Loans and receivables

Loans and receivables are initially recognized at fair value plus any directly attributable transaction costs.  Subsequent to initial recognition, they are measured at amortized cost using the effective interest method, less any impairment losses. The amortized cost is included in the consolidated statement of income as finance income or expenses as incurred.

Available-for-sale financial assets

Available-for-sale financial assets are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on debt instruments, are recognized in OCI and accumulated in the fair value reserve.  When an investment is derecognized, the accumulated gain or loss accumulated in equity is reclassified to profit or loss.

Derecognition

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred. Any interest in such transferred financial asset that is created or retained by the Company is recognized as a separate asset or liability.

Impairment of financial assets

Financial assets not classified as fair value through profit or loss, including an interest in an equity-accounted investee, are assessed at each reporting date to determine whether there is objective evidence of impairment.

Objective evidence that financial assets are impaired includes:

i.	default or delinquency by a debtor;

ii.	restructuring of an amount due to the Company on terms that the Company would not consider otherwise;

iii.	indications that a debtor or issuer will enter bankruptcy;

iv.	adverse changes in the payment status of borrowers or issuers;

v.	the disappearance of an active market for a security; or

vi.	observable data indicating that there is measurable decrease in expected cash flows from a group of financial assets.

RAÍZEN ENERGIA S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

For an investment in an equity security, objective evidence of impairment includes a significant or prolonged decline in its fair value below its cost.

The Company considers evidence of impairment for financial assets measured at amortized cost at both an individual asset and a collective level. All individually significant assets are individually assessed for impairment. Those found not to be impaired are then collectively assessed for any impairment that has been incurred but not yet individually identified. Assets that are not individually significant are collectively assessed for impairment. Collective assessment is carried out by grouping together assets with similar risk characteristics.

In assessing collective impairment, the Group uses historical information on the timing of recoveries and the amount of loss incurred, and makes an adjustment if current economic and credit conditions are such that the actual losses are likely to be greater or lesser than suggested by historical trends.

A financial asset or group of financial assets is considered to be impaired if, and only if, there is objective evidence that its value is unrecoverable as the result of one or more events that have taken place since the asset was first recognized (a "loss event") and this loss event affects the estimated future cash flow of the financial assets, or group of financial assets, to an extent that can be reasonably estimated.

An impairment loss is calculated as the difference between an asset’s carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account. When the Company considers that there are no realistic prospects of recovery of the asset, the relevant amounts are written off. If the amount of impairment loss subsequently decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, then the previously recognized impairment loss is reversed through profit or loss.

Impairment losses on available-for-sale financial assets are recognized by reclassifying the losses accumulated in the fair value reserve to profit or loss. The amount reclassified is the difference between the acquisition cost (net of any principal repayment and amortization) and the current fair value, less any impairment loss previously recognized in profit or loss. If the fair value of an impaired available-for-sale debt security subsequently increases and the increase can be related objectively to an event occurring after the impairment loss was recognized, then the impairment loss is reversed through profit or loss; otherwise, it is reversed through OCI.

An impairment loss in respect of an equity-accounted investee is measured by comparing the recoverable amount of the investment with its carrying amount. An impairment loss is recognized in profit or loss, and is reversed if there has been a favorable change in the estimates used to determine the recoverable amount.

(ii)       Financial liabilities

Initial recognition and measurement

The Company classifies financial liabilities on initial recognition into the following categories: financial liabilities at fair value through profit or loss, loans and financing and derivatives.

RAÍZEN ENERGIA S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

The Company initially recognizes financial liabilities on the date when they are originated, usually the trade date.

Non-derivative financial liabilities are initially recognized at fair value less any directly attributable transaction costs.

The Company's financial liabilities include loans and financing, derivative financial instruments, suppliers and related parties.

Subsequent measurement

Subsequent measurement of financial liabilities depends on their classification, which may be as follows:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss are measured at fair value and changes therein, including any interest, are recognized in profit or loss.

Loans and financing

Subsequent to initial recognition, these liabilities are measured at amortized cost using the effective interest method.

Derecognition

The Group derecognizes a financial liability when its contractual obligations are discharged, cancelled, or expire.

(iii)           Offset of financial instruments - net presentation

Financial assets and financial liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

(iv)           Derivative financial instruments and hedge accounting

Initial recognition and subsequent measurement

The Company holds derivative financial instruments to hedge its foreign currency and interest rate risk exposures.

Derivatives are recognized initially at fair value; any directly attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are generally recognized in profit or loss.

RAÍZEN ENERGIA S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

Derivatives are classified as:

•
Fair value hedge to protect against exposure to changes in the fair value of assets and liabilities recognized, or unrecognized but committed, or in an identifiable part of such asset, liability or firm commitment, which can be attributed to a specific risk and could affect the results;

•
Cash flow hedge to protect against changes in cash flows attributable to a specific risk associated with a recognized asset or liability, or with a proposed transaction that is likely to take place, and which could affect the results; or

•	Net investment hedge in a foreign operating unit.

Upon the initial recognition of a hedge relationship, the Company makes a formal classification and documents the hedge relationship to which it intends to apply hedge accounting, and the purpose and risk management strategy used by Management for hedging purposes.

The documentation includes the identification of the hedge instrument, the item or transaction to which it applies, the nature of the risk hedged, details of the anticipated effectiveness of the hedge relationship and the way in which the Company will assess the effectiveness of the hedging instrument in offsetting the exposure to changes in the fair value of the hedged item or the cash flows related to it. In the case of cash flow hedges, a demonstration that the proposed transaction to be hedged is likely to take place, and the anticipated timing of transfer of gains or losses on the hedging instruments from  equity to the statement of income, are also included in the documentation of the hedge relationship.

It is expected that such hedges will be highly effective in offsetting changes in fair value or in cash flows, and they are assessed on an on-going basis to confirm that this is the case throughout all the base periods to which they apply.

Hedges that meet the criteria for hedge accounting are recorded as follows:

Cash flow hedge

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in OCI and accumulated in the hedging reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

The amount accumulated in equity is retained in OCI and reclassified to profit or loss in the same period or periods during which the hedged item affects profit or loss. When the hedged item is the cost of a non-financial asset or liability, the amounts in OCI are transferred to the initial carrying value of the non-financial asset or liability.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. If the forecast transaction is no longer expected to occur, then the amount accumulated in equity is reclassified to profit or loss.

The Company uses forward exchange contracts to protect against its exposure to exchange risk related to anticipated and highly probable future transactions and to firm commitments, and forward commodities contracts to protect against its exposure to volatility in commodity prices(Note 27).

RAÍZEN ENERGIA S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

d)	Cash and cash equivalents and restricted cash

Cash and cash equivalents include cash on hand, bank deposits and highly liquid investments, with maturities of 90 days or less from the acquisition date which are readily convertible into a known amount of cash and subject to insignificant risk of change in fair value.  The investments classified in this group, due to their nature, are measured at fair value through profit and loss.

Restricted cash corresponding to investments funds, type LFT, conducted with first class banks, which are maintained according to the BNDES financing, which redemption requires payment of certain parts of that financing.

e)	Trade accounts receivable

Trade accounts receivable are recorded at the invoiced amount and adjusted to present value, when applicable, net of allowance for doubtful accounts.

The Company writes off uncollectible trade receivables when collection efforts have been exhausted.  An allowance for doubtful accounts is determined through the aging of trade accounts receivable and assessment of collectability based on historical trends, the financial conditions of the Company’s customers and evaluations of economic conditions.

If the maturity date is less than one year, the accounts receivable are classified as current assets. Otherwise, they are classified as non-current assets.

f)	Inventories

Inventories are measured at the lower of cost or net realizable value based on the weighted average cost principle.

Finished goods and work in process costs comprise the project costs, raw material, direct labor, other direct costs and relevant direct production costs (based on usual production capacity), excluding the costs of loans.  The net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion plus any costs necessary to conclude the sale.

Sugarcane at the time of harvesting is considered to be an agricultural product and is measured at fair value, less selling expenses, based on the quantities harvested valued at the accumulated CONSECANA (Conselho dos Produtores de Cana-de-açúcar, Açúcar e Álcool do Estado de São Paulo) price for the corresponding month. The fair value of sugarcane harvested becomes the cost of raw materials used in the sugar and ethanol production process.

Provisions for slow moving or obsolete inventories are recorded when necessary.

g)	Investments in associates and joint ventures

The Company’s interests in equity-accounted investees comprise interests in associates and a joint ventures.

Associates are those entities in which the Company has significant influence, but not control or joint control, over the financial and operating policies. A joint venture is an arrangement in which the Company has joint control, whereby the Company has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities.

RAÍZEN ENERGIA S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

Interests in associates and the joint ventures are accounted for using the equity method. They are recognized initially at cost, which includes transaction costs.  In addition to initial recognition, the consolidated financial statements include the Company’s share of the profit or loss and OCI of equity-accounted investees, until the date on which significant influence or joint control ceases.

h)	Biological assets

In accordance with IAS 41, the Company recognizes biological assets (sugarcane plantations) when it controls these assets as a result of a past event, it is probable that their future economic benefits will flow to the Company and fair value can be reliably estimated.

The cane crop is measured at fair value, excluding the land on which it is planted, by the discounted cash flow method.

Harvesting generally begins in April of each year, and ends in November or December.

For sugarcane, the Company uses projected future cash flows according to the production cycle forecast for each harvest, taking into account the estimated useful life of each plantation, the prices for total recoverable sugar, estimated productivity and the estimated costs of production, harvesting, loading and transport for each hectare planted.

Changes in fair value from year to year are allocated to the cost of products sold.

Any land owned by the Company and its subsidiaries on which the biological assets are produced is classified as property, plant and equipment in the books.

i)	Property, plant and equipment

Items of property, plant and equipment are measured at cost of acquisition or construction, less accumulated depreciation and impairment losses, when applicable.

Cost includes expenditures that are directly attributable to the acquisition of an asset.  The costs of assets constructed by the Company includes material and direct labor costs and any other costs incurred to put the asset in place and condition to operate.  Borrowing costs are capitalized as a component of construction in progress, pursuant to IAS 23 using the weighted average interest rate of the Company’s debt at the date of capitalization.

The Company performs scheduled maintenance activities on their facilities on a yearly basis, usually, from January through March, for the purpose of inspecting and replacing components.  Primary maintenance costs include labor, materials, contractor costs and overhead expenses allocated during the inter-harvest season.  Costs are capitalized as parts and components, in property, plant and equipment, being fully amortized in the next harvest season.

The cost of equipment that need to be replaced every year is recorded as part of the equipment cost and depreciated over the next harvest season.  Regular maintenance costs are accounted as expenses when incurred since replaced components do not enhance crushing capacity nor introduce any improvements to equipment.

Depreciation is calculated to write off the cost of items of property, plant and equipment less their estimated residual values using the straight-line method over their estimated useful lives, and is generally recognized in profit or loss.

RAÍZEN ENERGIA S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

The estimated useful lives and the average annual rate of depreciation of property, plant and equipment are as follows:

Property, plant and equipment	Useful lives	Average annual rate

Buildings and improvements	25 years	4%
Machinery and equipment	22.83 years	4.38%
Furniture and fixtures	10 years	10%
IT equipment	5 years	20%
Vehicles, vessels and aircraft	10.05 years	9.95%

The Company opted not to value property, plant and equipment at deemed cost on the transition date to IFRS on April 1st, 2009.

The gains or losses from disposals are determined as the difference between the proceeds and the net carrying value and are recognized in “Other operating income, net” in the statement of income.

j)	Leasing

At inception of an arrangement, the Company determines whether the arrangement is or contains a lease.

Assets held by the Company under leases that transfer to the Company substantially all of the risks and rewards of ownership are classified as finance leases. The leased assets are measured initially at an amount equal to the lower of their fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the assets are accounted for in accordance with the accounting policy applicable to that asset.

Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Assets held under other leases are classified as operating leases and are not recognized in the Company’s statement of financial position.

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

k)	Intangible

i) Goodwill

Goodwill is the positive difference between the amount paid and/or payable for the acquisition of a business and the net amount of the fair value of the assets and liabilities of the subsidiary acquired. Goodwill on the acquisition of subsidiaries is recorded as an intangible asset.  If the acquisition involves a bargain purchase, the amount is registered as a gain in profit or loss on the acquisition date.

RAÍZEN ENERGIA S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

Subsequent to initial recognition, goodwill arising from the acquisition of subsidiaries is measured at cost less accumulated impairment losses.

Goodwill is tested for impairment annually.  For impairment testing, goodwill arising from a business combination is allocated to cash-generating units (“CGUs”) or groups of CGUs that are expected to benefit from the synergies of the combination.

ii) Intangible assets with defined useful lives

Other intangible assets that are acquired by the Group and have finite useful lives are measured at cost less accumulated amortization and any accumulated impairment losses.

Amortization is calculated to write off the cost of intangible assets less their estimated residual values using the straight-line method over their estimated useful lives, and is generally recognized in profit or loss.  Goodwill is not amortized.

The estimated useful lives and the average annual rate of amortization are as follows:

Intangible asset	Useful lives	Average annual rate

Software licenses	5 years	20%
Land lease agreements	11.11 years	9%
Sugarcane supply agreements	10 years	10%
Right to use public concessions	5 years	20%
Others	2.63 years	38%

Amortization methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

l)	Impairment of non-financial assets

At each reporting date, the Company reviews the carrying amounts of its non-financial assets (other than biological assets, inventories and deferred tax assets) to determine whether there is any indication of impairment.  If any such indication exists, then the asset’s recoverable amount is estimated.  Goodwill is tested annually for impairment.

For impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Goodwill arising from a business combination is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell.  Value in use is based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount.

RAÍZEN ENERGIA S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

Impairment losses are recognized in profit or loss. They are allocated first to reduce the carrying amount of any goodwill allocated to the CGU, and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis.

An impairment loss in respect of goodwill is not reversed. For other assets, an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

As of March 31, 2014, 2013 and 2012, the Company has not identified any indications of impairment in property, plant and equipment.

m)	Provisions

Provisions are recognized when the Company has a present obligation, formalized or not, as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and its amount can be reliably estimated.

Provision for tax, civil and labor risks

The Company is party to various lawsuits, including, tax, labor and civil claims. The assessment of the likelihood of an unfavorable outcome in these lawsuits includes the analysis of the available evidence, the hierarchy of the laws, available former court decisions, the most recent court decisions and their importance to the Brazilian legal system, as well as the opinion of external legal counsel.  The provisions are reviewed and adjusted to reflect changes of circumstances, such as applicable statutes of limitations, conclusions of tax inspections or additional exposures identified based on new claims or court decisions.

n)	Employee benefits

The Company has a defined contribution plan to provide a supplementary private pension for all of its employees.  The Company has no legal or constructive liability for the payment of additional contributions in the event that the fund does not hold sufficient assets to pay all the benefits due.

The Company recognizes a liability and a profit sharing expense on the basis of a system that takes pre-assigned targets for its employees into account. The Company records a provision when it is contractually liable, or when there is a precedent that has created a constructive obligation.

o)	Income taxes

Income tax expense comprises current and deferred tax. It is recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in OCI.

(i) Current tax

Current tax comprises the expected tax payable or receivable on the taxable income or loss for the year and any adjustment to tax payable or receivable in respect of previous years. It is measured using tax rates enacted or substantively enacted at the reporting date. Current tax also includes any tax arising from dividends.

Income taxes in Brazil, are comprised of corporate income tax (“IRPJ”) and social contribution (“CSLL”), which are calculated monthly on taxable income, at the rate of 15% plus 10% surtax for IRPJ, and 9% for CSLL, considering the offset of tax loss carryforwards, up to the limit of 30% of annual taxable income.

RAÍZEN ENERGIA S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

The income from foreign subsidiaries is subject to taxation of their jurisdictions, pursuant to the local tax rates and legislation.

Management periodically assesses the positions taken by the Company in calculating income tax in situations where the applicable tax regulations are open to interpretation, and makes provisions, when appropriate, based on the estimated amounts payable to the tax authorities.

(ii) Deferred tax

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Deferred tax is not recognized for:

•	Temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;

•
Temporary differences related to investments in subsidiaries, associates and joint arrangements to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future; and

•	Taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on tax rates enacted or substantively enacted at the reporting date.

The measurement of deferred tax reflects the tax consequences that would follow from the manner in which the Company expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities. For this purpose, the carrying amount of investment property measured at fair value is presumed to be recovered through sale, and the Company has not rebutted this presumption.

p)	Capital and shareholders’ compensation

Capital corresponds to the value obtained in the issuance of common and preferred shares. Additional costs directly attributable to the issuance of shares are recognized as a deduction from equity, net of taxes effects.

Class A preferred shares, like common shares, entitles the holder to one vote on resolutions at the Company general meetings, and to a fixed annual dividend of R$ 0.01 (one cent).

Class B and C preferred comprise shares issued by the Company intended as reimbursement for assets, represented mainly by tax benefits to be used by the Company contributed by the shareholders Cosan and Shell.  The Company redeems the preferred shares as the tax benefits are used.

RAÍZEN ENERGIA S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

The declaration of dividends and interest on shareholders’ equity made by the Company’s Management, to the extent of the mandatory minimum dividend, is recorded in current liabilities, as it represents a legal obligation provided for in the Company’s bylaws.  Dividends that exceed the mandatory minimum dividend, declared by management before the reporting date, not yet approved by the shareholders, is recorded as an additional dividend proposed in shareholders’ equity.

For financial statement presentation purposes, interest on shareholders’ equity is recorded as an allocation of income directly in shareholders’ equity.

q)	Segment Information

An operating segment is a component of the Company that carries out business activities from which it generates revenues and incurs expenses, including revenues and expenses arising from intercompany transactions.  The operating segments reflect how the Company’s management reviews financial information to make decisions.

The Company has a single business segment: Ethanol, Sugar and Bioenergy, as indicated in Note 23.

r)	Earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to the holders of common shares of the Company by the weighted average number of common shares outstanding during the year.

Diluted earnings per share is calculated by dividing the net profit attributable to the holders of common shares of the Company by the weighted average number of common shares during the year, after adjustment for the effects of all dilutive potential common shares.

2.4	Adoption of new IFRS and IFRIC Interpretations (International Financial Reporting Interpretations Committee) applicable to the consolidated financial statements.

New accounting pronouncements of the IASB and interpretations of the IFRIC have been published and/or revised. The most relevant of these for the Company are the following:

•	IFRS 9 - Financial Instruments - Classification and Measurement

IFRS 9 deals with the classification, measurement and recognition of financial assets and liabilities. IFRS 9 was issued in November 2009 and October 2010, and substitutes parts of IAS 39 relating to the classification and measurement of financial instruments. IFRS 9 requires that financial assets be classified in two categories: measured at fair value and measured at amortized cost. The category is determined at the time of initial recognition. The classification depends on the entity's business model and the contractual characteristics of the cash flow of the financial instruments. The standard maintains most of the requirements of IAS 39 in respect of financial liabilities.  The main change is that in cases where the fair value option is adopted for financial liabilities, the portion of change in fair value that is due to the credit risk of the entity itself is registered in other comprehensive income instead of in the statement of income, except when this results in an accounting mismatch. The Company is assessing the impact of IFRS 9. The standard is applicable to reporting periods beginning on or after January 1, 2015.

RAÍZEN ENERGIA S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

•	IFRS 15 - Revenue from Contracts with Customers

On May 28, 2014, was issued the IFRS 15 – Revenue from Contracts with Customers which outlines a single comprehensive model of accounting for revenue arising from contracts with customers and supersedes current revenue recognition guidance, which is found currently across several standards and Interpretations within IFRSs. The core principle is that an entity recognizes revenue to reflect the transfer of goods or services, measured as the amount to which the entity expects to be entitled in exchange for those goods or services. However, the new Standard does not apply to transactions that are instead within the scope of leasing standard.

The new standard is effective for reporting periods beginning on or after January 1st, 2017, with earlier application permitted. Entities can choose to apply the Standard retrospectively our use a modified approach in the year of application. The Company is evaluating the impact of this new standard on the financial statements.

•	IAS 16 - Property, Plant and Equipment and IAS 41 - Agriculture

The IASB published amendments to IAS 16 - Property, Plant and Equipment and IAS 41 - Agriculture, which directs that for bearer plants, the accounting recognition will be accounted for by the value of training and not at fair value except as to the then existing balance biological assets. Thus, the planting of cane sugar will be valued at their cost of training, but the plant cane, standing at the reporting date, will be valued at fair value. The new rule shall be required in fiscal years beginning on January 1st, 2017 and the IFRS early adoption is permitted. However, in Brazil, the CPC and others regulatory bodies (such as the CVM) has not commented the changes in the corresponding CPC’s or the permission or not for the early adoption. The Company is evaluating the impact of these changes on its financial statements.

•	IFRIC 21 – Levies

In May 2013, the IASB issued IFRIC 21, which provides guidance on when an entity should recognize a liability for a levy in accordance with laws and/or regulations in its financial statements, except for income taxes.  The obligation should only be recognized when the event that triggers such obligation occurs.  IFRIC 21 is an interpretation of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets. IAS 37 establishes criteria for the recognition of a liability, one of which is the requirement that the Company has a present obligation as a result of a past event, known as the obligating event.  IFRIC 21 is effective for fiscal years ending on or after January 1st, 2014.  The Company does not expect the adoption of IFRIC 21 to have a material impact on its consolidated financial statements.

There are no other IFRS standards or IFRIC interpretations that have been issued and not yet adopted that might, in the opinion of Management, have a significant impact on the results or the equity disclosed by the Company.

RAÍZEN ENERGIA S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

3.	Cash and cash equivalents

	2014	2013

Cash and banks	183,671	84,377
Cash in foreign currency	10,350	272,546
Financial investments:
Investment fund (1)	545,988	1,246,537
Certificates of Deposit (2)	1,029,195	154,642
Other investments	1,811	1,399

	1,771,015	1,759,501

(1)
Investment fund comprises of an investment in a fixed income fund managed by a highly-rated financial institution, operating on the basis of units with daily earnings.  As of March 31, 2014, the average return on this fund was 100.9% (100.8%% in 2013) of the Interbank Deposit Certificate (“CDI”).

(2)
These are financial investments in Bank Deposit Certificate (“CDB-type”) fixed income securities and repurchase agreements, with highly-rated financial institutions, remunerated at an average rate of 102.1% of the CDI  (102.2% in 2013), available for immediate redemption.

4.	Restricted cash

	2014	2013

Financial investments related to financing (1)	71,088	66,261
Financial investments related to transactions with derivatives (2)	61,826	51,636
Derivatives margins (3)	118,889	-

	251,803	117,897

(1)
These are financial investments such as Financial Treasury Bills (LFT) with highly-rated financial institutions, which are held pursuant to collateral requirements of financing from Banco Nacional do Desenvolvimento (“BNDES”), with redemption being conditional on the repayment of specific installments of this financing.

(2)	These are financial investments such as CDB, with highly-rated financial institutions, used in derivate instruments transactions.

(3)	The derivatives margins refers to derivatives margin calls from counter parties (Note 27).

RAÍZEN ENERGIA S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

5.	Trade accounts receivable

	2014	2013

Domestic customers	216,827	229,279
Foreign customers	162,557	173,235
(-) Allowance for doubtful accounts	(23,380)	(24,353)

	356,004	378,161

The maximum exposure to credit risk as of the balance sheet date is the carrying value of each class of trade account receivables.  The Company does not hold securities as guarantees to trade accounts receivable.

The aging of trade accounts receivable is as follows:

	2014	2013

Current	329,604	282,499
Overdue:
01 to 30 days	18,788	74,975
31 to 90 days	7,201	11,217
91 to 180 days	-	3,579
More than 180 days	23,791	30,244

	49,780	120,015

	379,384	402,514

The rollforward of allowance for doubtful accounts is presented below:

As of June 1st, 2011	-

Capital contributed upon formation of the JV	(13,232)
Additions	(14,395)
Reversals	1,238
Write-offs	3,140

As of March 31, 2012	(23,249)

Additions	(1,104)

As of March 31, 2013	(24,353)
Additions	(323)
Reversals	1,296

As of March 31, 2014	(23,380)

RAÍZEN ENERGIA S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

6.	Recoverable taxes

	2014	2013

ICMS (Value-added Tax on Sales and Services)	103,371	132,048
COFINS (Social Contribution Tax)	42,139	74,559
PIS (Employees' Profit Participation Program)	22,156	26,509
Others	4,436	16,377

	172,102	249,493
Current	(145,903)	(207,987)

Non-current	26,199	41,506

The balance of taxes recoverable arises from trading operations and from advances, adjusted to present value when applicable (credits on purchases of property, plant and equipment).

ICMS credits on purchases of property, plant and equipment are offset against tax payable in accordance with corresponding tax legislation.

7.	Inventories

	2014	2013
Finished goods:
Sugar	49,743	62,204
Ethanol	238,443	128,845
Work in process	6,078	7,462
Fair value of the sugarcane harvested	(8,443)	(2,725)
Spare parts and maintenance materials	172,642	182,915
Provision for obsolescence	(9,769)	(9,351)

	448,694	369,350

The cost of inventories recognized in the consolidated statement of income as Cost of sales was R$ 7,542,579 in 2014 (R$ 6,698,108 in 2013).

As of March 31, 2014, the balance of inventories includes depreciation and amortization amounting to R$ 60,305 (R$ 59,250 in 2013).

The agricultural goods refers to the sugar cane harvested measured at fair value less selling expenses. The amount is determined by the amount harvested, valued by the price of Total Recoverable Sugar (“ATR”) issued by CONSECANA. The fair value of sugar cane harvested becomes the cost of raw materials used in the agricultural process, and is amortized to the extent that the inventory is sold.

The increase of finished goods is due to higher volume of the sugar cane being harvested. The inventory will be substantially sold during the off-season.

RAÍZEN ENERGIA S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

The rollforward of the provision for obsolescence of inventory is presented below:

June 1st, 2011	-

Capital contributed upon formation of the JV	(14,721)
Reversal	7,250

March 31, 2012	(7,471)

Provision	(1,880)

March 31, 2013	(9,351)

Provision	(673)
Reversal	255

March 31, 2014	(9,769)

As of March 31, 2014, the reversal of provisions was the result of an internal review carried out by the Company’s management of the criteria for calculating the provision, with changes in the term for classifying items as slow-moving, to better reflect the Company's operations.

8.	Advances to suppliers

	2014	2013

Sugarcane	248,463	276,945
Material and services	972	4,035
Allowance for losses	(18,343)	(17,593)
	231,092	263,387

Current	(209,251)	(233,676)

Non-current	21,841	29,711

Advances to sugarcane suppliers represent amounts paid upon signing agreements or amendments. It is amortized when the sugarcane supplies are received. According to the amount of sugarcane to be delivered by the suppliers’ estimate, the balances will be settled over a period of 12 harvests.

The allowance for losses is comprised of advances paid for which the Company does not expect the settlement of the contract by supplier.

RAÍZEN ENERGIA S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

9.	Other financial assets

	2014	2013

Credits from action for damages (1)	469,580	366,845
National Treasury Certificate - CTN (2)	434,366	360,376
Others	1	-

	903,947	727,221

Current	(13,267)	-
Non-current	890,680	727,221

(1)
On February 28, 2007, the Company recognized a gain of R$ 318,358, related to a lawsuit filed by a subsidiary against the federal government claiming indemnification for damages, since prices of its products at the time in the sector were subject to government control, imposed not observing the prevailing reality of the sector (created by government control itself).  A final decision in favor of the Company was handed down. The gain was recorded in profit or loss for the year, against non-current assets in "Other financial assets".

In December 2013, the Company recognized a new award related to a favorable decision obtained in a lawsuit filed against the federal government  of R$ 122,127.

On January 15, 2014 the Company received R$ 32,391 from the federal government, which was reimbursed to Cosan.

As of March 31, 2014 the balance receivable from the federal government in relation to this lawsuit was R$ 13,267 and R$ 79,600 classified as current and non-current assets, respectively.

The claim was not recognized within the net assets contributed by Cosan to Raízen Energia at the time of the JV formation; therefore, upon recognition of the assets, the Company recognized a Related Party liability in the same amount as the amount must be repaid to Cosan (Note 10).

(2)
Corresponding to government securities, issued by the Brazilian Treasury under the Special Agricultural Securitization Program ("PESA"), for an original term of 20 years, given in guarantee of the PESA financing program (Note 16).  The yield on these securities is 12% per annum, adjusted annually by the price index (“IGPM”), which may be capitalized. The value of these securities at maturity will be equal to the principal amount of the PESA debt owed. If the debt is repaid early, the Company may hold it in treasury until maturity or apply for redemption.

RAÍZEN ENERGIA S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

10.	Related parties

a)	Summary of balances and transactions with related parties

	2014	2013
Assets
Cosan S.A. Indústria e Comércio (2)	964,408	1,040,815
Raízen Combustíveis S.A. (3)	536,667	541,033
Nova America Agrícola Caarapó Ltda.(8)	34,480	-
Agroterenas S.A. (8)	11,894	-
Cosan Lubrificantes e Especialidades S.A.	3,900	2,147
Shell Western Supply and Trading (4)	-	56,159
Shell Brazil Holding B.V. (5)	-	167,360
Others	12,482	17,855

	1,563,831	1,825,369

Current assets	(192,574)	(335,647)

Non-current assets	1,371,257	1,489,722

	2014	2013
Liabilities
Cosan S.A. Indústria e Comércio (2)	931,050	882,164
Raízen Combustíveis S.A.(3)	56,777	816,874
Agroterenas S.A. (8)	7,693	3,488
Nova América Agrícola Ltda (8)	6,174	2,702
Shell Brazil Holding B.V. (5)	3,538	3,538
Nova América Agrícola Caarapó Ltda. (8)	3,466	2,490
Others	15,697	22,423

	1,024,395	1,733,679

Current liabilities	(127,370)	(863,311)

Non-current liabilities	897,025	870,368

	2014	2013	Ten-month period ended March 31, 2012
Sale of products
Docelar Alimentos e Bebidas S.A. (i)	-	318,696	502,026
Raízen Combustíveis S.A. (2)	1,534,355	562,765	658,970
Vertical UK	-	-	133,784
Shell Western Supply and Trading (3)	248,294	347,254	-
Others	1,458	2,078	862

	1,784,107	1,230,793	1,295,642
Purchase of products
Grupo Rumo (ii)	(362,023)	(292,051)	(220,694)
Raízen Combustíveis S.A. (2)	(413,646)	(358,531)	(255,305)
Vertical UK	-	-	(55,158)
Agroterenas S.A.	(166,669)	(163,253)	(129,221)
Nova América Agrícola Caarapó Ltda.	(80,637)	(98,102)	(87,477)
Nova América Agrícola Ltda.	(139,346)	(140,943)	(120,935)
Others	(22,025)	(6,713)	(9,923)

	(1,184,346)	(1,059,593)	(878,713)

RAÍZEN ENERGIA S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

(Continued)
	2014	2013	Ten-month period ended March 31, 2012

Recharge of shared expenses
Raízen Combustíveis S.A. (2)	116,568	104,195	41,590
Grupo Rumo (ii)	5,723	5,765	4,579
Cosan Lubrificantes e Especialidades S.A.	4,929	4,928	-
Cosan Indústria e Comércio (1)	4,247	-	7,045
Docelar Alimentos e Bebidas S.A. (i)	-	2,646	4,601
Others	1,705	1,364	2,598
	133,172	118,898	60,413
Lease of land
Grupo Aguassanta (iii)	(28,627)	(36,523)	(22,671)
Grupo Cosan		-	(14,431)
Grupo Radar (iv)	(54,945)	(52,558)	(35,462)

	(83,572)	(89,081)	(72,564)
Finance income (costs)
Cosan S.A. Indústria e Comércio (1)	-	-	(25,980)
Ispagnac Combustiveis S.A.	-	-	297,467
Raízen Combustíveis S.A. (2)	33,362	(7,711)	(47,217)
Agroterenas S.A. (5)	894	-	-
Nova América Agrícola Caarapó Ltda. (5)	1,481	-	-
Shell Brazil Holding B.V. (4)	12.516	-	-
Shell Finance B.V.	(4.361)	-	-
Others	1,945	(89)	(105)

	45,837	(7,800)	224,165

Total	695,198	193,217	628,943

(i)	Docelar Alimentos e Bebidas S.A. refers to commercial transactions which occurred through October 2012, when the Company was controlled by Cosan, and then was sold to third parties.

(ii)	Grupo Rumo refers to rail road and shipment operations made through the following companies: Rumo Logística Operadora Multimodal S.A. and Logispot Armazéns Gerais S.A..

(iii)
Grupo Aguassanta represents lands leased for sugar cane harvest from  the following entities: Aguassanta Agrícola Ltda., Aguassanta Participações S.A., Aguapar Agrícola Ltda, Palermo Agrícola S.A. e Vila Santa Empreendimentos Imobiliários Ltda.

(iv)
Grupo Radar represents lands leased for sugar cane harvest from  the following entities: Radar Propriedades Agrícolas S.A., Nova Agrícola Ponte Alta S.A., Nova Amaralina S.A., Proud Participações S.A. e Bioinvestments Negócios S.A..

(1)	Cosan S.A. Indústria e Comércio

The amount recorded in consolidated current assets refers to payments or payable for the formation of the JV, which are reimbursable in full, as follows: i) reimbursement of payment in installments of tax refinnacings (Refis IV), of R$ 65,326 (R$ 52,117 in 2013) (Note 17); ii) reimbursement of legal and administrative expenses of R$ 8,804 (R$ 21,690 in 2013); iii) reimbursement of costs of judicial deposits amounting to R$ 31,012 (R$ 38,350 in 2013); iv) reimbursement of expenses of legal claims  of R$ 13,408 (R$ 21,804 in 2013); and v) reimbursement of expenses of Health, Safety and the Environment ("SSMA") and other costs of R$ 1,021 (R$ 8,827 in 2013).

On February 7, 2014, the Company’s’ shareholders discussed and  approved the capital increase  of R$ 8,427, through the issuance of 7,818,300 new Class B preferred shares fully subscribed by Cosan, and to be paid on the next fiscal year (Note 21.a).

RAÍZEN ENERGIA S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

The capital increase  of R$ 7,927 (Note 21.a) was received in full in the year ended  March 31, 2014.

In addition, the remaining balance receivable from Cosan represents debit notes for shared expenses of R$ 7,124 (R$ 8,760 in 2013).

The amount registered in consolidated non-current assets refers to liabilities of the Company before the JV was formed, which are to be fully reimbursed by Cosan, when paid, and which represent: i) provisions for legal claims of R$ 196,958  (R$ 248,040 in 2013) (Note 19); ii) installments of tax debts payable, especially Refis IV, of R$ 632,218 (R$ 589,001 in 2013) (Note 17); and iii) other reimbursable liabilities of R$ 110 (R$ 278 in 2013).

In March 31, 2014, the Company reversed the provision of legal fees related to action for indemnity, with no impact on the consolidated income statement, of R$ 44,765 (R$ 44,021 in 2013) as management understands that the liability is a Cosan obligation.

The amount of R$ 36,631 in consolidated current liabilities refers to a payment received from Destivale  of R$ 13,267 (Note 9) regarding an action for indemnity which must be reimbursed to Cosan.  The residual amount of R$ 23,364 (R$ 14,402 in 2013) corresponds to debit notes and financial transfers arising from the formation of the JV.

The amount registered in consolidated non-current liabilities refers to credits from actions for damages and judicial deposits of R$ 456,313 (R$ 366,845 in 2013) (Note 9) and R$ 177,368 (R$ 177,815 in 2013) (Note 19), respectively, existing before the JV was formed, which are to be reimbursed to Cosan when realized, since Cosan did not contribute these credits to the formation of the JV.

Preferred shares – Cosan

The Company also has recorded in non-current liabilities, the amount of tax benefits to be reimbursed to Cosan, when effectively used by the Company, totaling R$ 389,979, representing the balances of tax losses and negative base for social contribution, and tax benefits on the amortization of goodwill, transferred to the Company when REPSA was merged (Notes 1 and 21.a).  Payment is to be made by an exclusive dividend distribution to the holders of Class B preferred shares. Currently, only Cosan holds this class of shares.

On February 28, 2013, the Company made an interim distribution of dividends amounting to R$ 8,873.

On March 31, 2013, the Company proposed to pay an additional sum of R$ 58,004 to holders of Class B preferred shares, making a total for the year of R$ 66,877, corresponding to the partial use of the tax benefit contributed by Cosan when the JV was formed.

On July 19, 2013, the shareholders approved additional preferred shares payment of R$ 6,916. On July 29, 2013, Company paid R$ 64,920 related to the preferred shares.

On March 31, 2014, the Company proposed to pay dividend distribution to the holders of Class B preferred shares  of R$ 43,636, corresponding to the partial used of tax benefit during the fiscal year.

As of March 31, 2014, the Company reviewed the balance of preferred shares outstanding, and determined the reversal of R$ 11,812 of the obligation with Cosan. Therefore, the remaining balance of Class B preferred shares payable to Cosan on March 31, 2014 is R$ 260,738 (R$ 323,102 in 2013).

RAÍZEN ENERGIA S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

Summary of balances to be reimbursed to and collected from shareholder Cosan

When the JV was formed, it was agreed that Cosan should reimburse some assets and repay some liabilities which were previously in existence, at the time that they were actually realized or settled. As of March 31, 2014 and 2013, these balances are presented in the balance sheet under the following classifications:

	2014	2013

Current assets
Other financial assets (Note 9)	13,267	-

Non-current assets
Judicial deposits (Note 19)	177,368	177,815
Other financial assets (Note 9)	456,313	366,845

	633,681	544,660

Total assets	646,948	544,660

Current liabilities
Taxes payable (Note 17)	65,326	52,117

	65,326	52,117

Non-current liabilities
Taxes payable (Note 17)	632,218	589,001
Provision for judicial demands	196,958	248,040
Other obligations	-	44,021

	829,176	881,062

Total liabilities	894,502	933,179

(2)	Raízen Combustíveis S.A. ("RCSA")

RCSA refers to the financial operations of the Raízen Combustíveis S.A. and its subsidiaries Petróleo Sabba S.A., Raízen Mime Combustíveis S.A., Blueway Trading Importações e Exportações, and Raízen Fuels Finance Ltda.

On March 31, 2014, the amount registered in consolidated current assets is mainly related to: (i) debit notes for overhead expenses shared between the companies of 16,920 (R$ 18,889 in 2013); (ii) receivables from ethanol sales for R$ 23,720 (R$ 80,370 in 2013), and (iii) interest related to advance an export payment agreement due in 2015 of R$ 430 (R$ 392 in 2013).

In addition, the amount in consolidated non-current assets on March 31, 2014, is related to advance an export payment agreement  of US$ 219 million, to be settled on September 7, 2015. The agreement has quarterly payments LIBOR plus annual interest of 1.5% which results in a weighted average rate of 1.73% a year (1.78% in 2013).

At March 31, 2014, R$ 56,777 (R$ 816,874 in 2013) registered in consolidated current liabilities corresponds mainly to: (i) funds received by the Company due to the cash management agreement  of R$ 53,160 (R$ 811,289 in 2013), substantially paid the amount owed to RCSA during the year ended on March 31, 2014, (ii) ethanol commerce  of R$ 3,441 (R$ 5,390 in 2013); and (iii) debit notes for overhead expenses shared between the companies  of R$ 176 (R$ 195 in 2013).

The Company incurred net financial expenses from cash management funds in the amount of R$ 30,172 (R$ 60,120 and R$ 47,217 in 2013 and 2012, respectively).

RAÍZEN ENERGIA S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

(3)	Shell Western Supply and Trading

Corresponds to sale of ethanol received in full on March 31, 2014.

(4)	Shell Brazil Holding B.V.

The amount recorded as noncurrent assets relates to the right of the Company to receive shares issued by Iogen, a Canadian company. When the JV was formed, these shares were valued at US$ 109 million, according to a report dated May 31, 2011, issued by an independent specialist company.  As of March 31, 2014, the Company recognized as financial income the amount of R$ 12,516 related to the share fair value variance.

On October 15, 2013, the Company received the 50% of common shares of Iogen from Shell. As the carrying amount of Iogen equity is less than zero, Raízen Energia has not accounted for its share of losses due to the fact that the Company does not have an obligation to fund Iogen operations or make payments on behalf of the JV. The excess of the consideration paid for RESA’s share of the underlying net assets  of R$ 179,876 was recorded as an intangible asset, reflecting the technology to which RESA will have access (Note 14).

Preferred shares – Shell

Due to the Ispagnac Participação  Ltda. (“IPL”) net assets merged into REPSA and, subsequently, merged into Raízen Energia on November 30, 2012, the Company issued preferred Class C shares which will guarantee exclusive dividends to Shell  of R$ 3,538 from tax benefits and cash equivalents that was part of IPL net assets. The amounts of R$ 932 and R$ 2,606 are recorded as current and noncurrent liabilities, respectively.

(5)	Nova América Agrícola Caarapó Ltda, Nova América Agrícola Ltda. e Agroterenas S.A.

Amounts receivable from these entities mostly comprise advances paid to finance biological asset planting costs, and amounts payable are for purchases fo sugarcane. Advances accrue interest income at 100% of the CDI benchmark interest rate. In the year ended March 31, 2014, interest income of R$ 2,375 was recognized in respect of these advances. Prices for the purchase of sugarcane are linked to price of Total Recoverable Sugar (ATR) issued by CONSECANA.

b)	Officers and members of the Board of Directors

The total remuneration and benefits paid to management´s key personnel include the directors and officers, members of the executive committee, are as follows:

	2014	2013	Ten- month period ended March 31, 2012

Salary	37,743	34,858	12,585
Bonuses and other variable compensation	31,803	27,635	13,451

Total compensation	69,546	62,493	26,036

RAÍZEN ENERGIA S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

The Company shares its corporate, managerial and operating structure and costs with its related party RCSA. Most management positions are held by employees of the Company.  As a result, on March 31, 2014, RCSA reimbursed the Company for all the shared corporate costs, including key personnel and other management employees, for R$ 54,868 (R$ 41,706 and  R$ 10,098 in 2013 and ten month period ended March 31, 2012, respectively).

RAÍZEN ENERGIA S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

11	Investments in associates and joint-ventures

a)	Investment analysis

	Investments (1)							Equity accounting
	Country	Business	Number of shares/quotas of investee (2)	Number of shares/quotas of investing company (2)	Percentage interest	2014	2013	2014	2013	Ten-month period ended March 31, 2012

Carrying value
Centro de Tecnologia Canavieira S.A. (4)	Brazil	R&D	634,391	147,978	23.33%	35,977	76,720	(3,645)	-	-
Codexis Inc.	Brazil	R&D	38,156,100	5,582,237	14.63%	13,734	29,912	(14,225)	(4,933)	(2,172)
Logum Logística S.A.	Brazil	Logistics	430,559,443	86,111,888	20.00%	49,496	39,281	(16,385)	(12,182)	(6,838)
Uniduto Logística S.A.	Brazil	Logistics	135,545,174	62,995,557	46.48%	20,285	14,040	(179)	(1,240)	(1,934)
Other investments (5)	Brazil	-	-	-	-	-	23,900		-	-

Subtotal						119,492	183,853	(34,434)	(18,355)	(10,944)

Goodwill on investment
Codexis Inc. (7)						-	78,164	-	-	-
Uniduto Logística S.A. (6)						5,676	5,472	-	-	-
Centro de Tecnologia Canavieira S.A. (6)						37,098		-

						42,774	83,636	-	-	-

Total investment						162,266	267,489	(34,434)	(18,355)	(10,944)

Provision for unsecured liabilities of subsidiaries and affiliated companies (3)
Unimodal Ltda.	Brasil	Logistics	2,697	1,980	73,41%	(2,642)	(2,720)	(1)	(90)	(765)
Others	Brazil	-	-	-	-	-	-	-	(79)	(131)

Total provision for unsecured liabilities						(2,642)	(2,720)	(1)	(169)	(896)
								(34,435)	(18,524)	(11,840)

1) Investments measured by the equity method; 2) Shares/quotes in units; 3) Classified in non-current liabilities; 4) On March 31, 2013 the balance includes advance to purchase additional shares for R$ 51,161; 5) On March 31, 2013, the balance includes share purchase commitment amounting to R$23,900 made by subsidiary Curupay to acquire TEAS shares representing 33.33% of its capital stock;6) Goodwill on the acquisition of shares;  and 7) Amount reclassified to Intangible Assets (Note 14).

RAÍZEN ENERGIA S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

The rollforward of investments in associates and joint-venture is as follows:

Balance on March 31, 2012	169,912

Equity accounting	(22,938)
Additions to investment (11.c)	102,346
Goodwill on investment	1,894
Others	16,275

Balance on March 31, 2013	267,489

Equity accounting	(34,434)
Additions to investment (11.c)	33,228
Write-offs	(23,900)
Transfers to intangible assets (Note 14)	(61,629)
Others	(18,488)

Balance on March 31, 2014	162,266

The rollforward for the provision for unsecured liabilities in subsidiaries and affiliates is as follows:

Balance on March 31, 2012	(2,551)

Equity accounting	(169)

Balance on March 31, 2013	(2,720)

Equity accounting	(1)
Write-offs	79

Balance on March 31, 2014	(2,642)

b)	Summarized financial information of associates and joint-ventures

•	As of March 31, 2014

	Logum Logística S.A. (1)/(2)	Uniduto Logística Ltda. (1)/(2)	Codexis, Inc. (1)/(2)	Centro de Tecnologia Canavieira S.A. (2)	Unimodal Ltda.	Iogen Energy Corporation (3)

Assets	1,752,011	43,650	137,839	271,262	1	45,765
Liabilities	(1,504,533)	(9)	(40,661)	(117,387)	(3,603)	(231,162)

Shareholders’ equity	247,478	43,641	97,178	153,875	(3,602)	(185,397)

Net operating revenue	3,500	-	68,913	56,875	-	-
Loss for the year	(117,148)	(395)	(89,165)	(910)	-	(1,904)

(1)	Associates with December 31 fiscal year-end.

(2)
The determination of significant influence in these companies was made on the basis that the Company has the right to appoint key personnel to manage them, as well as the right to decide on significant strategic and operational matters.

(3)	Joint venture with August 31 fiscal year-end.

RAÍZEN ENERGIA S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

•	As of March 31, 2013

	Logum Logística S.A. (1)/(2)	Uniduto Logística Ltda. (1)/(2)	Codexis, Inc. (1)/(2)	Centro de Tecnologia Canavieira S.A. (2)	Unimodal Ltda.

Assets	1,083,020	30,558	201,310	216,910	4
Liabilities	(886,615)	(24)	(43,347)	(56,859)	(3,605)

Shareholders’ equity	196,405	30,534	157,963	160,051	(3,601)

Net operating revenue	-	-	177,521	42,635	-
Loss for the year	(57,013)	(482)	(62,037)	(2,490)	(123)
(1)	Associates with December 31 fiscal year-end.

(2)
The determination of significant influence in these companies was made on the basis that the Company has the right to appoint key personnel to manage them, as well as the right to decide on significant strategic and operational matters.

c)	Business Combinations

i) Costa Rica Canavieira Ltda. ("Costa Rica")

On June 28, 2012, Raízen Energia acquired all the shares of Costa Rica, for R$ 115,000, as follows: i) R$ 100,000 paid in cash and ii) conditional payment of up to R$15,000, depending on the fulfillment of specified terms of the agreement. This acquisition was made to increase the supply of sugarcane and to achieve synergies in existing Company operations.

On July 6, 2012, the Company paid R$ 8,435 to settle the conditional payment.  Thus upon completion of the transaction, the amount paid for the acquisition of Costa Rica totaled R$ 108,435.

In the year ended March 31, 2014, the purchase price allocation was concluded, based on the fair value of assets acquired and liabilities assumed as follows:

Total

Biological assets	20,827
Lease agreements for land	9,375
Supply contracts for cane	20,847
Deferred taxes on appreciation of assets	(17,357)

33,692
Consideration transferred, net of cash received	108,434

Preliminary goodwill	74,742

Net effect of the sale of contractual rights of leases of land (i)	(17,573)

Final goodwill	57,169

The main differences between the preliminary and final goodwill are presented below:

Description	Total

Biological assets	20,827
Land leasing agreements	9,375
Partnership agricultural agreements (i)	19,730
49,932
Consideration transferred, net of cash acquired	108,434

Preliminary goodwill	58,502
Sugarcane supply agreements	(1,117)
Deferred taxes on appreciation of assets	17.357
Net effect of the sale of contractual rights of leases of land	(17,573)

Final goodwill	57,169

(i)	On September 26, 2012, RESA sold to São Martinho S.A. rights of certain agricultural agreements, acquired through a business combination with Costa Rica, for R$ 19,730.

RAÍZEN ENERGIA S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

ii) Acquisition of Cerrado ("Cerrado")

On December 17, 2013, Raízen Energia acquired all outstanding shares of Cerrado for R$ 47,500 plus a prepayment of R$ 1,403 to suppliers as an advance for 2014/2015 harvest expenses. The acquisition was made to increase the sugar cane offer and the expected synergies arising from existing operation of the Company. The net assets of Cerrado was merged into Raízen Energia on January, 2014, and the Company recognized the amount of R$ 3,677 (Note 12) as fair value of biological assets

Raízen Energia is analyzing the purchase price allocation which is expected to be concluded by December, 2014. As a result of Cerrado’s acquisition, the Company registered preliminary goodwill of R$ 33,663 (Note 14).

Description	Total

Biological assets	15,240
Consideration transferred, net of cash received	48,903

Goodwill	33,663

Cerrado was merged into the Company on January 29, 2014.

d)	Transactions in 2014 and 2013

i)	Centro de Tecnologia Canavieira S.A. (“CTC”)

On January 7, 2013, under a private agreement for the purchase and sale of shares entered into with Cosan, Raízen Energia purchased 73,102 of CTC shares, representing a 11.52% stake, for R$ 51,161.  On April 24, 2013, the share acquisition was approved, without restriction, by the Administrative Economic Defense Council (Conselho Administrativo de Defesa Econômica or CADE). Now, the Company owns 23.33% of the capital shares, and has recognized goodwill  of R$ 37,098.

ii)	Logum Logística S.A. ("Logum")

On September 12, 2013, pursuant to the approval of Logum’s Board of Directors, Logum issued 158,056,914 common shares for R$ 80,000. The amount subscribed and paid by the Company totaled R$ 16,000, corresponding to 31,611,383 common shares. There was no interest dilution.

Additionally, on November 19, 2013, pursuant to the approval of Logum’s Board of Directors, the Company issued 117,689,804 more common shares for R$ 53,000. The amount subscribed and paid by the Company totaled R$ 10,600, corresponding to 23,537,961 common shares. There was no interest dilution.

iii)	Uniduto Logística S.A. ("Uniduto")

On September 9, 2013, under a private agreement for the purchase and sale of shares, Raízen Energia purchased 528,406 common shares of Uniduto for R$ 354, representing 0.49% of the shareholders’ capital of Uniduto, thereby increasing the Company’s  interest in Uniduto to 46.47%.

On the same date as above, the Board of Directors approved the increase of shareholders’ capital in the amount of  R$ 8,000. The amount subscribed and paid by the Company totaled R$ 3,718, and there was no interest dilution.

Additionally, the Board of Directors approved an increase of shareholders’ capital  of R$ 5,300 on November 19, 2013. The amount subscribed and paid by the Company totaled R$ 2,463, and there was no interest dilution.

In February 2014, the Company transferred the amount of R$ 93 to Uniduto as future capital increase.

iv)	Cerrado

As mentioned on Note 11.d, Company acquired the total shares of Cerrado for R$ 48,903.

RAÍZEN ENERGIA S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

v)	Iogen Energy Corporation

On October 15, 2013, Raízen Energia received 805,056.5 common shares of Iogen from Shell as a capital contribution pursuant to the shareholders meeting of November 30, 2012.
Iogen was founded in 1978, and is headquartered in Ottawa, Canada. The entity was established to hold technology rights related to manufacturing of cellulosic ethanol. Iogen performs research and development activities including the operation of a demonstration plant; however, the entity has not generated any significant revenue from its operations.

Each of Raízen Energia and Iogen Corporation own 50% of common share of the Iogen, and together represent the ultimate controlling party; therefore, the strategic and financial decisions are jointly taken by the two ultimate controlling parties.

Raízen Energia accounts for its investment in Iogen using the equity method from the date that the joint control was obtained.  The excess of the consideration paid for Raízen Energia’s share of the underlying net assets was recorded as an intangible asset, reflecting the technology to which Raízen Energia will have access.

Raízen Energia has not accounted for its share of losses as the Company does not have an obligation to fund Iogen operations or make payments on behalf of the joint venture.

12.	Biological assets

The rollforward of biological assets (sugarcane) is presented below:

Balance on March 31, 2012	1,962,801
Expenditures with plantations (1)	505,516
Sugarcane cultivation costs (1)	489,316
Absorption of costs of sugarcane harvest	(774,962)
Provisional allocation of Costa Rica acquisition (Note 11.c)	20,827
Change in fair value, net of amortization	(225,021)

Balance on March 31, 2013	1,978,477

Expenditures with plantations (1)	399,889
Sugarcane cultivation costs (1)	506,097
Absorption of costs of sugarcane harvest	(794,238)
Provisional allocation of Cerrado (Note 11.c)	15,240
Change in fair value, net of amortization	(68,772)

Balance on March 31, 2014	2,036,693

(1) Includes agricultural assets depreciation  of R$ 67,339 (R$ 72,803 in 2013).

Sugarcane stumps

The cultivated areas represent only the sugarcane plantations, without taking into account the land on which the crops are planted. The following assumptions were used to determine fair value using the discounted cash flow method(parent company and consolidated):

	2014	2013

Estimated area of the harvest (hectare)	425,708	400,294
Productivity expected (metric tons of sugarcane, per hectare)	79.67	85.24
Amount of TRS (Total Recoverable Sugar)(Kg)	134.14	136.14
Price of Kg of projected average TRS (R$/Kg)	0.49	0.47

Sugar production depends on the volume and sucrose content of the sugarcane grown or supplied by growers located near the Company's plants. The yield of the crop and the sucrose content in the sugarcane depend mainly on climatic conditions, such as the amount of rain and the temperature, which can vary.

RAÍZEN ENERGIA S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

In the past, climatic conditions have led to volatility in the ethanol and sugar sectors of the Company's operating results by damaging the crops and reducing the yield. Climatic conditions can reduce the amount of sugar and sugarcane that the Company obtains in a specific season, or the sucrose content in the sugarcane. The business is also affected by the growth cycle of sugarcane in the central southern region of Brazil. The annual sugarcane harvest in the central southern region of Brazil starts in April or May and ends in November or December. The seasonality increases the inventory levels, which are generally high in November and December to cover the period between harvests (i.e. from December to April).

RAÍZEN ENERGIA S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

13.	Property, plant and equipment

a)	Property, plant and equipment rollforward

	Land and rural properties	Buildings and improvements	Machinery, equipment and installations	Aircraft and vehicles	Furniture, fixtures and computer equipment	Works in progress	Parts and components to be periodically replaced	Others	Total

Cost As of March 31, 2012	44,157	880,057	5,685,058	353,187	103,053	703,321	1,030,849	41,853	8,841,535

Additions	-	1,874	67,975	189	255	789,010	602,295	-	1,461,598
Disposals	(7,632)	(820)	(43,365)	(5,964)	(6,672)	-	-	(1,783)	(66,236)
Transfers from cost to depreciation	-	2,695	(79,586)	(12,680)	85	(2,545)	2	(178)	(92,207)
Transfers (1)	-	41,182	649,005	55,070	10,017	(771,462)	(530,708)	(10,520)	(557,416)
Others	-	-	-	-	319	-	-	-	319

As of March 31, 2013	36,525	924,988	6,279,087	389,802	107,057	718,324	1,102,438	29,372	9,587,593

Additions	-	576	51,060	-	1,504	936,245	561,761	-	1,551,146
Disposals	(10,148)	(2,404)	(54,789)	(7,653)	(2,373)	-	-	(1,410)	(78,777)
Transfers from cost to depreciation	-	(679)	(5,622)	(420)	(41)	(482)	-	-	(7,244)
Transfers (1)	-	65,124	580,960	87,644	13,738	(762,751)	(616,762)	2,384	(629,663)
Reversal of loss provision (2)	-	-	-	-	-	-	-	5,792	5,792
Others	-	-	-	-	167	-	-	-	167

As of March 31, 2014	26,377	987,605	6,850,696	469,373	120,052	891,336	1,047,437	36,138	10,429,014

Depreciation As of March 31, 2012	-	(204,918)	(1,700,674)	(173,263)	(55,899)	-	(530,708)	(22,468)	(2,687,930)

Expense with depreciation for the year	-	(32,612)	(271,096)	(28,795)	(13,274)	-	(616,762)	(1,464)	(964,003)
Disposals	-	815	40,254	4,726	6,449	-	-	1,703	53,947
Transfers from cost to depreciation	-	(2,695)	82,701	12,328	(82)	-	-	(45)	92,207
Transfers (1)	-	(8)	986	66	12	-	530,708	-	531,764

As of March 31, 2013	-	(239,418)	(1,847,829)	(184,938)	(62,794)	-	(616,762)	(22,274)	(2,974,015)

Expense with depreciation for the year	-	(36,110)	(255,069)	(29,072)	(13,490)	-	(553,340)	(2,069)	(889,150)
Disposals	-	2,406	48,287	6,263	2.254	-	-	1,378	60,588
Transfers from cost to depreciation	-	679	6,105	107	353	-	-	-	7,244
Transfers (1)	-	(42)	163	37	8	-	616,762	-	616,928

As of March 31, 2014	-	(272,485)	(2,048,343)	(207,603)	(73,669)	-	(553,340)	(22,965)	(3,178,405)

Net carrying value:
As of March 31, 2014	26,377	715,120	4,802,353	261,770	46,383	891,336	494,097	13,173	7,250,609

As of March 31, 2013	36,525	685,570	4,431,258	204,864	44,263	718,324	485,676	7,098	6,613,578

(1)
Includes R$9,059 transferred to current assets in respect of recoverable ICMS credits, and R$20,169 and R$ 1,625 transferred to intangible assets for software licenses and the right to the use of public concessions, respectively.

(2)	Includes R$1,373 of provision for inventories losses and reversal of R$ 7,165 of provision for loss on advances (Note 25).

Construction in progress

On March 31, 2014, R$ 891,336 (R$ 718,324 in 2013), refers to: (i) vinasse project concentration, (ii) investments to expand the sugar cane mill, (iii) energy cogeneration project - shredded cane and straw separation , (iv) tank installation for ethanol stock capacity improvement, (v) investments to improve industrial conditions, agricultural automations, and Health, Safety & Environment and administrative investments.

Capitalization of loan costs

During the year ended March 2014, the Company capitalized interest of R$ 44,296 (R$ 41,940 and R$ 47,252 in 2013 and ten month period ended March 31, 2012, respectively). The interest was allocated to machinery and equipment. The weighted average interest rate utilized to determine the capitalized amount was 4.17% p.a. (4.07% and 6.27% in 2013 and ten month period ended March 31, 2012, respectively).

RAÍZEN ENERGIA S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

Finance leases

On March 31, 2014, the net amount of aircraft, furniture and fittings subject to financial leasing is R$ 6,662 (R$ 8,318 in 2013).

Property, plant and equipment pledged

On March 31, 2014, the loans and financing are secured by land, buildings and machinery  of R$ 2,291,344 (R$ 2,632,163 in 2013).

Impairment analysis

As determined by the accounting policy described in Note 2.3 (k), the Company tests property, plant and equipment for impairment at least once a year, in order to identify possible indications of impairment.

The Company determines recoverable value by the value in use method, based on projections of discounted cash flows from the cash generating units.

This value in use is estimated on the basis of the present value of future cash flows, according to the Company's best estimates. Cash flows from the continued use of the related assets are adjusted for specific risks, and use a pre-tax discount rate. This rate is derived from the after-tax rate of the Weighted Average Cost of Capital (WACC).

As of March 31, 2014 and 2013, the Company has not identified any indications of impairment in property, plant and equipment. Therefore, no significant property, plant and equipment impairment loss was recorded in the years ended March 31, 2014, 2013 or ten month period ended March 31, 2012.

RAÍZEN ENERGIA S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

14.	Intangible

a)	Intangible assets rollforward

	Software licenses (3)	Goodwill	Agricultural partnership agreements	Sugarcane supply agreements	Right to use public concessions	Technology (4)	Others (1)	Total
Cost

As of March 31, 2012	80,196	1,459,100	-	155,505	-		16,740	1,711,541

Additions	5,106	-	-	-	-		-	5,106
Provisional allocation of Costa Rica acquisition (Note 11.c)	-	58,502	9,375	-	-		-	67,877
Transfer	2,094	-	-	1,934	10,811		-	14,839
Accumulated translation adjustments	-	-	-	-	-		1,952	1,952

As of March 31, 2013	87,396	1,517,602	9,375	157,439	10,811		18,692	1,801,315

Additions	275	-	-	-	-	-	-	275
Capital contributions Iogen (Note 11.d)	-	-	-	-	-	179,876	-	179,876
Costa Rica Allocation (Note 11.c)	-	(1,333)	(3,268)	20,847	-	-	-	16,246
Provisional allocation of Cerrado (Note 11.c)	-	33,663	-	-	-	-	-	33,663
Transfer (2)	20,180	-	-	-	1,732	61,629	-	83,541
Provision for losses (4)	-	-	-	-	-	(6,569)	-	(6,569)
Accumulated translation adjustments	-	-	-	-	-	-	1,553	1,553

As of March 31, 2014	107,851	1,549,932	6,107	178,286	12,543	234,936	20,245	2,109,900

Amortization

As of March 31, 2012	(61,811)	(431,380)	-	(23,759)	-		(2,642)	(519,592)

Amortization expense in the year	(9,435)	-	(879)	(8,777)	(991)		(7,022)	(27,104)
Transfers	(298)	-	-	-	(49)		-	(347)

As of March 31, 2013	(71,544)	(431,380)	(879)	(32,536)	(1,040)		(9,664)	(547,043)

Amortization expense in the year	(7,877)	-	(880)	(11,700)	(2,162)	-	(4,983)	(27,602)
Transfers (2)	(11)	-	-	-	(107)	-	-	(118)

As of March 31, 2014	(79,432)	(431,380)	(1,759)	(44,236)	(3,309)	-	(14,647)	(574,763)

Net carrying value:

As of March 31, 2014	28,419	1,118,552	4,348	134,050	9,234	234,936	5,598	1,535,137

As of March 31, 2013	15,852	1,086,222	8,496	124,903	9,771	-	9,028	1,254,272

(1)	Intangible assets registered in Raízen Trading corresponding to the portfolio of customers and licenses to operate in Europe and the United States.

(2)
Includes the transfer from property, plant and equipment  of R$ 21,794, and the Codexis investment relating to technological contracts to produce Second Generation Ethanol (E2G) of R$ 61,629 (Note 11). The amortization of the technological contracts will begin when the E2G facility starts its operation over a period of 20 years.

(3)	As of March 31, 2013, software licenses net amounted of R$ 2,842 (R$ 4,145 in 2013). The Company is the lessee for financial leasing operation agreements.

(4)
The Company is building in Piracicaba (SP), the first E2G facility in Brazil. The facility will have a production capacity of 40 million litres of ethanol, using the technology developed by Iogen. This technology was granted to RESA by exclusively contractual rights to use and sell it in the territories which Raízen Energia  operates. The amortization of the technological contracts will begin when the E2G facility start its operation over the period the Company expects to obtain the benefits from the agreement.

On March 31, 2014, the Company estimated losses related to technology agreements from Codexis  of R$ 6,569 recorded as impairment provision, and recognized in the consolidated statement of income as other operating income, net (Note 25).

RAÍZEN ENERGIA S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

Goodwill

The goodwill refers to the expectation of future profitability of the entities acquired by Company. Goodwill was amortized on a straight-line basis through March 31, 2009, prior to the adoption of IFRS. As of March 31, 2014 and 2013, the balance of goodwill is as follows:

Goodwill	2014	2013

In the acquisition of Costa Rica Canavieira Ltda. (Note 11.c.i)	57,169	58,502
In the acquisition of Cerrado Açucar e Álcool S.A. (Note 11.c.ii)	33,663	-
In the acquisition of Cosan S.A. Açúcar e Álcool (atual RESA)	558	558
In the acquisition of Univalem S.A. Açúcar e Álcool	5,018	5,018
In the acquisition of Usina Açucareira Bom Retiro S.A.	81,575	81,575
In the acquisition of Usina Benálcool	149,247	149,247
In the acquisition of Usina Santa Luíza	42,348	42,348
In the acquisition of Usina Zanin Açúcar e Álcool	98,380	98,380
In the acquisition of Vertical	4,313	4,313
In the acquisition of shares of TEAS	7,301	7,301
In the acquisition of Grupo Corona	380,003	380,003
In the acquisition of Grupo Destivale	42,494	42,494
In the acquisition of Grupo Mundial	87,435	87,435
In the organization of FBA - Franco Brasileira S.A. Açúcar e Álcool	4,407	4,407
In the merger of Curupay S.A. Participações	109,841	109,841
In capital payment of Mundial	14,800	14,800

	1,118,552	1,086,222

Analysis of impairment of cash generating units containing goodwill

The Company performed the annual impairment analysis of goodwill based on the value in use that was determined by a discounted cash flow model, in accordance with the allocation of goodwill and intangible assets to the cash generating units (Note 2.3 (k)).

Goodwill is allocated to Cash Generating Units (CGUs), identified according to the operating region, as follows:

Operating region	2014	2013

Piracicaba	138,744	140,077
Jaú	558	558
Araraquara	554,394	520,731
Araçatuba	303,400	303,400
Assis	109,840	109,840
Others	11,616	11,616

Total	1,118,552	1,086,222

Long term non-financial assets which are not subject to amortization are revised whenever there are indications of impairment.

The Company determines recoverable value by the value in use method (Note 13), which is based on a projection of the expected discounted cash flows from the cash generating units, as determined by Management on the basis of budgets taking into account the assumptions for each CGU, using information available in the market and past performance. The discounted cash flows were prepared for a period of 30 years, without taking into account a growth rate. The discount rates vary from 8.5% to 10% p.a.

The main assumptions used were: commodity sales price expectations over the long term, productivity of the agricultural areas, performance of Total Recoverable Sugar (TRS) and operating

RAÍZEN ENERGIA S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

and administrative costs. All future cash flows were discounted at a rate that reflects the specific risks applicable to the relevant assets in each cash generating unit.

On the basis of the annual tests, no significant impairment charge against assets or goodwill was recognized in the years ended March 31, 2014, 2013 or ten month period ended March 31, 2012. Determination of the recoverability of assets depends on certain key assumptions, as described above.  These assumptions are influenced by market, technological and economic conditions existing at the time of the test, and so it is not possible to ascertain whether impairment losses will occur in the future or, if they do, whether they will be material.

15.	Trade accounts payable

	2014	2013

Materials and services	511,313	383,775
Sugarcane	126,550	108,022

Current	637,863	491,797

Materials and services mainly refers to equipment and machineries acquired that will be settled in the next 12 months.

The sugarcane harvest period, which takes place between April and December each year, on average, has a direct impact on the balances with sugarcane suppliers and the corresponding harvesting, loading and transport services.

RAÍZEN ENERGIA S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

16.	Loans and financing

	Financial charges
Purpose	Floating/fixed rate	Effective annual average interest rate (1)	2014	2013	Maturity

Classification of debts by currency
Denominated in Reais			4,527,519	3,129,104
Denominated in Dollars			3,128,269	2,839,763
			7,655,788	5,968,867

Nature of debts (2):
BNDES	URTJLP	7.7% (7.6% in 2013)	1,415,767	1,449,170	October 2025
BNDES	Fixed rate	4.3% (4.5% in 2013)	657,742	384,919	November 2023
BNDES	UMBND	6.7% (6.5% in 2013)	44,477	33,240	January 2024
Debentures	CDI	11.6%	467,421	-	October 2018
Debentures	IPCA	17.1%	324,243	-	October 2020
Advance payments	Dollar (US) + LIBOR	2.0% (4.2% in 2013)	1,076,882	918,290	September 2017
Term Loan Agreement	Dollar (US) + LIBOR	1.7% (1.8% in 2013)	1,019,233	907,019	December 2015
Working capital	Fixed rate	14% (14% in 2013)	5,383	9,417	March 2015
Senior Notes Due 2017	Dollar (US)	7.0% (7.0% in 2013)	915,585	814,761	February 2017
Resolution 2471 (PESA)	IGP-M	11.4% (9.8% in 2013)	806,703	752,257	April 2023
Resolution 2471 (PESA)	Fixed rate	3.0% (3.0% in 2013)	91	99	October 2025
Resolution 2471 (PESA)	CDI	10.9% (7.0% in 2013)	643,623	318,908	October 2020
Resolution 2471 (PESA)	Fixed rate	4.8% (5.4% in 2013)	111,720	129,312	January 2024
Credit notes	URTJLP	10.6% (9.5% in 2013)	102	10,117	May 2014
Finame/Leasing	Dollar (US)	1.9% in 2013	-	51,065	March 2014
Finame/Leasing	Fixed rate	5.5% (5.5% in 2013)	50,246	41,665	November 2014
Advances on foreign Exchange contracts	Dollar (US)	Miscellaneous	116,570	148,628	Miscellaneous

			7,655,788	5,968,867
Transaction costs:
BNDES			(3,135)	-
Debentures			(5,185)	-
Advance payments			(5,854)	(9,636)
Senior Notes Due 2017			(7,143)	(8,667)
Credit notes			(952)	-

			(22,269)	(18,303)

			7,633,519	5,950,564
Current			(1,122,633)	(1,070,997)

Noncurrent			6,510,886	4,879,567

(1)
The effective annual interest rate corresponds to the contractual interest rate of the agreement plus LIBOR, Reference Unit to adjusted Long-Term Interest Rate (“URTJLP”), General Market Price Index (“IGP-M”), Monetary Unit of Banco Nacional do Desenvolvimento ( “UMBND”), IPCA and CDI, as applicable.

(2)
The loans and financing are generally secured by promissory notes issued by the Company. In some cases, sureties are also given by its subsidiaries, by Raízen Combustíveis S.A.  or by shareholders, in addition to collateral such as: i) credit rights arising from energy sales agreements (BNDES); ii) CTN and mortgage of land (PESA); iii) property, plant and equipment (Note 13); and iv) fiduciary lien on the assets financed (Finame).

RAÍZEN ENERGIA S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

The maturities of the non-current amounts payable, net of amortization of transaction costs, are as follows:

	2014	2013

13 to 24 months	1,735,825	688,166
25 to 36 months	1,576,290	1,517,074
37 to 48 months	593,017	1,072,328
49 to 60 months	1,107,656	261,960
61 to 72 months	697,353	525,431
73 to 84 months	574,401	372,323
85 to 96 months	100,042	289,171
As from 97 months	126,302	153,114

	6,510,886	4,879,567

PESA - Resolution 2471

From 1998 to 2000, the Company renegotiated debt related to agricultural funding with several financial institutions, thereby reducing financial costs to annual interest rates below 11.4% and guaranteeing the settlement of the debt with the assignment and transfer of CTNs - Restricted Brazilian Treasury Bills redeemable on the debt maturity dates, using the incentive introduced by Resolution No. 2471, issued by the Central Bank of Brazil on February 26, 1998. This debt is settled through redemption of CTNs and the compliance with the contractual dispositions, as mentioned in Note 9.

Senior Notes Due 2017

On January 26, 2007, the subsidiary Raízen Energy Finance Limited issued in the international capital markets pursuant to Regulations S and 144A US$ 400 million of Senior Notes that bear interest at a rate of 7% per annum, payable semi-annually in February and August of each year.

BNDES

These are funds raised by the Company and its direct and indirect subsidiaries for financing cogeneration and greenfield projects and for renewing, establishing new cane fields (Prorenova), and to finance the construction of the E2G facility.

As of March 31, 2014, the Company had unused lines of credit available from BNDES amounting to R$ 1,227,872 (R$ 770,782 in 2013). Use of these lines of credit is conditional upon meeting certain contractual conditions.

Advances on foreign exchange contracts and credit notes

Advances on foreign exchange contracts and credit notes were obtained from several banking institutions and will be settled against export proceeds in 2020. These transactions bear interest at rates of 10.9% per annum respectively, payable at the maturity date.

FINAME

This refers to financing operations under FINAME - Financiamento de Máquinas e Equipamentos (Machinery and Equipment Financing), made available through several financial institutions, to be used for investment in property, plant and equipment.  These loans are subject to effective interest rates varying from 4.8% to 10.6% per annum, payable each six months and in the maturity.

RAÍZEN ENERGIA S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

Term Loan Agreement (Syndicated loan)

On December 5, 2002, the indirect subsidiary Raízen Cayman Limited obtained a syndicated loan from several financial institutions  of US$ 450 million. The loan is subject to the exchange variation of the US Dollar plus annual interest of 1.5%, and quarterly LIBOR. The effective interest rate is 1.73% (1.78% in 2013), p.a., payable quarterly.  The principal is to be repaid on December 7, 2015.

Export pre-payment

During 2009 and 2013, the Company entered into export pre-payment agreements with several institutions to finance future sugar exports. The loan is subject to the exchange variation of the US Dollar plus quarterly and annual LIBOR. The  effective interest rate is 2.0% (1.78% in 2013), per annum, and to be repaid in 2017.

Debentures

On October 21, 2013, CVM granted to the Company the registration of Public Company, listed as B Category.

On the same date, the CVM approved the Company’s registration of its first public issuance of non-convertible debentures with a unit par value of R$ 1,000.00 (one thousand reais), in the total amount of R$ 750,000.

The Company used the net proceeds of the offering of R$ 747,710 to (a) improve its cash and cash equivalents; and (b) to finance the 2013/2014 harvest, it includes investments in land and facilities pursuant to Law 12.431.

The debentures are indexed as follows:

	Index	Annual interest rate	Effective annual average interest rate	Principal	Date of proceeds	Maturity

1ª Series	CDI	0.89%	11.5%	105,975	25/10/2013	October 2018
2ª Series	CDI	0.94%	11.6%	340,000	28/10/2013	October 2018
3ª Series	IPCA (*)	6.38%	17.1%	304,025	29/10/2013	October 2020

(*) National Extended Consumer Price Index.

Covenants

The Company is subject to certain financial covenants in connection with its loans and financing, including cross-default and negative pledges.  As of March 31, 2014, the Company is in compliance with its financial covenants.

RAÍZEN ENERGIA S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

Fair value

As of March 31, 2014 and 2013, the consolidated carrying values and fair value of loans and financing are as follows:

	Carrying value		Fair value
	2014	2013	2014	2013

Senior Notes Due 2017	915,585	814,761	1,011,081	929,236
Other loans and financing	6,740,203	5,154,106	6,740,203	5,154,106
Transaction costs	(22,269)	(18,303)	(22,269)	(18,303)

	7,633,519	5,950,564	7,729,015	6,065,039

The fair value of the Senior Notes due in 2017 is based on prices quoted at the balance sheet dates (Note 27.j).

The other borrowings and financing, as well as debentures, are adjusted based on interest rates contracted, mainly floating rate, based on usual market conditions. Therefore, balances payable at the reporting dates substantially approximate their fair values, including those classified as “non-current” (Note 27.j).

17.	Taxes payable

	2014	2013

Installment payments (Refis IV)	697,492	640,462
ICMS	56,832	38,321
Social Security (INSS)	24,181	26,161
COFINS	20,235	11,582
IRRF (Withholding Income Tax)	7,506	6,567
FGTS (Government Severance Indemnity Fund for Employees)	5,587	5,550
IOF (Tax on Financial Transactions)	3,636	3,636
PIS	4,439	2,325
IPI (Excise Tax)	547	1,751
Others	3,491	4,210
	823,946	740,565

Current	(156,572)	(113,877)

Non-current	667,374	626,688

The breakdown of current and non-current liabilities is as follows:

	2014	2013
Current
Taxes payable	89,162	57,809
Installments taxes - reimbursable (Note 10)	65,326	52,117
Installments taxes - non-reimbursable	2,084	3,951

	156,572	113,877
Non-current
Installments taxes - reimbursable (Note 10)	632,218	589,001
Tax Incentive - ICMS	31,393	32,148
Installments taxes - non-reimbursable	3,763	5,539

	667,374	626,688

	823,946	740,565

RAÍZEN ENERGIA S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

The amounts payable over one year are scheduled to mature as follows:

	2014	2013

13 to 24 months	66,422	58,795
25 to 36 months	65,611	57,954
37 to 48 months	64,936	57,126
49 to 60 months	63,702	56,485
61 to 72 months	63,702	55,321
73 to 84 months	63,702	55,321
85 to 96 months	63,702	55,322
As from 97 months	215,597	230,364

	667,374	626,688

Tax Amnesty and Refinancing - Law 11.941/09 and Provisional Measure (MP) 470/09 ("Refis IV")

On May 27 and October 13, 2009, Law 11.941 and MP 470 were sanctioned by the Brazilian government, setting up an amnesty and tax refinancing program (Refis IV), allowing taxpayers to settle federal tax obligations though refinancing programs and including other federal taxes challenged in the courts, with discounts on existing penalties and interest.

According to the JV agreement signed by the shareholders, any payment related to installments of tax obligations existing before June 1st, 2011, is to be repaid in full by Cosan to the Company (Note 10).

Tax incentive - ICMS

The Company, through its subsidiary Centroeste, benefits from a state incentive program in State of Goiás, in the form of financing part of the ICMS payments, called "Programa de Desenvolvimento Industrial de Goiás - Produzir", with deferral of tax payments. The Company's right to the grant is conditional on its complying with all the obligations determined by the program, the terms of which relate to factors under the Company's control.

For the years ended March 31, 2014, 2013 and ten month period ended March 31, 2012, the incentive in the consolidated statement of income is R$ 25,260, R$ 22,930 and R$ 15,008, respectively, recorded under "Other operating income, net" (Note 25).

RAÍZEN ENERGIA S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

18.	Income and social contribution taxes

a)	Reconciliation of income tax and social contribution benefit (expense):

	2014		2013		Ten-month period ended March 31, 2012

Income before taxes	188,515		377,849		534,784
Nominal tax rate (34%)	(64,095)		(128,469)		(181,827)

Reconciling items:
Equity interest in income of associates	(11,708)		(7,856)		(4,026)
Gifts, donations, class associations	(3,379)		(3,752)		(1,708)
Non-deductible inventories’ losses	-		-		(3,011)
Non-taxable financial results	-		82,691		97,415
Exchange variation on overseas investee	3,046		2,149		1,118
Tax incentive – ICMS	10,911		15,264		5,103
Deferred taxes on provisions contributed upon formation of the JV	-		16,924		-
Deferred taxes on unrecognized income and social contribution tax losses and other temporary differences	-		-		(27,112)
Interest on net equity	13,600
Others	3,993		944		(4,260)

Income and social contribution taxes benefit (expense)	(47,632)		(22,105)		(118,308)

Effective rate	(25.27	% )	(5.85	% )	(22.12	% )

a.1) Recoverable income tax and social contributions

	2014	2013

Income tax	269,244	105,958
Social contribution	90,649	23,339
	359,893	129,297
Current	(359,893)	(93,894)

Noncurrent	-	35,403

a.2) Payable income tax and social contribution

	2014	2013

Income tax	570	4,518
Social contribution	190	2,227

Current	760	6,745

Beginning in August 2013, the Company opted to calculate income tax and social contribution based on the presumed profits method which had a positive effect on the recoverable taxes accounted as current and noncurrent assets (Note 18.a.1). The prepaid tax was offset against other federal taxes (Pis, Cofins and IOF).

RAÍZEN ENERGIA S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

b)	Deferred income tax (IRPJ) and social contribution (CSLL) assets and liabilities:

				2014	2013
Assets (liabilities)	Base	IRPJ 25%	CSLL 9%	Total	Total
Tax losses:
Tax loss carryforwards (corporate income tax)	1,121,635	280,409	-	280,409	230,789
Negative calculation basis (social contribution)	1,133,584	-	102,023	102,023	84,168

Temporary differences:
Tax goodwill from downstream merger	531,853	132,963	47,867	180,830	229,051
Provision for tax, civil and labor risks	266,321	66,580	23,969	90,549	70,802
Provision for write-off against goodwill	288,549	72,137	25,969	98,106	98,106
Miscellaneous provisions and other temporary differences	278,801	69,700	25,093	94,793	50,856
Foreign exchange variance - Cash basis	348,424	87,106	31,358	118,464	53,728

		708,895	256,279	965,174	817,500
Biological assets	(68,142)	(17,035)	(6,133)	(23,168)	(42,341)
Capitalized cost of loans	(220,983)	(55,246)	(19,888)	(75,134)	(62,296)
Fair value of property, plant and equipment	(372,179)	(93,045)	(33,496)	(126,541)	(132,941)
Revision of property, plant and equipment useful life	(796,026)	(199,007)	(71,642)	(270,649)	(177,506)
Amortized tax goodwill	(689,603)	(172,401)	(62,064)	(234,465)	(193,385)

		(536,734)	(193,223)	(729,957)	(608,469)

Total deferred taxes		172,161	63,056	235,217	209,031

Deferred taxes - Assets, net				256,611	247,707
Deferred taxes - Liabilities, net				(21,394)	(38,676)

Total deferred taxes				235,217	209,031
c)	Rollforward of deferred taxes is set forth below:

	2014	2013

Balance at beginning of the year	209,031	(72,668)
Recognized in the statement of income	(18,562)	82,299
Deferred taxes on other comprehensive income	57,251	(36,778)
Deferred taxes on goodwill (Notes 1 and 21.a)	-	241,107
Deferred taxes on fair value allocation of Costa Rica (Note 11)	(17,357)	-
Write off of contractual land leasing rights	1,111	-
Other adjustments in connection with the formation of the JV	3,743	(4,929)

Balance at the end of the year	235,217	209,031

d)	Estimated time of realization

Deferred taxes arising from temporary differences will be realized as they are settled or realized. Tax loss carryforwards do not expire; however, the use of prior-year accumulated losses is limited to 30% of annual taxable income. The period of the settlement or realization of such differences would not be properly estimated and is tied to several factors that are not under control of the Management.

RAÍZEN ENERGIA S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

When assessing the likelihood of the realization of deferred tax assets on income tax loss carryforward and negative calculation bases of social contribution, Management considers the Company’s budget, strategic plan and projected taxable income. Based on this estimate, Management believes that it is probable that the deferred tax asset will be realized, as shown below:

Years:
2015	270,699
2016	278,672
2017	117,973
2018	67,153
2019	33,226
After 2019	197,451

Total	965,174

As of March 31, 2014, the Company’s subsidiaries Curupay Agroenergia Ltda., Agrícola Ponte Alta Ltda., Raízen Biotecnologia S.A. and Unimodal Ltda had accumulated tax losses of R$ 32,422 (R$ 30,403 in 2013) for which no deferred tax assets are recognized, as the use of these losses is not considered probable.

19.	Provision for tax, civil and labor risks

During the process of the formation of the JV (Notes 1 and 21.a), it was agreed that Cosan should reimburse the Company for the amount of lawsuits in progress before its incorporation, when effectively settled by the courts. On March 31, 2014 and 2013, the balances of such claims to be reimbursed and non-reimbursable are as follows:

			2014	2013
	Non-reimbursable claims	Reimbursable claims	Total	Total

Tax	92,249	59,929	152,178	185,354
Civil	6,140	27,666	33,806	28,547
Labor	47,927	109,363	157,290	122,373

	146,316	196,958	343,274	336,274

Also at the time  of the formation of the joint venture, it was agreed that the Company would reimburse Cosan for the amount of judicial deposits made before its incorporation, when effectively received. On March 31, 2014 and 2013, the balance of refundable and non-refundable deposits is as follows:

			2014	2013
	Judicial deposits of the Company	Refundable judicial deposits	Total	Total

Tax (1)	98,258	152,155	250,413	206,050
Civil	909	5,368	6,277	6,159
Labor	5,881	19,845	25,726	24,176

	105,048	177,368	282,416	236,385

(1) As of March 31, 2014 and 2013, this includes R$ 86,169 in refundable judicial deposits which are being constituted under Law 11.941 (Note 17).

RAÍZEN ENERGIA S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

i)	Non-reimbursable claims

	Tax	Civil	Labor	Total

As of March 31, 2013	69,666	4,009	14,559	88,234

Provisioned in the year (i)	31,783	3,710	59,120	94,613
Write-offs / reversals (i)	(5,745)	(2,097)	(30,273)	(38,115)
Interest	(3,455)	518	4,521	1,584

As of March 31, 2014	92,249	6,140	47,927	146,316

i)
Accounted for in the consolidated statement of income of the year as "Other operating income, net" (Note 25), except for the INSS provision on revenues,  of  R$ 31,301 (R$ 18,285 and R$ 28,831 in 2013 and ten month period ended March 31, 2012, respectively), reclassified from "Taxes payable" in current liabilities.

ii)	Refundable claims (1)

	Tax (2)	Civil	Labor	Total

As of March 31, 2013	115,688	24,538	107,814	248,040

Provisioned in the year	24,104	2,405	67,189	93,698
Write-offs / reversals	(18,924)	(1,513)	(67,108)	(87,545)
Payments	(33,477)	-	-	(33,477)
Interest	(27,462)	2,236	1,468	(23,758)

As of March 31, 2014	59,929	27,666	109,363	196,958

(1)	The rollforward of refundable claims does not affect the consolidated statement of income.

(2)	The decrease of tax claims, mainly related to write-off, reversals, and interests, are due to the adoption of Amnesty Program of Sao Paulo State – PEP ICMS (Note 19.a.i).

iii)	Total claims

	Tax (1)	Civil	Labor	Total

As of March 31, 2013	185,354	28,547	122,373	336,274

Provisioned in the year	55,887	6,115	126,309	188,311
Write-offs / reversals	(24,669)	(3,610)	(97,376)	(125,655)
Payments	(33,477)	-	-	(33,477)
Interest	(30,917)	2,754	5,984	(22,179)

As of March 31, 2014	152,178	33,806	157,290	343,274

(1)	The decrease of tax claims, mainly related to write-off, reversals, and interests, are due to the adoption of Amnesty Program of Sao Paulo State – PEP ICMS (Note 19.a.i).

RAÍZEN ENERGIA S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

Contingencies for probable losses

a)	Tax

The main tax claims as of March 31, 2014 and 2013 are as follows:

			2014	2013
	Non-reimbursable claims	Reimbursable claims	Total	Total

INSS (ii)	90,893	32,203	123,096	81,607
ICMS credits (i)	-	17,151	17,151	71,502
IPI	-	967	967	17,387
PIS and COFINS	1,356	1,614	2,970	5,809
Others	-	7,994	7,994	9,049

	92,249	59,929	152,178	185,354

i)
The amount accrued as ICMS credits refers to: (a) tax assessment notices received which, despite being challenged at the administrative or court levels, the Company's legal counsel believes that the likelihood of loss is probable; (b) use of credits and financial charges in matters where the interpretation of the Company's management and legal counsel differs from that of the tax authorities.

In the year ended March 31, 2014, the Company joined the ICMS Amnesty Program of the State of Sao Paulo (Installment Program of ICMS – PEP ICMS). The Company opted to make a single payment of R$ 73,612 which was reimbursed by Cosan once the ICMS tax assessment were received before the formation of the JV.

ii)
The accrued INSS amount corresponds to the amounts relating to social security contributions on billings, in conformity with art. 22-A of Law 8,212/91, whose constitutionality is being challenged in court.

b)	Civil and labor

The Company is party to various civil lawsuits relating to (i) indemnity for tangible damages and pain and suffering, (ii) contractual disputes, (iii) civil class actions to abstain from burning sugarcane straw and (iv) environmental claims.

The Company is also party to various labor claims filed by former employees and employees of outsourced service providers who require the payment of overtime, night shift premium and hazardous work premiums, job re-admittance, deductions from payroll such as confederation dues, union dues, etc.

RAÍZEN ENERGIA S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

Contingencies classified as possible risk of loss

a)	Tax

The main tax contingences classified as possible risk of loss are as follows:

			2014	2013
	Non-reimbursable claims	Reimbursable claims	Total	Total

ICMS (i)	79,488	719,531	799,019	579,241
INSS (ii)	17,620	336,103	353,723	339,181
IPI (iii)	2,741	366,188	368,929	286,149
IRPJ and CSLL (iv)	2,125	303,200	305,325	235,280
PIS and COFINS (v)	-	318,923	318,923	211,311
Offsets against IPI credits - IN 67/98 (vi)	-	115,921	115,921	197,787
Others	10,672	211,566	222,238	175,226

	112,646	2,371,432	2,484,078	2,024,175

(i)	ICMS

Refers mainly to (i) fines on tax assessment received from May 2005 through March 2006 and May 2006 and March 2070 alleging the Company had not paid the ICMS originated from agricultural jointly operations and scheduled manufacture; and (ii) ICMS on shipments of crystal sugar exportation. The tax inspector argues that such product is classified as a semi-finished product which, according to the ICMS regulations, would be subject to taxation; (iii) tax assessments relating to ICMS rate difference arising from sales of ethanol to companies located in other Brazilian states whose state enrollment numbers were subsequently cancelled; (iv) tax assessments relating to credit disallowance from purchase of product from companies that, subsequently, had their registrations revoked and declared ineligible; and (v) payment of ICMS arising from disallowances of credits of diesel fuel used in the agro-industrial production process.

ii)	Possible losses on INSS-related claims mainly involve:

(i) Discussing the validity and constitutionality of MPS/SRP Regulatory Instruction 03/2005, which restricted the constitutional exemption of social security contributions to revenues deriving from exports made exclusively through direct sales, it is understood that exports made through export or trading companies will start to be taxed; (ii) payment of SENAR contribution in direct and indirect export transactions, where the tax authorities understand that there is no right to constitutional exemption; and, (iii) payment of social security contribution on resale of products in the domestic market and to third parties, which is not included in the social security tax basis and which is levied only on the gross revenue deriving from the effective production of the entity rather than on products purchased.

iii)	IPI - Excise tax on manufactured products

Normative Instruction 67/98 of the Brazilian Federal Revenue Service (SRF) validated the procedure adopted by manufacturing plants which made sales without calculating and paying IPI related to several types of sugarcane sugar, including demerara, higher refined, special refined, special extra refined and granulated refined sugars, from July 6, 1995 through November 16, 1997, as well as amorphous refined sugar sales from January 14, 1992 through November 16, 1997. This rule was put into effect in the related proceedings filed by the Brazilian Federal Revenue Service.  The risk of loss was classified as possible based on the opinion of the Company’s legal advisers.

RAÍZEN ENERGIA S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

iv)	IRPJ and CSLL

In December 2011, the Company received tax assessment notices issued by the Brazilian Federal Revenue Service, related to IRPJ and CSLL for calendar years 2006 to 2009, challenging: (i) the deductibility of amortization expenses relating to some specific goodwill; (ii) the offset of tax loss carryforwards and (iii) the tax on differences of revaluations of property, plant and equipment items. The taxes assessments amounted to R$ 551,852 (R$ 433,916 in 2013). The Company submitted its defense in January 2012 and, together with its legal counsel, assessed as possible loss  of R$229,443 (R$ 215,558 in 2013). The remaining balance  of R$ 75,882 (R$ 19,722 in 2013) refers to various other contingencies relating to income tax and social contribution of subsidiaries.

v)	PIS and COFINS

Refer mainly to the disallowances of PIS and COFINS credits under the non-cumulative system, set forth in Laws 10,637/2002 and 10,833/2003, respectively. Such disallowances mainly came from the restrictive interpretation of the Brazilian Federal Revenue Service of the concept of "inputs", as well as differences with respect to the interpretation of these laws. The disputes are in the administrative phase.

vi)	Offsets against IPI credits - IN 67/98

Normative Instruction SRF 67/98 made it possible to obtain a refund of IPI tax payments for sales of refined amorphous sugar from January 14, 1992 through November 16, 1997. In view of this rule, RESA offset the amounts paid during the relevant periods against other tax liabilities. However, the Brazilian Federal Revenue Service denied its application for both reimbursement and offsetting of such amounts. RESA challenged this ruling in an administrative proceeding.

Upon being notified to pay tax debts resulting from offsets in light of certain changes introduced by IN SRF 210/02, RESA filed a Writ of Mandamus and applied for a preliminary injunction seeking to stay enforceable in relation to the offset taxes, in an attempt to prevent the Tax Authorities from demanding the relevant tax debts in court. The preliminary injunction was granted by the court. The legal counsel of the Company in charge of this suit has deemed it a possible loss.

b)	Civil and labor

As of March 31, 2014, the  nature of civil and labor claims, whose likelihood of loss is assessed as possible, is similar to the previous litigations mentioned above. The civil and labor claims assessed as possible are as follows:

			2014	2013
	Non-reimbursable claims	Reimbursable claims	Total	Total

Civil	52,855	261,365	314,220	248,147
Labor	151,856	344,965	496,821	410,175

	204,711	606,330	811,041	658,322

RAÍZEN ENERGIA S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

20.	Commitments

Sales

The Company is the parent company of entities operating in the sugar, ethanol and energy cogeneration market. Sales agreements are managed on a consolidated basis.  Therefore, the Company, together with its group entities, are responsible for total sales commitments.

Sales of commodities are essentially made at spot prices. However, the Company enters into several sugar and ethanol agreements to sell future crops of those products.

The amounts of sugar sales agreements, in metric tons, on the date of the financial statements are set forth below:

Years	2014	2013

2014	-	2,947,595
2015	2,242,000	514,000
2016	514,000	514,000
2017	514,000	-

Total	3,270,000	3,975,595

The amounts of ethanol sales agreements, in cubic meters, on the date of the financial statements are set forth below:

Years	2014	2013

2014	-	808,850
2015	1,375,479	175,000
2016	175,000	-

Total	1,550,479	983,850

The amounts of power and steam sales agreements, in MWh and metric tons, on the date of the financial statements are set forth below:

	Electric power (in MWh)		Steam (in metric tons)
Years	2014	2013	2014	2013

2014	-	1,944,924	-	170,000
2015	1,894,665	1,677,904	-	-
2016	1,824,147	1,669,144	-	-
2017	1,825,395	1,669,144	-	-
2018	1,824,147	1,669,144
After 2018	15,775,425	11,574,719	-	-

Total	23,143,779	20,204,979	-	170,000

RAÍZEN ENERGIA S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

Purchases

In the normal course of business, the Company entered into several sugarcane purchase agreements with third parties which are mainly related to securing a portion of its production for the following harvest season. The quantity of sugarcane to be purchased is calculated based on the estimate of the quantity to be crushed per location.  Amounts payable by the Company are determined at the end of each harvest, in accordance with prices published by CONSECANA.

The amount of the crop purchase agreements, in metric tons, on the date of the financial statements are set forth below:

Years	2014	2013

2014	-	26,410,050
2015	28,070,662	24,205,206
2016	25,002,452	20,982,447
2017	21,732,360	18,216,841
2018	18,049,020	15,030,751
After 2018	95,225,847	90,724,762

Total	188,080,341	195,570,057

The Company entered into several agreements to purchase equipment utilized for plant maintenance and expansion, as well as to support projects of energy cogeneration, in the total amount of R$ 264,995 (R$ 386,566 in 2013).

Lease Agreements

Operating leases

The Company entered into several operating lease agreements to secure land for sugarcane plantations. These agreements will mature in 20 years.

The minimum payments and variables are calculated based on the ATR issued by CONSECANA and the volume of sugarcane per hectare as defined in the agreement.  The expense commitment of the agreements, on the date of the financial statements, are set forth below:

	2014	2013

Within one year	544,665	560,629
Between one and five years	1,719,548	1,778,019
More than 5 years	1,141,130	1,420,455

Total	3,405,343	3,759,103

RAÍZEN ENERGIA S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

21.	Shareholders’ equity

a)	Capital transactions and capital reserves

At the “Extraordinary General Meeting” held on November 29, 2012, the Company's shareholders discussed and approved the capital increase  of R$ 22,119, through the issuance of 100,000 new Class B preferred shares of REPSA, fully subscribed by Cosan, in cash.

On November 30, 2012, the “Extraordinary General Meeting” discussed and approved a stock split of 2,066,237,649 common shares issued by the RESA, based on a ratio of 1: 2.43, with no change in the value of capital stock, resulting in a total of 5,021,704,714 common shares, all held by the Company's sole shareholder.  Additionally, shareholders approved, without increasing the Company's capital stock, the conversion of 119,109,080 common shares into preferred shares, as follows:

Conversion
Class A preferred shares	1
Class B preferred shares	118,345,603
Class C preferred shares	763,476

Total	119,109,080

As a result of the conversion of shares, the Company’s capital stock was as follows:

	Shares
	Common	Preferred	Total

Common	4,902,595,634	-	4,902,595,634
Class A preferred shares	-	1	1
Class B preferred shares	-	118,345,603	118,345,603
Class C preferred shares	-	763,476	763,476

Total	4,902,595,634	119,109,080	5,021,704,714

Subsequently, the merger with REPSA was effected and the shares of REPSA, of R$ 998,835 (Note 1), were cancelled.

New shares of RESA were issued to replace the cancelled shares, which were held as follows by shareholders Shell and Cosan:

	Shareholders
	Shell	Cosan	Total

Common	2,451,297,817	2,451,297,817	4,902,595,634
Class A preferred shares	-	1	1
Class B preferred shares	-	118,345,603	118,345,603
Class C preferred shares	763,476	-	763,476

Total	2,452,061,293	2,569,643,421	5,021,704,714

RAÍZEN ENERGIA S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

The amount of R$ 998,835 was allocated by the issuance of 1,000,000,000 new common shares of which R$ 181,417 and R$ 817,417 were allocated to "Shareholders’ capital " and "Capital reserve", respectively. The shareholders’ capital increased from R$ 4,818,583 to R$ 5,000,000, comprised of 6,021,704,714 shares, as follows:

	Shareholders
	Shell	Cosan	Total

Common	2,951,297,817	2,951,297,817	5,902,595,634
Class A	-	1	1
Class B	-	118,345,603	118,345,603
Class C	763,476	-	763,476

Total	2,952,061,293	3,069,643,421	6,021,704,714

At the “Extraordinary General Meeting” held on February 28, 2013, the Company's shareholders discussed and approved the capital increase  of R$ 7,927, through the issuance of 7,078,554 new Class B preferred shares, fully subscribed by Cosan, to be paid on April 30, 2013 (Note 10).

At the “Extraordinary General Meeting” held on February 7, 2014, the Company's shareholders discussed and approved the capital increase  of R$ 8,427, through the issuance of 7,818,300 new Class B preferred shares, fully subscribed by Cosan, to be paid on the next fiscal year (Note 10).

On March 31, 2014, the capital stock is R$ 5,016,354 (R $ 5,007,927 in 2013). This balance deducted from the balance of redeemable in the amount of R$ 264,276 (R$ 326,640 in 2013) presents preferred shares, totaling R$ 4,752,078 (R $ 4,681,287 in 2013).

As of the year ended on March 31, 2014, the shareholders’ capital is as follows:

	Shareholders
	Shell	Cosan	Total

Common	2,951,297,817	2,951,297,817	5,902,595,634
Class A	-	1	1
Class B	-	133,242,457	133,242,457
Class C	763,476	-	763,476

As of March 31, 2014	2,952,061,293	3,084,540,275	6,036,601,568

As of March 31, 2013	2,952,061,293	3,076,721,975	6,028,783,268

The Company does not have any authorized capital stated in its bylaws as of March 31, 2014 and 2013.

Redeemable preferred shares

The tax benefits arising from the use of tax loss carryforwards and goodwill tax amortization, recognized before the formation of the JV, will be reimbursed to Cosan to the extent that the  Company uses them to reduce taxes payable. Such reimbursements will be made by means of payment of exclusive dividends to Cosan, the holder of Class B preferred shares, in the amount of the tax benefit used by the Company in the period from January to December.

The Company used R$ 66,877 relating to tax benefits contributed by Cosan in the year ended March 31, 2013. From this amount, R$ 8,873 was reimbursed to Cosan on February 28, 2013.

RAÍZEN ENERGIA S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

On July 19, 2013, the Company's shareholders approved the payment of supplemental dividends of R$ 6,916, in addition to those accrued in the annual financial statements, without interest.

As of March 31, 2014, the Company reviewed the balance of preferred shares outstanding, and determined the reversal of R$ 11,812 of the obligation with Cosan. Therefore, the remaining balance of preferred shares payable to Cosan on March 31, 2014 is R$ 260,738 (R$323,102 in 2013), (See Note 10).

Due to the merger of IPL into REPSA and, subsequently, into the Company, Class C preferred shares were issued to guarantee exclusive dividends to Shell  of R$ 3,538, through the use by the Company of tax credits and the funds in current account comprising the merged net assets (Note 1).

At March 31, 2014 the balance of preferred shares (Class B and C) is R$ 264,276 (R$ 326,640 in 2013). The counterparts to equity are recorded under related parties (Note 10.a), R $ 260,738 (R $ 323,102 in 2013) belonging to shareholders Cosan, classified in non-current liabilities and R $ 932 and R $ 2,606 (idem in 2013) works belonging to Shell shareholders, classified as current or non-current liabilities respectively.

Capital reserve

Corresponds to the share premium arising from the difference between the subscription price paid in consideration for the shares and their par value. Such a reserve can only be used to increase capital, absorb losses, redeem, reimburse or purchase shares or pay accumulated dividends to preferred shares.

On April 24, 2013, the Company purchased 33.33% shares of TEAS, thereby increasing interest in TEAS to 100.00%. The difference between the price paid in excess of the TEAS net assets in the amount of R$ 5,973, is registered in this account, and the Company wrote off the Non Controlling Interest in the consolidated financial statements in the amount of R$ 17,927.

Incentive tax reserve

Corresponds to the effect of the tax incentive recognized by the subsidiary Raízen Caarapó Açúcar e Álcool Ltda. (“Caarapó”) on the consolidated Shareholders’ Equity. Caarapó entered into an agreement with the Mato Grosso do Sul State  - the Termo de Acordo no 331/2008 - which grants a tax benefit of 67% on the ICMS payable generated from the process of manufacturing sugar in the state.

Special goodwill reserve

Merged assets of IPL

Following the merger of IPL into REPSA (Note 1), whose main assets comprised investments held by it in the capital stock of REPSA and the goodwill recorded based on tax records, recognized upon the formation of the ethanol, sugar and bioenergy joint venture, such goodwill started to be deductible for income tax and social contribution purposes. Therefore a special goodwill reserve was recognized in the equity of Raízen Energia against deferred tax assets,  of R$ 241,107, equivalent to the tax benefit of 34% arising from the amortization of such goodwill.

RAÍZEN ENERGIA S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

b)	Dividends and interest on own capital

i)	Dividends

Pursuant to the Company's bylaws, the shareholders are entitled to a minimum mandatory dividend of 1% of the net income reported at year end, as adjusted in accordance with article 202 of the Brazilian Corporate Law. The amounts of legal reserve and dividends were determined as follows:

	2014	2013

Net income	140,883	355,744
(-) Consolidated results of operations of REPSA (Note 1)	-	239,782

Net income	140,883	115,962
Legal reserve at 5%	(7,044)	(5,798)
Tax incentives	(30,256)	-

Calculation basis for dividend distribution	103,583	110,164

Mandatory minimum dividends	(1,036)	(1,102)
Dividends to holders of Class B preferred shares	(43,636)	(66,877)
(-) Prepaid dividends	-	8,873

Remaining dividends payable	(43,636)	(58,004)

Interest on own capital	(34,000)	-

Dividends payable	(78,672)	(59,106)

At March 2014, 31, the dividends accrued in the previous fiscal year were paid in full.

ii)	Interest on own capital

On December 31, 2013, the “Extraordinary General Meeting” approved the distribution of interest on own capital to each shareholder of R$ 40,000 for the period of January 1, 2013 through December 31, 2013.

The payment of interest on own capital is subject to 15% of tax retention of R$ 6,000. Therefore, the net amount paid to each shareholder on October 31, 2014 was R$ 34,000.

c)	Other comprehensive income

Foreign currency translation adjustments - CTA

Represents the exchange differences from translation of the financial statements of investees with functional currencies different than that of the Parent company into Brazilian Real.

Cash flow hedge

Represents changes in the fair value arising from cash flow hedge of revenues from export of VHP sugar.

RAÍZEN ENERGIA S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

Actuarial gains (losses) on post-employment benefits

Represents the remeasurement of the net defined benefit liability (asset) of post-employment benefits.

d)	Retained earnings

Legal reserve

Refers to the appropriation of 5% of the net income to legal reserve, pursuant to Company bylaws and in compliance with the Brazilian Corporate Law.

Profit retention reserve

After the legal reserve and the minimum dividends payable calculation, the remaining balance of the net income is allocated to the profit retention reserve.

e)	Earnings per share

Basic earnings per share is calculated by dividing the net income attributable to the shareholders by the weighted average of common shares outstanding during the year.

The table below sets out the data on net income and shares used to calculate basic and diluted earnings per share for the years ended March 31, 2014, 2013 and ten month period ended March 31, 2012 (in thousands, except amounts per share):

Basic and Diluted:

	2014	2013	2012
Numerator
Net income attributable to Controlling shareholders	140,883	354,710	416,038
Profit available to preferred shareholders	(43,636)	(66,877)	(22,026)

Profit available to common shareholders	97,247	287,833	394,012

Denominator:
Weighted average of number of outstanding common shares (in thousands)	5,902,596	5,305,629	4,893,542

Basic and diluted earnings per common share (reais per share)	0.02	0.05	0.08

The Company does not have outstanding common shares that may give rise to a dilution or debt convertible into common shares. Therefore, basic and diluted earnings per share are equal.

22.	Net sales

	2014	2013	Ten-month period ended March 31, 2012

Gross sales of products and services	10,055,383	9,063,189	6,969,531
Sales taxes and deductions	(600,162)	(594,951)	(637,083)

Net sales	9,455,221	8,468,238	6,332,448

RAÍZEN ENERGIA S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

The sales is also segregated in the following items:

	2014	2013	Ten-month period ended March 31, 2012

Products and services revenue	9,182,269	8,192,289	6,258,629
Commodities derivatives and hedge accounting gains	272,952	275,949	73,819

	9,455,221	8,468,238	6,332,448

23.	Information by segment

The Management of Raízen Energia defined the ethanol, sugar and bioenergy ("EAB") segment as the only operating segment based on reports used by the Board of Directors to make key decisions about strategic and operational matters. The performance goals for evaluation purposes are defined and monitored for the EAB segment as a whole.

The EAB segment comprises the production and sale of ethanol and sugar originating from sugarcane processing, as well as energy cogeneration, from the burning of the sugarcane bagasse.

Since the assets are equally used to produce sugar, ethanol and bioenergy, there is no disclosure of these assets by business segment.

The Company monitors the net operating revenue deriving from the sale of its products in the domestic and foreign markets, as follows:

	2014	2013	Ten-month period ended March 31, 2012
Net sales
Foreign market (1)	5,582,123	5,473,976	3,126,387
Domestic market	3,873,098	2,994,262	3,206,061

Total	9,455,221	8,468,238	6,332,448

(1) Includes sales made to customers in Brazil under export-related category.

The net sales is segregated by product as follows:

	2014	2013	Ten-month period ended March 31, 2012
Net sales
Sugar	4,353,084	4,353,994	3,472,533
Ethanol	4,464,527	3,299,938	2,473,383
Power	403,845	569,709	194,884
Other products and services	233,765	244,597	191,648

Total	9,455,221	8,468,238	6,332,448

RAÍZEN ENERGIA S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

The percentage of net sales by geographic area is as follows:

Geographic area	2014	2013	Ten-month period ended March 31, 2012

Brazil	45.81%	40.27%	50.68%
Europe	30.52%	29.59%	35.09%
Asia	13.26%	15.75%	7.34%
Central America	3.25%	7.57%	1.14%
North America	2.39%	5.81%	4.93%
Africa and Oceania	4.77%	1.01%	0.82%

Total	100.00%	100.00%	100.00%

The key EAB customers in the years ended March 31, 2014, 2013 and 2012, which individually account for 5% or more of the Company's total revenue, are as follows:

Customer	2014	2013	Ten-month period ended March 31, 2012
Raízen Combustíveis S.A.	15.30%	6.23%	8.50%
Sucden	7.86%	9.84%	14.48%
Wilmar Sugar Pte Ltd	7.75%	10.16%	5.25%
Shell Western Supply and Trading	2.48%	6.51%	0.97%
Petrobrás	1.10%	0.24%	5.19%

24.	Statement of income by nature

Reconciliation of expenses by nature

The Company has chosen to disclose its statement of income by function and thus presents below the details by nature:

	2014	2013	Ten-month period ended March 31, 2012

Raw material	4,064,982	3,327,136	2,614,059
Depreciation and amortization	1,709,935	1,706,819	1,282,807
Personnel expenses	936,800	866,522	596,882
Cutting, loading and transport (CCT)	737,132	571,271	494,322
Maintenance materials	300,624	383,237	155,930
Contracted labor	191,171	233,042	140,086
Biological assets and agricultural products	73,361	227,746	(101,913)
Rents and leasing	217,991	209,892	24,568
Other expenses	487,756	267,853	320,188

	8,719,752	7,793,518	5,526,929

RAÍZEN ENERGIA S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

Classified as:

	2014	2013	Ten-month period ended March 31, 2012

Costs of sales	7,542,579	6,698,108	4,733,718
Selling expenses	637,316	605,164	418,240
General and administrative expenses	539,857	490,246	374,971

	8,719,752	7,793,518	5,526,929

25.	Other operating income, net

	2014	2013	Ten-month period ended March 31, 2012
Other operating income
Revenue - tax incentive - ICMS (Note 17)	25,260	22,930	15,008
Reversal of provision for onerous contracts	1,079	14,951	-
Revenue from sale of scrap and waste	10,211	8,562	5,603
Income from sale of property, plant and equipment	33,813	3,689	2,747
Reversal of provision for property, plant and equipment losses (Note 13)	7,165	-	-
Rent and lease income	-	-	3,922
Gain with port operations	8,779	1,396	-
Income from tax reconciliations	-	-	10,090
Other income	8,113	127	1,477

	94,420	51,655	38,847
Other operating expenses
PIS and Cofins taxes on other sales	(869)	(312)	-
Provision for claims and paid indemnities (Note 19)	(25,197)	(3,502)	(3,036)
Provision for property, plant and equipment losses (Note 13)	(1,373)	-	-
Provision for intangible assets (Note 14)	(6,569)	-	-
Loss on sale of investments (Note 11)	-	-	(3,434)

	(34,008)	(3,814)	(6,470)

	60,412	47,841	32,377

RAÍZEN ENERGIA S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

26.	Finance income (expenses), net

	2014	2013	Ten-month period ended March 31, 2012
Finance expenses
Interest	(443,560)	(399,615)	(361,627)
Financial instrument measured at fair value through profit or loss	-	(5,710)	-
Indexation credits	(58,754)	(60,067)	(21,283)
Bank expenses	(7,529)	(546)	(780)

	(509,843)	(465,938)	(383,690)
Less: amounts capitalized on qualified assets (Note 13)	44,296	41,940	47,252

	(465,547)	(423,998)	(336,438)

Finance income
Income from financial investments	114,898	91,804	55,892
Interest	96,207	68,800	37,499
Indexation charges	28,316	24,903	9,927
Financial instrument measured at fair value through profit or loss	12,516	-	-
Discounts earned	258	65	355

	252,195	185,572	103,673

Foreign exchange variance	(292,073)	(27,519)	(11,229)

Effect of derivatives, net (1)	(67,506)	(55,662)	(47,278)

	(572,931)	(321,607)	(291,272)

(1)   Includes realized and unrealized  option, swap and NDFs transactions.

27.	Financial instruments

Management of financial risk

a)	Overview

In the normal course of its business, the Company is exposed to the following risks arising from financial instruments:

•	Price risk
•	Currency risk
•	Interest rate risk
•	Credit risk
•	Liquidity risk

This note provides information about the exposure of each risk, as well as the objectives, practices and processes used to measure and manage them.   Additionally, this note provides information regarding the Company’s management of capital.

RAÍZEN ENERGIA S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and ten month period ended March 31, 2012
(In thousands of Reais, unless otherwise indicated)

b)	Risk management framework

The Company’s board of directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The board of directors has established the Risk Committee, which is responsible for developing and monitoring the Company’s risk management policies. The committee reports regularly to the board of directors on its activities.

The Group’s risk management, treasury and trading policies are set to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls and to monitor risks and adhere to limits.  Risk management policies and systems are revised regularly to reflect changes in market conditions and the Company’s activities.

The Company is exposed to market risks due to the volatility of interest and foreign exchange rates. The contracting of financial instruments for hedging purposes is made based on an analysis of the exposure to the risk that management intends to cover.

On March 31, 2014 and 2013, the derivative instruments for hedging or other purposes were measured at fair value using observable inputs, such as prices quoted in active markets or discounted cash flows based on market curves as follows:

	Notional		Fair value
	2014	2013	2014	2013
Price risk
Derivatives
Futures contracts	1,336,437	1,067,086	(12,053)	139,015
Option contracts	-	(8,571)	-	99

	1,336,437	1,058,515	(12,053)	139,114
Exchange rate risk
Exchange rate derivative
Futures contracts	(326,525)	(36,559)	705	497
Forward contracts	1,810	12,790	42,310	249
Exchange rate lock-in	227,698	292,065	21,106	(3,490)
Exchange rate swap	813,891	792,156	(23,595)	18,573
	716,874	1,060,452	40,526	15,829
Interest rate risk
Interest derivatives	1,088,503	819,511	(5,056)	(5,403)

	1,088,503	819,511	(5,056)	(5,403)

Total			23,417	149,540

Total current assets			200,588	166,126
Total noncurrent assets			1,109	-

Total assets			201,697	166,126

Total current liabilities			(166,175)	(16,586)
Total noncurrent liabilities			(12,105)	-

Total liabilities			(178,280)	(16,586)

RAÍZEN ENERGIA S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and 2012
(In thousands of Reais, unless otherwise indicated)

c)	Price risk

Price risk arises from the possibility of fluctuations in the market prices of products sold by the Company, mainly VHP sugar (sugar #11), refined sugar (#5 or white sugar) and ethanol, substantially via the subsidiary Raízen Trading LLP. These price fluctuations may cause material changes in the Company's sales revenue. In order to mitigate this risk, the Company continuously  monitors the market to anticipate price fluctuations. The table below shows the Company’s derivatives positions which hedge against this price risk:

Price risk: Octstanding derivatives of products in 2014
Derivatives	Purchased/ Sold	Market	Contract	Maturity	Notional (units)	Notional (R$ thousands)	Fair value (R$ thousands)

Future	Sold	ICE	Sugar#11	Apr/14	248,017 t	221,316	1,435
Future	Sold	ICE	Sugar#11	Jun/14	631,219 t	565,834	(5,114)
Future	Sold	ICE	Sugar#11	Sep/14	673,081 t	608,587	(14,326)
Future	Sold	ICE	Sugar#11	Feb/15	148,241 t	141,318	(460)
Future	Sold	ICE	Sugar#11	Sep/15	24,994 t	23,071	(360)
Future	Sold	ICE	Sugar#11	Jun/16	7,264 t	6,698	(156)
Future	Sold	ICE	Sugar#11	Sep/16	5,943 t	5,541	(102)
Future	Sold	NYSE LIFFE	Sugar#5	Apr/14	1,650 t	1,803	32
Future	Sold	NYSE LIFFE	Sugar#5	Jul/14	3,500 t	3,849	(9)
Sub-total of Future sugar sold					1.743.909 t	1,578,017	(19,060)

Future	Purchased	ICE	Sugar#11	Apr/14	(58,016 t)	(47,362)	4,072
Future	Purchased	ICE	Sugar#11	Jun/14	(10,058 t)	(8,553)	546
Future	Purchased	ICE	Sugar#11	Sep/14	(3,200 t)	(2,659)	303
Future	Purchased	ICE	Sugar#11	Feb/15	(3,302 t)	(2,884)	274
Future	Purchased	NYSE LIFFE	Sugar#5	Apr/14	(100 t)	(99)	8
Sub-total of Future sugar purchased					(74.676 t)	(61,557)	5,203
Sub-total of Future sugar					1.669.233 t	1,516,460	(13,857)

Future	Sold	BMFBovespa	Ethanol	Jun/14	900 m³	1,039	(2)
Future	Sold	BMFBovespa	Ethanol	Jul/14	2,100 m³	2,352	16
Future	Sold	BMFBovespa	Ethanol	Aug/14	1,800 m³	2,007	50
Future	Sold	BMFBovespa	Ethanol	Sep/13	1,500 m³	1,695	30
Future	Sold	CHGOETHNL	Ethanol	Apr/14	131 m³	169,886	(60,734)
Future	Sold	CHGOETHNL	Ethanol	May/14	44 m³	52,036	(15,987)
Future	Sold	CHGOETHNL	Ethanol	Jun/14	43 m³	52,521	(9,165)
Future	Sold	CHGOETHNL	Ethanol	Jul/14	21 m³	24,076	(4,568)
Future	Sold	CHGOETHNL	Ethanol	Aug/14	12 m³	14,389	(18)
Future	Sold	CHGOETHNL	Ethanol	Sep/14	8 m³	11,233	(642)
Future	Sold	CHGOETHNL	Ethanol	Jan/15	25 m³	25,860	(1,223)
Sub-total of Future ethanol sold					6,584 m³	357,094	(92,243)

Future	Purchased	CHGOETHNL	Ethanol	Apr/14	(92 m³)	(114,552)	56,598
Future	Purchased	CHGOETHNL	Ethanol	May/14	(41 m³)	(48,389)	15,348
Future	Purchased	CHGOETHNL	Ethanol	Jun/14	(38 m³)	(45,366)	8,352
Future	Purchased	CHGOETHNL	Ethanol	Jul/14	(13 m³)	(13,456)	3,930
Future	Purchased	CHGOETHNL	Ethanol	Aug/14	(5 m³)	(4,833)	1.165
Future	Purchased	CHGOETHNL	Ethanol	Sep/14	(3 m³)	(3,155)	681
Future	Purchased	CHGOETHNL	Ethanol	Dec/14	(25 m³)	(25,676)	(3)
Future	Purchased	CHGOETHNL	Ethanol	Jan/15	(50 m³)	(51,809)	656

					(267 m³)	(307,236)	86,727
Physical fixed	Sold	CHGOETHNL	Ethanol	Apr-Dec/14	272 m³	154,832	(53,835)
Physical fixed	Purchased	CHGOETHNL	Ethanol	Apr-Dec/14	(274 m³)	(384,713)	61,155

					(2 m³)	(229,881)	7,320

Sub-total of Future ethanol					6.315 m³	(180,023)	1,804

Total of products						1,336,437	(12,053)

RAÍZEN ENERGIA S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and 2012
(In thousands of Reais, unless otherwise indicated)

Price risk: Octstanding derivatives of products in 2013
Derivatives	Purchased/ Sold	Market	Contract	Maturity	Notional (units)	Notional (R$ thousands)	Fair value (R$ thousands)

Future	Sold	NYBOT	Sugar#11	May/13	288,151 t	235,872	9,948
Future	Sold	NYBOT	Sugar#11	Jul/13	420,339 t	389,275	58,964
Future	Sold	NYBOT	Sugar#11	Oct/13	491,513 t	460,292	64,231
Future	Sold	NYBOT	Sugar#11	Mar/14	24,995 t	24,394	3,254
Future	Sold	ICE	Sugar#5	May/13	3,000 t	3,021	(20)
Future	Sold	ICE	Sugar#5	Aug/13	4,300 t	4,347	68

Sub-total of Future sugar sold					1,232,298 t	1,117,201	136,445
Future	Purchased	NYBOT	Sugar#11	May/13	(17,882 t)	(15,078)	(1,058)
Future	Purchased	NYBOT	Sugar#11	Jul/13	(9,246 t)	(7,633)	(367)
Future	Purchased	NYBOT	Sugar#11	Oct/13	(1,930 t)	(1,679)	(123)
Future	Purchased	NYBOT	Sugar#11	Mar/14	(3,556 t)	(3,114)	(106)

Sub-total of Future sugar purchased					(32,614 t)	(27,504)	(1,654)

Sub-total of Future sugar					1,199,684 t	1,089,697	134,791

Call	Purchased	NYBOT			(10,160 t)	(8,571)	99

Sub-total of call purchased					(10,160 t)	(8,571)	99

Sub-total of sugar					1,189,524 t	1,081,126	134,890

Future	Sold	BMFBovespa	Ethanol	Mar/13	28,380 m³	33,710	(71)
Future	Sold	Platts ChicAug	Ethanol	Mar-Apr/13	-	873	1,436
Future	Sold	BMF Ethanol	Ethanol	Jun-Aug/13	-	646	(65)
Future	Sold	CHGOETHNL	Ethanol	May-Jun/13	-	76	(280)

Sub-total of future ethanol sold					28,380 m³	35,305	1,020
Future	Purchased	BMFBovespa	Ethanol	Mar/13	(23,850 m³)	(29,153)	60
Future	Purchased	BMFBovespa	Ethanol	Jun/13	(9,000 m³)	(10,277)	-
Future	Purchased	BMFBovespa	Ethanol	Jul/13	(6,300 m³)	(7,120)	-
Future	Purchased	BMFBovespa	Ethanol	Aug/13	(3,990 m³)	(4,523)	-
Future	Purchased	BMFBovespa	Ethanol	Mar/13	(4,530 m³)	(5,684)	-
Future	Purchased	Platts ChicAug	Ethanol	Apr-Aug/13	-	(1,084)	162
Future	Purchased	CHGOETHNL	Ethanol	Oct-Dec/13	-	(131)	156

Sub-total of future ethanol purchased					(47,670 m³)	(57,972)	378
Physical fixed	Sold	CHGOETHNL	Ethanol	Apr-Nov/13	-	157	2,583
Physical fixed	Purchased	CHGOETHNL	Ethanol	Apr-Nov/13	-	(101)	243

Sub-total of physical fixed ethanol					-	56	2,826

Sub-total of future ethanol					(19,290 m³)	(22,611)	4,224

Total of Products						1,058,515	139,114

RAÍZEN ENERGIA S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and 2012
(In thousands of Reais, unless otherwise indicated)

d)	Currency risk

The Company is exposed to currency risk to the extent that there is a mismatch between the currencies in which sales, purchases and borrowings are denominated and the functional currency of the Company, which is the Real (BRL). The currency in which these transactions are primarily denominated is the US dollar.

The Company uses derivatives to manage cash flow risk arising from US dollar-denominated export revenues, net of other foreign currency-denominated cash flows.  The table below shows the outstanding derivatives positions as at March 31, 2014 and 2013 used to hedge against currency risk:

Price risk: Outstanding exchange rate derivatives in 2014
Derivatives	Purchased/Sold	Market	Contract	Maturity	Notional (US$ thousands)	Notional (R$ thousands)	Fair value (R$ thousands)

Future	Sold	BM&FBovespa	Commercial dollar	May/14	126,250	288,479	(355)
Future	Sold	BM&FBovespa	DDI	May/14	150,000	339,450	(398)

Subtotal future sold					276,250	627,929	(753)

Future	Purchased	BM&FBovespa	Commercial dollar	Jul/14	(265,000)	(615,004)	766
Future	Purchased	BM&FBovespa	DDI	Jan/16	(150,000)	(339,450)	692

Subtotal future purchased					(415,000)	(954,454)	1,458

Forward	Sold	OTC/Cetip	NDF	Jan/14	210,000	497,063	21,824
Forward	Purchased	OTC/Cetip	NDF	Apr/14	(1,132)	(2,562)	(29)
Forward	Purchased	OTC/Cetip	NDF	Apr /14	(337)	(762)	16
Forward	Purchased	OTC/Cetip	NDF	May/14	(855)	(1,934)	(103)
Forward	Purchased	OTC/Cetip	NDF	Jun/14	(1,046)	(2,366)	(122)
Forward	Purchased	OTC/Cetip	NDF	Jul/14	(160,000)	(343,912)	26,727
Forward	Purchased	OTC/Cetip	NDF	Oct/14	(394)	(891)	(3)
Forward	Purchased	OTC/Cetip	NDF	Oct/14	(323)	(731)	9
Forward	Purchased	OTC/Cetip	NDF	Jan/16	(50,000)	(142,095)	(6,009)
Subtotal forward purchased/sold					(4,087)	1,810	42,310

Exchange rate lock	Sold	OTC	Exchange rate lock	Aug/14	100,000	258,240	21,797
Exchange rate lock	Purchased	OTC	Exchange rate lock	Apr/14	(5,895)	(13,341)	(306)
Exchange rate lock	Purchased	OTC	Exchange rate lock	May/14	(5,250)	(11,880)	(111)
Exchange rate lock	Purchased	OTC	Exchange rate lock	Jun/14	(1,120)	(2,536)	(98)
Exchange rate lock	Purchased	OTC	Exchange rate lock	Oct/14	(4,191)	(9,485)	(94)
Exchange rate lock	Purchased	OTC	Exchange rate lock	Nov/14	(4,342)	(9,825)	(87)
Exchange rate lock	Purchased	OTC	Exchange rate lock	Dec/14	(5,454)	(12,341)	(114)
Exchange rate lock	Purchased	OTC	Exchange rate lock	Jan/15	(6,817)	(15,427)	(141)
Exchange rate lock	Sold	OTC	Exchange rate lock	Apr/14	4,396	9,947	101
Exchange rate lock	Sold	OTC	Exchange rate lock	May/14	4,612	10,437	100
Exchange rate lock	Sold	OTC	Exchange rate lock	Jun/14	921	2,084	83
Exchange rate lock	Sold	OTC	Exchange rate lock	Oct/14	4,132	9,352	(7)
Exchange rate lock	Sold	OTC	Exchange rate lock	Dec/14	5,512	12,473	(17)

Subtotal exchange rate lock-in					86,504	227,698	21,106

Exchange rate swap (1)	Fixed Dollar/CDI	BMF	Exchange rate swap	Apr/14	92,949	210,344	(5,131)
Exchange rate swap (1)	Fixed Dollar/CDI	BMF	Exchange rate swap	May/14	89,578	202,715	(5,798)
Exchange rate swap (1)	Fixed Dollar/CDI	BMF	Exchange rate swap	Jun/14	88,932	201,252	(6,174)
Exchange rate swap (1)	Fixed Dollar/CDI	BMF	Exchange rate swap	Jul/14	88,193	199,580	(6,492)

Subtotal exchange rate swap					359,652	813,891	(23,595)
Total of exchange rate					303,319	716,874	40,526

(1) In June 2012, the Company entered into a intercompany interest and foreign currency swap, between Raízen Energia and Raízen Combustíveis, in which Raízen Energia receives a fixed exchange rate and pays an interest rate of 100% of CDI. The fair value of this swap on March 31, 2014 is R$ 23,595.

RAÍZEN ENERGIA S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and 2012
(In thousands of Reais, unless otherwise indicated)

Price risk: Outstanding exchange rate derivatives in 2013
Derivatives	Purchased/Sold	Market	Contract	Maturity	Notional (US$ thousands)	Notional (R$ thousands)	Fair value (R$ thousands)

Future	Sold	BM&FBovespa	Commercial dollar	Apr/13	297,750	590,042	(1,701)
Future	Sold	BM&FBovespa	Commercial dollar	May/13	36,250	73,695	(384)
Future	Sold	BM&FBovespa	Commercial dollar	Jul/13	265,000	532,405	(2,847)
Future	Sold	BM&FBovespa	Commercial dollar	May/13	5,000	10,131	(12)

Subtotal future sold					604,000	1,206,273	(4,944)
Future	Purchased	BM&FBovespa	Commercial dollar	May/13	(2,000)	(4,043)	21
Future	Purchased	BM&FBovespa	Commercial dollar	Jul/13	(13,000)	(26,228)	140
Future	Purchased	BM&FBovespa	Commercial dollar	Apr/13	(297,750)	(590,424)	1,701
Future	Purchased	BM&FBovespa	Commercial dollar	Oct/13	(13,000)	(26,611)	143
Future	Purchased	BM&FBovespa	Commercial dollar	Jan/14	(13,000)	(27,040)	149
Future	Purchased	BM&FBovespa	Commercial dollar	Jul/14	(265,000)	(567,473)	3,285
Future	Purchased	BM&FBovespa	Commercial dollar	May/13	(500)	(1,012)	2

Subtotal future purchased					(604,250)	(1,242,831)	5,441
Forward	Sold	OTC/Cetip	NDF	Jul/13	(100,000)	(201,060)	(3,574)
Forward	Sold	OTC/Cetip	NDF	Jul/14	100,000	213,850	3,823

Subtotal forward purchased/sold					-	12,790	249
Exchange rate lock-in	Sold	OTC	Exchange rate lock-in	Aug/13	50,000	101,340	143
Exchange rate lock-in	Sold	OTC	Exchange rate lock-in	Sep/13	100,000	202,550	(3,465)
Exchange rate lock-in	Sold	OTC	Exchange rate lock-in	Apr/13	(1,088)	(2,191)	(47)
Exchange rate lock-in	Sold	OTC	Exchange rate lock-in	Apr/13	(428)	(862)	8
Exchange rate lock-in	Sold	OTC	Exchange rate lock-in	May/13	212	427	-
Exchange rate lock-in	Sold	OTC	Exchange rate lock-in	May/13	(368)	(741)	(9)
Exchange rate lock-in	Sold	OTC	Exchange rate lock-in	Jun/13	212	427	-
Exchange rate lock-in	Sold	OTC	Exchange rate lock-in	Jul/13	3,318	6,681	(99)
Exchange rate lock-in	Sold	OTC	Exchange rate lock-in	Jul/13	212	427	(1)
Exchange rate lock-in	Sold	OTC	Exchange rate lock-in	Aug/13	212	428	(1)
Exchange rate lock-in	Sold	OTC	Exchange rate lock-in	Sep/13	212	428	(1)
Exchange rate lock-in	Sold	OTC	Exchange rate lock-in	Oct/13	213	428	(1)
Exchange rate lock-in	Sold	OTC	Exchange rate lock-in	Oct/13	(8,792)	(17,705)	(16)
Exchange rate lock-in	Sold	OTC	Exchange rate lock-in	Nov/13	213	428	(1)

Subtotal Exchange rate lock-in					144,128	292,065	(3,490)

Interest swap	Sold	BMF	Fixed dollar/CDI	Aug/14	16,717	33,667	1,097
Interest swap	Sold	BMF	Fixed dollar/CDI	Feb/14	16,994	34,223	883
Interest swap	Sold	BMF	Fixed dollar/CDI	Apr/14	92,949	187,181	4,549
Interest swap	Sold	BMF	Fixed dollar/CDI	May/14	89,578	180,392	4,219
Interest swap	Sold	BMF	Fixed dollar/CDI	Jun/14	88,932	179,090	4,016
Interest swap	Sold	BMF	Fixed dollar/CDI	Jul/14	88,193	177,602	3,809

Subtotal interest swap					393,363	792,155	18,573

Total Exchange rate					537,241	1,060,452	15,829

RAÍZEN ENERGIA S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and 2012
(In thousands of Reais, unless otherwise indicated)

The Company’s consolidated financial statements are mainly impacted by US Dollar (“US$” or “USD”). Assets and liabilities denominated in foreign currency are as follows:

	2014		2013
	R$	US$ (in thousands)	R$	US$ (in thousands)
Cash and cash equivalents (Note 3)	10,350	4,574	272,546	135,339
Restricted cash (Note 4)	118,889	52,536	-	-
Trade notes receivable abroad (Note 5)	162,557	71,833	173,235	86,024
Related parties (Note 10)	496,027	219,190	664,934	330,189
Loans and financing (Note 16)	(3,128,269)	(1,382,355)	(2,839,763)	(1,410,151)
Derivatives (Note 27)	23,417	10,348	149,540	74,258

Foreign exchange exposure, net	(2,317,029)	(1,023,874)	(1,579,508)	(784,341)

e)	Effects of hedge accounting

On April 1st, 2011, the Company formally designated derivatives used to hedge cash flows from VHP sugar export revenues as subject to hedge accounting, by documenting: (i) the hedge relationship, (ii) the Company's risk management goal and strategy to contract the hedge, (iii) the identification of the financial instrument, (iv) the hedged item or transaction, (v) the nature of the risk to be hedged, (vi) the description of the hedge relationship, (vii) the correlation between the hedge and the hedged item, and (viii) the retrospective and prospective assessment of hedge effectiveness. The Company designated the Sugar#11 (NYBOT or OTC) derivatives to hedge the price risk and Non-Deliverable Forward (NDF) contracts to hedge the currency risk, as shown in items (b) and (c) of this note.

The Company accounts for gains and losses considered as effective for hedge accounting purposes in a specific item in equity, until such time as the hedged item is realized in income, when such gains or losses of each designated instrument are transferred to profit or loss in the same line item as the hedged item (in this case, sales revenue).  As at March 31, 2014 and 2013, the impacts accounted for in the Company's equity and the estimated realization in the income statement are as follows:

As of March 31, 2014
			Realization period
Derivative	Market	Risk	2014/15	2015/16	Total

Future	OTC / NYBOT	Sugar#11	(16,377)	(915)	(17,292)
Future	BM&FBovespa	Ethanol	(61)	-	(61)

			(16,438)	(915)	(17,353)

(-) Deferred taxes			5,590	311	5,901

Effect in equity			(10,848)	(604)	(11,452)

RAÍZEN ENERGIA S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and 2012
(In thousands of Reais, unless otherwise indicated)

As of March 31, 2013
			Realization period
Derivative	Market	Risk	2013/14

Future	OTC / NYBOT	Sugar#11	150,939

			150,939

(-) Deferred taxes			(51,320)

Effect in equity			99,619

Below are the changes in the balances of other comprehensive income during the year:

Cash flow Hedge

Balance on March 31, 2012	28,228
Gains/(losses) in the year:
Futures contracts and commodities swap contracts	376,796
Forward (NDF) exchange contracts	5,402
Sales/finance result	(274,029)

Total effect in carrying value adjustments of cash flow hedges (before deferred taxes)	108,169
Effect of deferred taxes on carrying value adjustments	(36,778)

71,391

Balance on March 31, 2013	99,619

Gains/(losses) in the year:
Futures contracts and commodities swap contracts	94,173
Sales/finance result	(262,465)

Total effect in carrying value adjustments of cash flow hedges (before deferred taxes)	(168,292)
Effect of deferred taxes on carrying value adjustments	57,221

(111,071)

Balance on March 31, 2014	(11,452)

f)	Interest rate risk

The Company continuously monitors market interest rates, in order to evaluate any need to enter into hedging transactions for protection from the exposure to fluctuation of such rates and to manage the mismatch between its financial investments and debts.

RAÍZEN ENERGIA S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and 2012
(In thousands of Reais, unless otherwise indicated)

The table below shows the outstanding derivative positions as at March 31, 2014 and 2013 used to hedge interest rate risk:

Price risk: Outstanding interest rate derivatives in 2014
Derivatives	Assets/ Liabilities	Market	Maturity	Notional (US$ thousands)	Notional (R$ thousands)	Fair value (R$ thousands)

Interest swap rate	Interest swap	OTC	Dec/15	231,000	522,753	(821)
Interest swap rate	Interest swap	OTC	Jan/16	175,000	396,025	(4,657)
Interest swap rate	Interest swap	OTC	Sep/17	75,000	169,725	306

Subtotal interest swap				481,000	1,088,503	(5,172)

Future	BM&FBovespa	DI	May/14	-	(521,000)	110
Future	BM&FBovespa	DI	May/14	-	521,000	6
				-	-	116

Total Interest				481,000	1,088,503	(5,056)

Price risk: Outstanding interest rate derivatives in 2013
Derivatives	Assets/ Liabilities	Market	Maturity	Notional (US$ thousands)	Notional (R$ thousands)	Fair value (R$ thousands)

Interest swap rate	LIBOR 3M / Fixed	OTC	Dec/15	231,000	466,274	(367)
Interest swap rate	LIBOR 3M / Fixed	OTC	Jan/16	175,000	353,237	(5,036)
Total Interest – March 31, 2013				406,000	819,511	(5,403)

g)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises mainly from the Company’s receivables from customers and investments in debt securities.

A significant portion of sales made by the Company is to a selected group of best-in-class counterparties, i.e. trading companies, fuel distribution companies and large supermarket chains.

Credit risk is managed through specific parameters for client acceptance, analysis of credit and setting of limits for customer exposure, including the requirement of a letter of credit from prime banks and obtaining of real guarantees, when applicable.  Management believes that the credit risk is substantially covered by the allowance for doubtful accounts.

The individual risk limits are determined based on internal and external classifications in accordance with the limits set by the Company's Management. Credit limits are monitored on a regular basis. No credit limit was exceeded during the year ended on March 31, 2014, and Management does not expect any default losses on these counterparties above the amount already accrued.

RAÍZEN ENERGIA S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and 2012
(In thousands of Reais, unless otherwise indicated)

The Company has commodity derivatives traded in futures and options markets including the New York Board of Trade (NYBOT) and the London International Financial Futures and Options Exchange (LIFFE), as well as in the over-the-counter market with selected counterparties.  The Company has foreign exchange and commodities derivatives on BM&FBovespa and OTC contracts registered with CETIP, mainly with banks Espírito Santo Investimento do Brasil S.A., Deutsche Bank S.A. - Banco Alemão, JP Morgan S.A. and Banco Standard de Investimentos S.A.

Guarantee margins - The Company's derivative operations on commodity exchanges (NYBOT, LIFFE and BM&FBovespa) require an initial guarantee margin. The brokers with whom the Company operates on these commodity exchanges offer credit limits for these margins. As at March 31, 2014, the total initial margin required by NYBOT is R$ 87,665 (R$ 34,775 in 2013). As at March 31, 2014, in order to operate on the BM&FBovespa, the Company has R$ 57,500 (R$ 40,547 in 2013) in bank certificates of deposit from prime banks. The Company's derivative transactions on the over-the-counter market do not require margin calls (Note 4).

The credit risk on cash and cash equivalents, comprised mainly of investment funds and CDBs (Note 3), is distributed among the main national and international banks rated by international risk rating agencies as Investment Grade.

h)	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as much as possible, that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The following are the remaining contractual maturities of financial liabilities at the reporting date:

	2014					2013
	Up to 1 year	Up to 2 years	3 to 5 years	Over 5 years	Total

Loans and financing (Note 16)	1,122,633	1,735,825	3,276,963	1,498,098	7,633,519	5,950,564
Derivative financial instruments (Note 27.b)	166,175	12,105	-	-	178,280	16,586
Trade accounts payable (Note 15)	637,863	-	-	-	637,863	491,797
Related parties (Note 10)	127,370	11,371	34,113	851,541	1,024,395	1,733,679
Taxes payable (Note 17)	156,572	66,422	194,249	406,703	823,946	747,310

	2,210,613	1,825,723	3,505,325	2,756,342	10,298,003	8,939,936

i)	Debt acceleration risk

As of March 31, 2014 and 2013, the Company was a party to loan and financing agreements with covenants generally applicable to these operations, including requirements related to cash generation, debt to equity ratio among others. These covenants are being fully complied with by the Company and do not place any restrictions on its operations.

RAÍZEN ENERGIA S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and 2012
(In thousands of Reais, unless otherwise indicated)

j)	Fair value

The fair value of financial assets and financial liabilities refers to the amount at which the instrument can be exchanged in a current transaction between willing parties and not in a forced sale or settlement transaction. The methods and assumptions used to estimate fair value are described below.

The fair value of cash and cash equivalents, trade receivables, other financial assets, trade payables, amounts due to/from related parties, and other short-term payables approximates their carrying values mainly due to the short-term maturity of these instruments. The fair value of other long-term assets and liabilities do not substantially differ from their carrying values.

The fair value of loans and financing mainly approximates their carrying values since these financial instruments are subject to floating interest rates (Note 16). The fair value of tradable Senior Notes is based on price quotations at the financial statements date. On March 31, 2014, the fair value of Senior Notes maturing in 2017 (Note 16) corresponds to 110.43% of its face value (114.05% in 2013).

The fair value of available-for-sale financial assets is obtained from prices quoted in active markets, as applicable.

The Company contracts derivatives from various counterparties, mainly financial institutions rated as investment grade. Derivatives measured using valuation techniques based on observable market inputs mainly include interest rate swaps, currency forward contracts and forward commodities contracts. The valuation techniques more frequently applied include forward and swap contract pricing models, calculated at present value.  The models incorporate various data, including the credit quality of the counterparties, spot and forward exchange rates, interest rate curves and forward price curves of the underlying commodity.

The categories of financial instruments are as follows:

		Carrying value		Market value
	Measurement basis	2014	2013	2014	2013
Financial assets

Cash and cash equivalents (Note 3)	Fair value through statement of income	1,771,015	1,759,501	1,771,015	1,759,501

Restricted cash (Note 4)	Fair value through statement of income	251,803	117,897	251,803	117,897
Trade accounts receivable (Note 5)	Loans and financing	356,004	378,161	356,004	378,161

Derivative financial instruments (2)	Fair value through statement of income	258,498	166,126	258,498	166,126
Related parties (3) (Note 10)	Loans and financing	1,563,831	1,825,369	1,563,831	1,825,369
Other financial assets (Note 9)	Loans and financing	903,947	727,221	903,947	727,221

		5,105,098	4,974,275	5,105,098	4,974,275
Financial liabilities

Loans and Financing (1) (Note 16)	Loans and financing	(7,633,519)	(5,950,564)	(7,729,015)	(6,065,039)
Derivative financial instruments	Fair value through statement of income	(235,081)	(16,586)	(235,081)	(16,586)
Trade accounts payable (Note 15)	Loans and financing	(637,863)	(491,797)	(637,863)	(491,797)
Related parties (Note 10)	Loans and financing	(1,024,395)	(1,733,679)	(1,024,395)	(1,733,679)

		(9,530,858)	(8,192,626)	(9,626,354)	(8,307,101)

(1)	Stated net of transaction costs.
(2)	As at March 31, 2014, includes derivatives designated as hedge instruments of R$ 17,353 (R$ 136,445 in 2013).
(3)	As at March 31, 2013, includes the right to receive shares issued by Iogen of R$ 167,360, stated at fair value through income statement.

RAÍZEN ENERGIA S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and 2012
(In thousands of Reais, unless otherwise indicated)

Fair value hierarchy

The Company discloses its financial assets and liabilities at fair value, based on the appropriate accounting pronouncements, which relate to concepts of valuation and disclosure requirements.

In relation to such disclosure, the Company applies the hierarchy requirements set out in IFRS 13, which involves the following aspects:

•	The fair value is the price that an asset could be exchanged and a liability could be settled, between knowledgeable willing parties in an arm’s length transaction; and
•	Hierarchy on 3 levels for measurement of the fair value, according to observable inputs for the valuation of an asset or liability on the date of its measurement.

The valuation established on 3 levels of hierarchy for measurement of the fair value is based on observable and non-observable inputs. Observable inputs reflect market data obtained from independent sources, while non-observable inputs reflect the Company’s valuation techniques. These two types of inputs create the hierarchy of fair value set forth below:

•	Level 1 – Prices quoted (unadjusted) for identical instruments in active markets;
•	Level 2 – Prices quoted in active markets for similar instruments, prices quoted for identical or similar instruments in non-active markets and evaluation models for which inputs are observable; and
•	Level 3 – Instruments whose significant inputs are non-observable.

The table below presents the overall classification of financial assets and liabilities according to the valuation hierarchy.

Assets and (liabilities) at fair value	Level 1	Level 2	Total

March 31, 2013
Derivative financial assets	149,125	17,001	166,126
Derivative financial liabilities	(9,515)	(7,071)	(16,586)

Total	139,610	9,930	149,540

March 31, 2014
Derivative financial assets	187,531	70,967	258,498
Derivative financial liabilities	(198,763)	(36,318)	(235,081)

Total	(11,232)	34,649	23,417

On March 31, 2014 and 2013, there were no transfers between the aforementioned levels to determine the fair value of financial instruments.

RAÍZEN ENERGIA S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and 2012
(In thousands of Reais, unless otherwise indicated)

k)	Sensitivity analysis

The following analysis is a sensitivity analysis of the fair value of financial instruments in accordance with the risk types considered relevant by the Company.

Assumptions for sensitivity analysis

The Company adopted, for the sensitivity analysis, three scenarios, being one probable, and another two stressed scenarios that may affect the fair value of financial instruments of the Company.  The probable scenario is defined as from the sugar price on the futures market and dollar curves on March 31, 2014 and 2013 that determines the derivatives fair value on the aforementioned date. The stressed were defined taking into consideration the adverse impacts of 25% and 50% on the sugar and dollar price curves, which were used as the basis for the probable scenario.

Sensitivity table

The sensitivity table of derivative fair value variation for probable and stressed scenarios is presented below:

			Impacts in results(*)
			As of March 31, 2014
Price risk	Risk factor	Probable scenario	Scenario + (25%)	Fair value balance	Scenario + (50%)	Fair value balance
Derivatives of products
Futures contracts:
Purchase and sales commitments	Increase of sugar price	(13,857)	(382,580)	(396,437)	(765,160)	(779,017)
Purchase and sales commitments	Decrease of hydrated ethanol price	1,804	(35,737)	(37,541)	(71,474)	(73,278)
		(12,053)	(418,317)	(433,978)	(836,634)	(852,295)
Exchange rate risk
Derivatives of exchange rate
Futures contracts:
Purchase and sales commitment	R$/USD exchange rate increase	705	75,911	76,616	151,822	152,527
Forward Contracts:
Purchase and sales commitment	R$/USD exchange rate increase	42,310	(11,770)	30,540	(23,540)	18,770
Exchange rate lock-in:
Purchase and sales commitment	R$/USD exchange rate increase	21,106	(65,000)	(43,893)	(130,000)	(108,893)
Exchange rate swap
Purchase and sales commitments	R$/USD exchange rate increase	(23,595)	(213,697)	(237,292)	(427,394)	(450,988)
		40,526	(214,555)	(174,028)	(429,111)	(388,584)

Interest rate risk
Interest derivatives
Swap contracts, Exchange rate lock-in and NDF	Decrease of LIBOR curve	(5,056)	(10,108)	(15,164)	(20,216)	(25,272)

(*) Results projected to occur in up to 12 months as from March 31, 2014.

RAÍZEN ENERGIA S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and 2012
(In thousands of Reais, unless otherwise indicated)

			Impacts in results(*)
			As of March 31, 2013
Price risk	Risk factor	Probable scenario	Scenario + (25%)	Fair value balance	Scenario + (50%)	Fair value balance
Derivatives of products
Futures contracts:
Purchase and sales commitments	Increase of sugar price	134,890	(233,160)	(98,270)	(466,320)	(331,430)
Purchase and sales commitments	Decrease of hydrated ethanol price	4,224	(6,052)	(1,828)	(12,104)	(7,880)
		139,114	(239,212)	(100,098)	(478,424)	(339,310)
Exchange rate risk
Derivatives of exchange rate
Futures contracts:
Purchase and sales commitment	R$/USD exchange rate increase	497	(126)	371	(252)	245
Forward Contracts:
Purchase and sales commitment	R$/USD exchange rate increase	249	-	249	-	249
Exchange rate lock-in:
Purchase and sales commitment	R$/USD exchange rate increase	(3,490)	(47,389)	(50,879)	(94,777)	(98,267)
Exchange rate swap
Purchase and sales commitment	R$/USD exchange rate increase	18,573	(98,341)	(79,768)	(196,682)	(178,109)
		15,829	(145,856)	(130,027)	(291,711)	(275,882)
Interest rate risk
Swap contracts, Exchange rate lock-in and NDF	Decrease of LIBOR curve	(5,403)	(11,049)	(16,452)	(21,906)	(27,309)

(*) Results projected to occur in up to 12 months as from March 31, 2013.

Net exposure to US dollar fluctuations

Based on the US dollar-denominated assets and liabilities as at March 31, 2014 and 2013, the Company simulation involves the appreciation and depreciation of exchange rates (R$/USD) by 25% and 50%. The probable scenario takes into consideration the Company’s projections for exchange rates on the maturity of transactions as follows:

	Exchange rate simulations (R$/US$)
		Scenarios
	Balance sheet date	+25%	+50%	-25%	-50%

March 31, 2014	2.2630	2.8288	3.3945	1.6973	1.1315
March 31, 2013	2.0138	2.5173	3.0207	1.5103	1.0069

The probable scenario takes into consideration the position as at March 31, 2014. The effects of the stressed scenarios would be recorded in profit or loss as exchange variation gain (loss) as follows:

		Exchange variation effect
		Scenarios
Foreign exchange exposure, net March 31, 2014		+25%	+50%	-25%	-50%

Cash and cash equivalents (Note 3)	10,350	2,588	5,175	(2,588)	(5,175)
Restricted cash	118,889	29,725	59,445	(29,725)	(59,445)
Trade notes receivable abroad (Note 5)	162,557	40,643	81,279	(40,643)	(81,279)
Related parties (Note 10)	496,027	124,018	248,014	(124,018)	(248,014)
Loans and financing (Note 16)	(3,128,269)	(782,136)	(1,564,135)	782,136	1,564,135
Derivatives (Note 27)	23,417	5,855	11,709	(5,855)	(11,709)

	(2,317,029)	(579,307)	(1,158,513)	579,307	1,158,513

RAÍZEN ENERGIA S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and 2012
(In thousands of Reais, unless otherwise indicated)

		Exchange variation effect
		Scenarios
Foreign exchange exposure, net March 31, 2013		+25%	+50%	-25%	-50%

Cash and cash equivalents (Note 3)	272,546	68,143	136,273	(68,143)	(136,273)
Trade notes receivable abroad (Note 5)	173,235	43,313	86,618	(43,313)	(86,618)
Related parties (Note 10)	664,934	166,250	332,467	(166,250)	(332,467)
Loans and financing (Note 16)	(2,839,763)	(710,011)	(1,419,882)	710,011	1,419,882
Derivatives (Note 27)	149,540	37,389	74,770	(37,389)	(74,770)

	(1,579,508)	(394,916)	(789,754)	394,916	789,754

The Company simulated floating interest rates on borrowings and financing and income from investments linked to the CDI rate involving an appreciation and depreciation by 25% and 50% as follows:

		March 31, 2014
		Interest rate sensitivity
		Probable scenario	Scenario (+/-25%)	Scenario (+/-50%)

Financial investments:	Decrease	138,784	104,088	69,392
	Increase	138,784	173,480	208,176
Loans and financing	Decrease	(425,590)	(319,193)	(212,795)
	Increase	(425,590)	(531,988)	(638,385)

		March 31, 2013
		Interest rate sensitivity
		Probable scenario	Scenario (+/-25%)	Scenario (+/-50%)

Financial investments:	Decrease	110,523	82,892	55,261
	Increase	110,523	138,154	165,784
Loans and financing	Decrease	(266,093)	(199,570)	(133,046)
	Increase	(266,093)	(332,616)	(399,139)

l)	Capital management

The Company's goal, when managing its capital structure, is to ensure that it will continue as a going concern and be able to finance investment opportunities, by keeping a healthy credit profile and offering an appropriate return to its shareholders.

The Company has relationships with the main national and international financial institutions.  In July 2012, Fitch Ratings, Moody's and Standard and Poor's assigned the Company the credit ratings "AAA (bra)", "Aaa.br" and "brAAA", respectively, in their local rating tables.

The financial leverage ratios as at March 31, 2014 and 2013 were calculated as follows:

RAÍZEN ENERGIA S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and 2012
(In thousands of Reais, unless otherwise indicated)

	2014	2013
Third-party capital
Loans and financing (Note 16)	7,633,519	5,950,564
(-) Cash and cash equivalents (Note 3)	(1,771,015)	(1,759,501)
(-) Financial investments related to financing (Note 4.1)	(71,088)	(66,261)
(-) National Treasury Certificates - CTN (Note 9.2)	(434,366)	(360,376)

	5,357,050	3,764,426
Equity
Shareholder's equity:
Attributable to Parent company's shareholders	6,644,509	6,655,568
Attributable to non-controlling shareholders	-	17,927

	6,644,509	6,673,495

Total capital	12,001,559	10,437,921

Financial leverage ratios	45%	36%

The increase in the Company’s leverage rations was mainly due to new loans and borrowings raised, with the BNDES and Credit notes, as well as the issuance of debentures (Note 15). This increase is aligned with the Company’s strategy of investing in industrial equipment and in biological assets, as well as maintaining adequate cash balances.

28.	Retirement supplementation plan

a)	Pension fund

Defined contribution

Beginning on June 1st, 2011, the Company started to sponsor the Raiz Benefit Plan, managed by Raízprev - Entidade de Previdência Privada, which is a not-for-profit private supplementary pension entity.

The entity has administrative and financial autonomy and is engaged in managing and implementing social security benefit plans, as set out in the Benefit Plan Rules , whose Sponsors are the following companies:

•	Raízen Tarumã Ltda.
•	Raízen Caarapó Açúcar e Álcool Ltda.
•	Cosan Centroeste Açúcar e Álcool Ltda.
•	Raízen Paraguaçú Ltda.
•	Raízen Araraquara Açúcar e Álcool Ltda.
•	Raízen Energia S.A.
•	Raízen Combustíveis S.A.

RAÍZEN ENERGIA S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and 2012
(In thousands of Reais, unless otherwise indicated)

The Company does not have any legal or constructive obligations with respect to additional extraordinary contributions, if the plan does not have sufficient assets to pay all benefits or cover a potential deficit.

In the year ended March 31, 2014, the amount of contributions recognized as expense was R$ 8,584 (R$ 6,680 and R$ 5,859 in 2013 and 2012, ).

29.	Insurance

The Company has an insurance and risk management program that provides coverage and protection compatible with its assets and operations.

The insurance coverage is based on a strict risk and loss study conducted by local insurance consultants, and Management considers the insurance contracted sufficient to cover losses that may arise, based on the nature of the Company's activities.

		March 31,2014
Asset covered	Coverage	Insured Amount	Amount of coverage

Inventories and property, plant and equipment	Fire, lightning, explosion, windstorm, breakdown of machinery, loss of profit and other.	12,165,690	6,523,077

General civil liability for directors and officers	Third party complaints	-	228,000

		12,165,690	6,751,077

Assumptions of risk and the appropriateness of insurance coverage are unaudited.

30.	Subsequent events

Conversion of Provisional measure “MP 627/2013” into Law 12.973/2014

Law 12.973 was enacted on May 14, 2014 relating to the conversion of the Provisional Measure 627/2013 which among other arrangements: (i) includes amendments to Ordinance N°1.598/77 which provides tax treatment for corporations, and alters legislation for social contribution tax; (ii) establishes that changes to accounting standards issued subsequent to the announcement of this law, will not impact the calculation of federal taxes until the tax law regulates such change; (iii) establishes specific treatment for the taxation of revenues or dividends calculated between 1/1/2008 and 31/12/2013; (iv) provides for the calculation of interest on capital; and (v) covers the taxation on equity method investments.

RAÍZEN ENERGIA S.A.

Notes to consolidated financial statements
Years ended March 31, 2014, 2013 and 2012
(In thousands of Reais, unless otherwise indicated)

Although Law 12.973 is effective from January 1st, 2015, there is an option for Companies to retrospectively apply the changes from January 1st, 2014, which, according to the Normative Statement RFB N° 1.469/2014, must be declared by July 21, 2014.

Based on management’s analysis, the Company is not likely to opt for application of the law from 2014 and therefore does not expect any significant impacts on these financial statements.

Syndicated Loan Contracts

On April 8, 2014, the Company, through its subsidiary Raízen Cayman Limited, entered into a loan Contract in the form of a Syndicated Loan for US$ 250,000 thousand, indexed quarterly by Libor plus a fixed interest rate of 1.4% per year, maturing in March 2018 and 2019.

Increase of capital in Barra Bioenergia Ltda & subsidiaries

On June 1st, 2014, The Company’s shareholders’ meeting approved a capital investment in Barra Bioenergia Ltda (“Barra Bioenergia”) transferring electric energy cogeneration assets. Barra Bioenergia will be created in 3 units of cogeneration and will have controlling interest of 10 companies with one cogeneration subsidiary each, all of the companies will be controlled directly or indirectly by Raízen Energia S.A.

* * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED
Date:	September 30, 2014	By:	/s/ Marcelo Eduardo Martins
			Name:	Marcelo Eduardo Martins
			Title:	Chief Financial Officer and Investor Relations Officer